As filed with the Securities and Exchange Commission on December 1, 2014.

Registration No. 333-197725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO
FORM S-1
REGISTRATION STATEMENT

Under
THE SECURITIES ACT OF 1933

EYEGATE PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	98-0443284
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

271 Waverley Oaks Road
Suite 108
Waltham, MA 02452
Telephone: (781) 788-9043

(Address, including zip code and telephone number,
including area code, of registrant’s principal executive offices)

Stephen From
President and Chief Executive Officer
Eyegate Pharmaceuticals, Inc.
271 Waverley Oaks Road
Suite 108
Waltham, MA 02452
Telephone: (781) 788-9043

(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Josef B. Volman J. Fraser Collin Burns & Levinson LLP 125 Summer Street Boston, MA 02110 Telephone: (617) 345-3000	Ivan Blumenthal Merav Gershtenman Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Telephone: (212) 935-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED DECEMBER 1, 2014

1,428,572 Shares
Common Stock

This is an initial public offering of shares of common stock of Eyegate Pharmaceuticals, Inc. No public market currently exists for our shares. We are offering all of the shares of common stock offered by this prospectus. We anticipate the public offering price of our shares of common stock to be between $6.00 and $8.00 per share.

All common share and per-common-share figures in this prospectus have been adjusted to reflect a 1-for-10.98 reverse stock split of our outstanding common stock effected on September 25, 2014.

We have applied to list our common stock on The NASDAQ Capital Market under the symbol “EYEG.” No assurance can be given that our application will be approved.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Offering proceeds to us before expenses	$	$
(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Aegis Capital Corp., the representative of the underwriters. See “Underwriting” for a description of compensation payable to the underwriters.

Certain of our existing stockholders, as well as certain of our directors, have indicated an interest in purchasing an aggregate of up to $4.5 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons, or any of these persons may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these persons as they will on any other shares sold to the public in this offering.

We have granted a 45-day option to the representative of the underwriters to purchase up to 214,286 additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about             2014.

Aegis Capital Corp

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our common stock means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

i

Eyegate and our logo are our pending trademarks that are used in this prospectus. This prospectus may also include other trademarks, tradenames and service marks that are the property of their respective holders. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® and TM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable holder will not assert its rights, to these trademarks and tradenames.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. You should read this prospectus carefully, especially the risks set forth under the heading “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. References in this prospectus, unless the context otherwise requires, to “Eyegate,” “our company,” “we,” “us” and “our” and other similar references refer to Eyegate Pharmaceuticals, Inc. and EyeGate Pharma S.A.S. and during the periods presented unless the context requires otherwise.

Overview

We are a clinical-stage specialty pharmaceutical company that is focused on developing and commercializing therapeutics and drug delivery systems for treating diseases of the eye. EGP-437, our first and only product in clinical trials, incorporates a reformulated topically active corticosteroid, dexamethasone phosphate, that is delivered into the ocular tissues through our proprietary innovative drug delivery system, the EyeGate® II Delivery System. EGP-437 is being developed under the 505(b)(2) New Drug Application, or NDA, regulatory pathway for drugs submitted for approval to the U.S. Food and Drug Administration, or FDA, which enables an applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its NDA.

The EyeGate® II Delivery System and EGP-437, are designed to address two major issues in ophthalmic medicine: lack of patient compliance and safety. The EyeGate® II Delivery System features a compact, elegant, and easy-to-use device that we believe has the potential to deliver drugs non-invasively and quickly into the ocular tissues through the use of iontophoresis, which can accelerate the onset of action, dramatically reduce treatment frequency versus eye drops and sustain therapeutic effect. Iontophoresis employs the use of a low electrical current that promotes the migration of a charged drug substance across biological membranes. The current produces ions, which through electrorepulsion, drive a like-charged drug substance into the tissues. The EyeGate® II Delivery System is easy-to-use, only takes a few minutes to employ and has been utilized to administer more than 1,700 experimental treatments. We hold worldwide commercialization rights to the EyeGate® II Delivery System.

Initially, we are developing EGP-437 for the treatment of non-infectious anterior uveitis, a debilitating form of intraocular inflammation of the anterior portion of the uvea, such as the iris and/or ciliary body. We intend to expand the use of EGP-437 to other inflammatory ocular indications such as macular edema, an abnormal thickening of the macula associated with the accumulation of excess fluids in the retina. Our first pivotal Phase 3 clinical trial relating to the treatment of non-infectious anterior uveitis has been completed, and we anticipate that an additional or confirmatory Phase 3 trial will be sufficient to support the FDA registration of the combined EGP-437 and the EyeGate® II Delivery System, or the EGP-437 Combination Product. We anticipate initiating this confirmatory Phase 3 trial by the end of the first quarter of 2015 and completing it by the end of the third quarter of 2016. We hope to obtain approval of the EGP-437 Combination Product for non-infectious anterior uveitis by the end of 2017. In comparison to existing treatments for non-infectious anterior uveitis, we believe that patients may benefit from the potential elimination of demanding dosing schedules, rapid relief of symptoms, increased comfort and reduced side effects. Physician benefits may include increased control of patient compliance, rapid onset of action, increased office efficiency and increased revenues. The EyeGate® II Delivery System has the potential to offer a non-invasive method of drug delivery as an alternative to the current delivery modalities used for treating ocular diseases, such as eye drops and ocular injections. In-office preparation is simple and efficient and can be completed by nursing or other office staff. Utilizing the EyeGate® II Delivery System, we have demonstrated in vivo (preclinical) the ability to deliver EGP-437 to the back-of-the-eye.

Our Strategy

Our goal is to become a leading specialty pharmaceutical company focused on developing and commercializing therapeutics and drug delivery systems for treating diseases of the eye. The key elements of this strategy are to:

•	Complete clinical development of and obtain marketing approval for our EGP-437 Combination Product for the treatment of non-infectious anterior uveitis. Currently, we are devoting most of our efforts to completing the clinical development of our EGP-437 Combination Product. We are initiating the confirmatory Phase 3 trial evaluating the safety and efficacy of our EGP-437 Combination Product for the treatment of non-infectious anterior uveitis. We have begun preparatory work and plan to enroll the first subject by the end of the second quarter of 2015. Based on our estimates regarding subject enrollment, we expect to have top-line data for this trial by the end of the third quarter of 2016. If the results of our confirmatory Phase 3 trial are favorable, we plan to submit an NDA to the FDA by the end of 2016, and hope to obtain approval of our EGP-437 Combination Product for the treatment of non-infectious anterior uveitis by the end of 2017.
•	Expand use of our EGP-437 Combination Product for additional ocular indications. As an anti-inflammatory agent, our EGP-437 Combination Product has the potential to be used to treat other diseases of the eye that have an inflammatory component, like macular edema. We are planning on initiating a dose curve trial to determine the optimum dose for back-of-the-eye delivery followed by a Phase 2 proof-of-concept trial for macular edema, a disease affecting the back-of-the-eye. We expect to have top-line data from the Phase 2 proof-of-concept trial treating macular edema by the end of 2015.
•	Maximize commercial potential of our EGP-437 Combination Product. We believe that medical specialists in the U.S. who treat anterior uveitis patients are sufficiently concentrated that if our EGP-437 Combination Product receives marketing approval in the U.S., we could effectively promote our EGP-437 Combination Product to these specialists with a specialty sales and marketing group. Therefore, we may decide to build our own focused, specialty pharmaceutical sales force in order to commercialize our EGP-437 Combination Product in the U.S. We intend to enter into strategic collaborations for the development and commercialization of our EGP-437 Combination Product outside of the U.S.
•	Pursue other strategic collaborations. We plan to evaluate opportunities to enter into collaborations that may contribute to our ability to advance our drug delivery platform and product candidates and to progress concurrently a range of discovery and development programs. We also plan to evaluate opportunities to in-license or acquire the rights to other products, product candidates or technologies for the treatment of eye diseases.

Risks Related to Our Business

An investment in our common stock involves a high degree of risk. Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors”. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks include the following:

•	We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability. Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2013 with respect to this uncertainty.
•	We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
•	We may not successfully complete our planned confirmatory Phase 3 clinical trial and obtain marketing approval for the EGP-437 Combination Product, or we may experience significant delays in doing so, or if we obtain marketing approvals, we may thereafter fail to commercialize the EGP-437 Combination Product.
•	If clinical trials of the EGP-437 Combination Product or any other product candidate that we develop fail to demonstrate safety and efficacy to the satisfaction of the FDA, we may ultimately be delayed or unable to complete the development and commercialization of the EGP-437 Combination Product or any other product candidate. In our first Phase 3 trial for the treatment of non-infectious anterior uveitis against a positive control, prednisolone acetate ophthalmic suspension (1%), or PA, the standard of care, the dose of the EGP-437 Combination Product tested was just outside the pre-set non-inferiority margin and did not achieve statistical significance as compared to the positive control based on the primary efficacy endpoint.
•	Even if the EGP-437 Combination Product or any other product candidate that we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for the EGP-437 Combination Product may be smaller than we estimate.
•	We may be unable to establish sales, marketing and distribution capabilities for EGP-437 Combination Product or any other product candidates that we may develop that may be approved.
•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
•	We may be unable to obtain and maintain patent protection for our technology and products and our competitors could develop and commercialize technology and products similar or identical to ours, impairing our ability to successfully commercialize our technology.
•	Our future success depends on our ability to retain key executives.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section titled “Risk Factors” beginning on page 10 of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	exemption from complying with the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act, regarding the effectiveness of our internal controls over financial reporting;
•	reduced disclosure obligations regarding the company’s executive compensation arrangements in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which such fifth anniversary we expect to occur in 2019, or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenue, the date at which we become a large accelerated filer, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We have irrevocably elected not to avail ourselves of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

Our Corporate Information

Our principal executive offices are located at 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452, and our telephone number is (781) 788-9043. Our website address is www.eyegatepharma.com. Our website and the information contained in, or accessible through, our website will not be deemed to be incorporated by reference into this prospectus and does not constitute part of this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Recent Developments

On June 6, 2014 and July 17, 2014, we consummated two closings of a bridge financing of convertible notes in the aggregate principal amount of approximately $995,000 and warrants to purchase our common stock in a private placement to raise capital to fund our operating expenses and capital expenditure requirements. Due in part to the indication of interest of certain of our existing investors in purchasing shares in this offering, the Company has not closed a second tranche of the bridge financing that was initially expected to close prior to the end of September 2014. The Company does not plan to consummate the second tranche before and if this offering closes. The convertible promissory notes issued in the bridge financing will convert into shares of our common stock upon the closing of this offering at a conversion price equal to 70% of the public offering price. In connection with this bridge financing, we amended and restated our outstanding convertible promissory notes issued in 2012 and 2013, which are further described in the “Description of Capital Stock — Convertible Promissory Notes” section, such that they will convert into shares of our common stock upon the closing of this offering.

The Offering

Common stock offered by us
1,428,572 shares of our common stock.
Common stock to be outstanding after this offering
6,878,547 shares of our common stock.
Over-allotment option
We have granted the underwriters a 45-day option to purchase up to 214,286 additional shares of our common stock at the public offering price, less underwriting discounts and commissions.
Use of proceeds
We intend to use the net proceeds of this offering for research and development activities, including clinical trials with our EGP-437 Combination Product and for working capital and other general corporate purposes. See “Use of Proceeds.”
Dividend policy
We do not currently intend to declare dividends on shares of our common stock. See “Dividend Policy.”
Risk factors
You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Capital Market symbol
We have applied to list our common stock on the NASDAQ Capital Market under the symbol “EYEG.”
Proposed purchase by certain current stockholders
Certain of our existing stockholders, as well as certain of our directors, have indicated an interest in purchasing an aggregate of up to $4.5 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons, or any of these persons may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these persons as they will on any other shares sold to the public in this offering.

The number of shares of our common stock to be outstanding after this offering is based on 5,449,975 shares of our common stock outstanding as of November 18, 2014 (except for shares issuable upon conversion of accrued interest on our convertible promissory notes which are calculated through November 30, 2014), consisting of: (i) 201,787 shares of common stock outstanding on November 18, 2014, (ii) 3,497,478 shares of common stock into which all of our preferred stock (including anti-dilution shares) (the number of common shares to be issued for each Series as disclosed parenthetically) — Series A Preferred Stock (625,894), Series B Preferred Stock (737,648), Series C Preferred Stock (348,822), and Series D Preferred Stock (1,785,114) outstanding as of November 18, 2014, will be converted upon the completion of this offering, (iii) 1,239 shares of common stock into which a Series C Preferred Stock warrant (including anti-dilution shares) will be converted upon completion of this offering, (iv) 2,549 shares of common stock into which two Series D Preferred stock warrants (including anti-dilution shares) will be converted upon completion of this offering, (v) 1,070,323 shares of common stock to be issued following the exchange of all shares of common stock of EyeGate Pharma S.A.S. (including anti-dilution shares) for shares of our Series B Preferred Stock (525,004), Series C Preferred Stock (187,173) and Series D Preferred Stock (358,146) and subsequent conversion of such shares into our common stock upon completion of this offering, (vi) 665,670 shares of our common stock issuable upon the conversion of our convertible notes (including accrued interest) — 2012 Notes, as amended ($620,329), 2013 Notes, as amended ($1,595,537) and 2014 Notes ($1,045,996), into 126,591, 325,614 and 213,465 common shares, respectively, based on an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus (the convertible notes will convert into shares of our common stock at a conversion price equal to 70% of the public offering price), and (vii) the exercise of two warrants to purchase an aggregate of 10,929 shares of our common stock;

and excludes as of such date:

•	752,372 shares of common stock issuable upon exercise of options outstanding under our 2005 Equity Incentive Plan and 2014 Equity Incentive Plan, at a weighted-average exercise price of approximately $0.93 per share;
•	60,358 shares of our common stock issuable in the aggregate upon the exercise of options having an exercise price per share equal to the initial public offering price of this offering to be granted to two consultants upon or prior to the closing of this offering;
•	27,322 shares of our common stock issuable in the aggregate upon the exercise of options having an exercise price per share equal to the initial public offering price of this offering and to be granted as of the date immediately prior to the closing of this offering to employees and directors;
•	7,247 shares of our common stock issuable upon the exercise of an outstanding warrant to purchase shares of our common stock at an exercise price of $5.16 per share;
•	441,252 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of our common stock at an exercise price equal to the price per share at which the shares of common stock are sold in this offering, which were issued on June 6, 2014 and July 17, 2014, based on an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•	786,784 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan and 2014 Equity Incentive Plan; and
•	71,429 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters in connection with this offering, at an exercise price per share equal to 125% of the public offering price, as described in the “Underwriting — Representative’s Warrants” section of this prospectus.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the closing of this offering;
•	the conversion of all outstanding shares of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock, the exercise and conversion of a warrant to purchase shares of our Series C Preferred Stock and two warrants to purchase shares of our Series D Preferred Stock, and the exchange of all shares of common stock of EyeGate Pharma S.A.S. into shares of our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock and the subsequent conversion of such shares all into 4,571,589 shares of our common stock (inclusive of all anti-dilution shares) immediately prior to the closing of the offering;
•	665,670 shares of our common stock issuable upon conversion of our 2012 Notes as amended, 2013 Notes as amended and 2014 Notes, as described in the “Description of Capital Stock” section;
•	the exercise of two warrants to purchase an aggregate of 10,929 shares of our common stock;
•	a one-for-10.98 reverse stock split of our common stock effected on September 25, 2014;
•	no exercise of the common stock warrant to purchase 7,247 shares of common stock described above;
•	no exercise of the common stock warrants issued on June 6, 2014 and July 17, 2014 described above;
•	no exercise of the representative’s warrants to be issued to the representative of the underwriters described above; and
•	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our summary financial data. The statements of operations data for the unaudited nine months ended September 30, 2014 and 2013, and for the years ended December 31, 2013 and 2012 are derived from our audited financial statements included elsewhere in the prospectus. You should read the following information together with the more detailed information contained in “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in the prospectus. Our historical results are not indicative of the results to be expected in the future.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(unaudited)
Operating expenses:
Research and development	$421,903	$881,277	$1,010,268	$3,034,397
General and administrative	1,646,910	1,585,363	2,087,637	2,817,851
Total operating expenses	2,068,813	2,466,640	3,097,905	5,852,248
Other income (expense), net:
Research & development tax credit	15,812	10,645	24,520	32,748
Interest income	720	1,511	2,186	11,127
Extinguishment of research liability	240,000
Interest expense	(264,040)	(434,098)	(611,386)	—
Change in warrant liability	876,753	—	—	—
Total other income (expense), net	869,245	(421,942)	(584,680)	43,875
Net loss	(1,199,568)	(2,888,582)	(3,682,585)	(5,808,373)
Net income attributable to non-controlling interest	(157,928)	(126,600)	(196,862)	(225,722)
Net loss to the Company	$(1,357,496)	$(3,015,182)	$(3,879,447)	$(6,034,095)
Net loss per share basic and diluted:	$(7.12)	$(16.35)	$(21.03)	$(33.07)
Weighted-average number of common shares used in computing net loss per share basic and diluted:	190,516	184,417	184,431	182,449
Pro forma information
Pro forma net loss attributable to common stockholders	$(1,270,181)		$(3,808,669)
Pro forma net loss per share, basic and diluted (unaudited)	$(0.25)		$(0.78)
Pro forma weighted average shares outstanding, basic and diluted (unaudited)	5,094,000		4,875,000

	As of September 30, 2014
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$311,098	$318,178	$8,168,182
Total current assets	352,057	359,137	8,209,141
Total assets	1,609,533	1,616,613	9,466,617
Accrued interest (included in accrued liabilities)	87,315	—
Convertible promissory notes due to shareholders	2,842,125	—
Total liabilities	4,844,222	1,914,782	1,914,782
Temporary equity – convertible preferred stock	36,408,666	—

	As of September 30, 2014
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
Non-controlling interest	$6,658,504	$—	$
Common stock	2,018	54,499	68,785
Additional paid in capital	10,054,250	56,005,459	63,841,177
Accumulated deficit	(56,445,656)	(56,445,656)	(56,445,656)
Accumulated other comprehensive income	146,353	146,353	146,353
Total stockholders’ (deficit) equity	$(46,301,859)	$(298,169)	$7,551,835

(1)	Pro forma weighted average shares outstanding, basic and diluted, for the year ended December 31, 2013 does not give effect to the conversion of approximately $1.0 million of convertible notes issued during the nine months ended September 30, 2014. These convertible notes issued during the nine months ended September 30, 2014 would convert into an additional 213,465 shares of common stock as of November 30, 2014 and this accounts for the difference between the pro forma weighted average shares outstanding, basic and diluted, for the year ended December 31, 2013 and the pro forma weighted average shares outstanding, basic and diluted, for the nine months ended September 30, 2014.
(2)	Includes proceeds of $7,080 from the exercise of a warrant.

Pro forma net loss and pro forma net loss per share, basic and diluted, have been calculated after giving effect to (a) the conversion of our preferred stock outstanding on the dates of issuance into an aggregate of 3,497,478 shares of common stock as contemplated to occur upon the completion of this offering and (b) the conversion of our convertible notes into shares of common stock on the dates of issuance at a conversion rate of $4.90 per share. The pro forma net loss includes the elimination of the interest expense recognized on the convertible notes as this expense would not have been recognized if the convertible notes had been converted into shares of common stock on the date of issuance. The total convertible notes (including accrued interest thereon) outstanding as of November 30, 2014 was $3,261,862, which will convert into 665,670 shares of common stock upon the completion of this offering.

The preceding table sets forth our cash and cash equivalents and capitalization as of September 30, 2014 as follows:

•	on an actual basis;
•	on a pro forma basis to reflect (the number of common shares to be issued for each Series as disclosed parenthetically) (1) the conversion of all outstanding shares of our Series A Preferred Stock (625,894), Series B Preferred Stock (737,648), Series C Preferred Stock (348,822), and Series D Preferred Stock (1,785,114), the exercise and conversion of a warrant to purchase our Series C Preferred Stock (1,239) and two warrants to purchase our Series D Preferred Stock (2,549), and the exchange of all shares of common stock of EyeGate Pharma S.A.S. (presented as non-controlling interests) into the following shares of our Preferred Stock (inclusive of anti-dilution shares) — Series B Preferred Stock (525,004), Series C Preferred Stock (187,173) and Series D Preferred Stock (358,146) and the subsequent conversion of such shares into shares all into 4,571,589 shares of our common stock immediately prior to the closing of the offering, (2) the exercise of two warrants to purchase an aggregate of 10,929 shares of our common stock and (3) shares of our common stock issuable upon the conversion of our convertible notes (including accrued interest) — 2012 Notes, as amended ($620,329), 2013 Notes, as amended ($1,595,537) and 2014 Notes ($1,045,996), into 126,591, 325,614 and 213,465 common shares, respectively, based on an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The convertible notes will convert into shares of our common stock at a conversion price equal to 70% of the public offering price as described in the “Description of Capital Stock” Section.

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $7.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need For Additional Capital

We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was approximately $1.12 million for the nine months ended September 30, 2014 and $3.7 million for the year ended December 31, 2013, $5.8 million for the year ended December 31, 2012, and $56.4 million from the period of inception (December 26, 2004) through September 30, 2014. To date, we have financed our operations primarily through private placements of our preferred stock and convertible promissory notes. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and, beginning in 2008, clinical trials. We are still in the early stages of development of our product candidates, and we have not completed development of any drugs. We expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2013 with respect to this uncertainty.

We anticipate that our expenses will continue to be significant with our planned clinical trial for our EGP-437 Combination Product, which consists of EGP-437 and our EyeGate® II Delivery System, including a confirmatory Phase 3 clinical trial evaluating the safety and efficacy of the EGP-437 Combination Product, our most advanced product candidate, for the treatment of non-infectious anterior uveitis. We are planning a separate safety clinical trial evaluating corneal endothelial cell counts over a six-month period with the EGP-437 Combination Product, and seeking marketing approval for the EGP-437 Combination Product for this indication in the U.S. and, whether alone or in collaboration with third parties, in other jurisdictions will make us incur further expenses. We expect to begin randomizing and treating patients in the confirmatory Phase 3 clinical trial by the end of the second quarter of 2015.

Our expenses will also increase if and as we:

•	pursue the development of the EGP-437 Combination Product for the treatment of additional indications or for use in other patient populations or, if it is approved, seek to broaden the label for the EGP-437 Combination Product;
•	continue the research and development of our other product candidates;
•	Seek to develop additional product candidates;
•	in-license or acquire the rights to other products, product candidates or technologies for the treatment of ophthalmic diseases;
•	seek marketing approvals for any product candidates that successfully complete clinical trials;
•	establish sales, marketing and distribution capabilities and scale up and validate external manufacturing capabilities to commercialize any products for which we may obtain marketing approval;
•	maintain, expand and protect our intellectual property portfolio;
•	hire additional clinical, quality control, scientific and management personnel;

•	expand our operational, financial and management systems and personnel, including personnel to support our clinical development, manufacturing and planned future commercialization efforts and our operations as a public company; and
•	increase our insurance coverage as we expand our clinical trials and commence commercialization of the EGP-437 Combination Product.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses will increase if:

•	we are required by the U.S. Food and Drug Administration, or FDA, or foreign equivalents, to perform studies or clinical trials in addition to those currently expected;
•	if there are any delays in receipt of regulatory clearance to begin our planned confirmatory Phase 3 clinical trial; or
•	if there are any delays in enrollment of patients in or completing our clinical trials or the development of the EGP-437 Combination Product or any other product candidates that we may develop.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, the EGP-437 Combination Product, which we do not expect will occur before 2018, if ever. This will require us to be successful in a range of challenging activities, including:

•	initiating and obtaining favorable results from our planned clinical trial for the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis and for the endothelial cell count safety trial;
•	subject to obtaining favorable results from our planned clinical trial for the EGP-437 Combination Product, applying for and obtaining marketing approval for the EGP-437 Combination Product;
•	establishing sales, marketing and distribution capabilities, either ourselves or through collaboration or other arrangements with third parties, to effectively market and sell the EGP-437 Combination Product in the U.S.;
•	establishing collaboration, distribution or other marketing arrangements with third parties to commercialize the EGP-437 Combination Product in markets outside the U.S.;
•	achieving an adequate level of market acceptance of the EGP-437 Combination Product;
•	protecting our rights to our intellectual property portfolio related to the EGP-437 Combination Product; and
•	ensuring the manufacture of commercial quantities of the EGP-437 Combination Product.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to devote substantial financial resources to our ongoing and planned activities, particularly preparing for and initiating our planned clinical trial evaluating the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis. We expect to devote additional financial resources to the clinical development of the EGP-437 Combination Product as we initiate and conduct additional clinical trials of the EGP-437 Combination Product for the treatment of other diseases and to functions associated with operating as a public company. In addition, if we obtain regulatory approval for any of our product candidates, we would need to devote substantial financial resources to commercialization efforts, including product manufacturing, marketing, sales and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our future capital requirements will depend on many factors, including:

•	the progress, costs and outcome of our planned clinical trial for the EGP-437 Combination Product and of any clinical activities required for regulatory review of the EGP-437 Combination Product outside of the U.S.;
•	the costs and timing of process development and manufacturing scale up and validation activities associated with the EGP-437 Combination Product;
•	the costs, timing and outcome of regulatory review of the EGP-437 Combination Product in the U.S., and in other jurisdictions;
•	the costs and timing of commercialization activities for the EGP-437 Combination Product if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and outsourced manufacturing capabilities;
•	subject to receipt of marketing approval, the amount of revenue received from commercial sales of the EGP-437 Combination Product;
•	the progress, costs and outcome of developing the EGP-437 Combination Product for the treatment of additional indications or for use in other patient populations;
•	our ability to establish collaborations on favorable terms, if at all, particularly manufacturing, marketing and distribution arrangements for our product candidates;
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and
•	the extent to which we in-license or acquire rights to other products, product candidates or technologies for the treatment of ophthalmic diseases.

As of September 30, 2014, we had cash and cash equivalents of $311,098. We believe that the net proceeds from this offering, together with our cash and cash equivalents as of September 30, 2014, will enable us to fund our operating expenses and capital expenditure requirements for the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. Our commercial revenues, if any, will be derived from sales of the EGP-437 Combination Product or any other products that we successfully develop, none of which we expect to be commercially available for several years, if at all. In addition, if approved, the EGP-437 Combination Product or any other product candidate that we develop or any product that we in-license may not achieve commercial success. Accordingly, we will need to obtain substantial additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, government or other third-party funding, collaborations, strategic alliances, licensing arrangements and marketing and distribution arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through government or other third-party funding, collaborations, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company with a limited operating history. Our operations to date have been limited to organizing and staffing our company, acquiring rights to intellectual property, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies and, beginning in 2008, conducting clinical trials of the EGP-437 Combination Product. All of our product candidates, other than the EGP-437 Combination Product, are still in preclinical development. We have not yet demonstrated our ability to successfully complete development of a product candidate, obtain marketing approvals, manufacture at commercial scale, or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Risks Related to the Discovery and Development of Our Product Candidates

We depend heavily on the success of the EGP-437 Combination Product, our most advanced product candidate, which we are developing for the treatment of non-infectious anterior uveitis and other disease indications. If we are unable to successfully complete our planned confirmatory Phase 3 clinical trial and obtain marketing approval for the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis, or experience significant delays in doing so, or if after obtaining marketing approvals, we fail to commercialize the EGP-437 Combination Product, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of the EGP-437 Combination Product for the treatment of patients with non-infectious anterior uveitis and for other ocular disease indications. There remains a significant risk that we will fail to successfully develop the EGP-437 Combination Product. In 2013, we completed a Phase 3 clinical trial to evaluate the safety, tolerability and efficacy of the EGP-437 Combination Product in patients with non-infectious anterior uveitis. Our development plan for the EGP-437 Combination Product consists of a confirmatory Phase 3 clinical trial evaluating the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis and a separate clinical trial evaluating corneal endothelial cell counts six months post treatment of the EGP-437 Combination Product. We expect to begin randomizing and treating patients in the confirmatory Phase 3 trial by the end of the second quarter of 2015. We do not expect to have initial, top-line data from our confirmatory Phase 3 trial available until the end of the third quarter of 2016. The timing of the availability of such top-line data and the completion of our planned confirmatory Phase 3 clinical trial is dependent, in part, on our ability to locate and enroll a sufficient number of eligible patients in our planned confirmatory Phase 3 clinical trial on a timely basis. Even if the results of our confirmatory Phase 3 clinical trial evaluating the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis and our separate safety trial are favorable, we do not plan to submit a NDA to the FDA seeking approval of the EGP-437 Combination Product for the treatment of anterior uveitis in the U.S. before the end of 2016. We cannot accurately predict when or if the EGP-437 Combination Product will prove effective or safe in humans or whether it will receive marketing approval. Our ability to generate product revenues, which we do not expect will occur before 2018, if ever, will depend heavily on our obtaining marketing approval for and commercializing the EGP-437 Combination Product.

The success of the EGP-437 Combination Product will depend on several factors, including the following:

•	initiating and obtaining favorable results from our planned confirmatory Phase 3 clinical trial for the EGP-437 Combination Product and for the endothelial cell count safety trial;
•	applying for and receiving marketing approvals from applicable regulatory authorities for the EGP-437 Combination Product;
•	making arrangements with third-party manufacturers for commercial quantities of both the EGP-437 and the EyeGate® II Delivery System and receiving regulatory approval of our manufacturing processes and our third-party manufacturers’ facilities from applicable regulatory authorities;
•	establishing sales, marketing and distribution capabilities and launching commercial sales of the EGP-437 Combination Product, if and when approved, whether alone or in collaboration with others;
•	acceptance of the EGP-437 Combination Product, if and when approved, by patients, the medical community and third-party payors;
•	effectively competing with other therapies, including the existing standard of care;
•	maintaining a continued acceptable safety profile of the EGP-437 Combination Product following approval;
•	obtaining and maintaining coverage and adequate reimbursement from third-party payors;
•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and
•	protecting our rights in our intellectual property portfolio related to the EGP-437 Combination Product.

Successful development of the EGP-437 Combination Product for additional indications, if any, or for use in broader patient populations and our ability, if it is approved, to broaden the label for the EGP-437 Combination Product will depend on similar factors. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the EGP-437 Combination Product, which would materially harm our business.

If clinical trials of the EGP-437 Combination Product or any other product candidate that we develop fail to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be delayed or unable to complete, the development and commercialization of the EGP-437 Combination Product or any other product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, including our EGP-437 Combination Product, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We will be required to demonstrate the safety of the EGP-437 Combination Product by assessing corneal endothelial cell counts at six months from treatment in order to support marketing approval of the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis in the U.S. To meet this requirement, we plan to conduct a separate safety trial with no fewer than 100 patients who will be treated with the EGP-437 Combination Product and followed for six months post treatment. We cannot predict the results of this safety trial because we have no clinical data supporting the effect of our EGP-437 Combination Product on corneal endothelial cells six months post treatment.

In general, the FDA requires two adequate and well controlled pivotal clinical trials demonstrating effectiveness on a primary endpoint for marketing approval of a non-infectious anterior uveitis drug. The endpoint is based on total clearance of inflammatory cells in the anterior chamber of the eye. The trial must compare the EGP-437 Combination Product to standard of care. Our first Phase 3 trial evaluated the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis against a positive control, the standard of care, prednisolone acetate ophthalmic suspension (1%), or PA. In our Phase 3 trial, the dose of the EGP-437 Combination Product tested was just outside the pre-set non-inferiority margin for intent-to-treat and per protocol populations and did not achieve statistical significance in the intent-to-treat population as compared to the positive control based on the primary efficacy endpoint.

We may fail to achieve success in our planned confirmatory Phase 3 clinical trial evaluating the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis for a variety of potential reasons. Even if our Phase 3 trial is successful in showing confirmatory data, the FDA may still require us to provide additional data to grant regulatory approval.

We plan to conduct our confirmatory Phase 3 clinical trial at many clinical centers that were not included in our first Phase 3 trial. The introduction of new centers, and the resulting involvement of new treating physicians, can introduce additional variability into the conduct of the trials in accordance with their protocols and may result in greater variability of patient outcomes, which could adversely affect our ability to detect statistically significant differences between patients treated with the EGP-437 Combination Product and the standard of care control.

If, in our confirmatory Phase 3 clinical trial, we do not demonstrate non-inferiority as compared with the standard of care and if the FDA does not find this to be an acceptable means of meeting the requirements for marketing approval, we will not receive marketing approval for the EGP-437 Combination Product, and we will have to conduct another Phase 3 clinical trial if we wish to seek marketing approval for the EGP-437 Combination Product in the future.

The protocol for our planned confirmatory Phase 3 clinical trial and other supporting information are subject to review by the FDA and regulatory authorities outside the U.S. We do not plan on submitting the protocols for our second confirmatory Phase 3 clinical trial and our separate safety trial of the EGP-437 Combination Product to the FDA at any time prior to the completion of this offering; however, we do plan on submitting the protocols to the FDA prior to the commencement of both trials. We have not received guidance from other regulatory authorities outside the U.S. regarding the design of our planned confirmatory Phase 3 clinical trial.

Our confirmatory Phase 3 clinical trial will have a non-inferiority design. We may be unable to demonstrate non-inferiority against the standard of care, PA, which may cause us to undergo additional clinical trials or admit additional subjects to our trials delaying the time and increasing the expense it may take to commercialize our EGP-437 Combination Product.

Our confirmatory Phase 3 clinical trial will use a non-inferiority design rather than a superiority design. In order to meet our primary endpoint, we must show that patients treated with the EGP-437 Combination Product demonstrate non-inferiority according to pre-set non-inferiority margins as compared with the standard of care, PA. We may be unable to demonstrate non-inferiority against the standard of care. The design and conduct of non-inferiority trials, including selection of non-inferiority margins, account for many factors that can induce bias in the estimated effect of the standard of care in the non-inferiority trial and thus lead to bias in the estimated effect of the experimental treatment and perhaps lead to a trial design that does not ensure that the experimental treatment preserves a clinically acceptable fraction of the standard’s effect, which may result in a vulnerability of the integrity of a non-inferiority trial to the irregularities in trial conduct. Our choice of an endpoint based on total clearance of inflammatory cells in the anterior chamber of the eye means that success will depend to a significant degree on the accuracy of our assumptions about the total clearance of inflammatory cells in the anterior chamber of the eye in the comparator arms of our Phase 3 trial. Although we believe we have been conservative in our assumptions, if, for example, patients in the comparator arm of our trial have significantly different clearance of inflammatory cells than we expect, we may find that our trial is unfeasible or we may have to enroll more patients at additional cost and delay.

If we experience any of a number of possible unforeseen events in connection with our clinical trials, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the EGP-437 Combination Product or any other product candidates that we may develop, including:

•	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;
•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;
•	any third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
•	we may decide, or regulators or institutional review boards may require us, to suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
•	the cost of clinical trials of our product candidates may be greater than we anticipate;
•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and
•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not favorable or are only modestly favorable or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;
•	not obtain marketing approval at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our pre-clinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for the EGP-437 Combination Product or our other product candidates that we may develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the U.S. In addition, some of our competitors may have ongoing clinical trials for product candidates that treat the same indications as the EGP-437 Combination Product, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors including:

•	the severity of the disease under investigation;
•	the eligibility criteria for the study in question;
•	the perceived risks and benefits of the product candidate under study;
•	the efforts to facilitate timely enrollment in clinical trials;
•	the patient referral practices of physicians;
•	the ability to monitor patients adequately during and after treatment; and
•	the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse or unacceptable side effects are identified during the development of the EGP-437 Combination Product or any other product candidates that we may develop, we may need to abandon or limit our development of EGP-437 Combination Product or such other product candidates.

If the EGP-437 Combination Product or any of our other product candidates are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Although the EGP-437 Combination Product appeared to be well tolerated in our Phase 1/2 and Phase 3 non-infectious anterior uveitis trials, our Phase 2 and Phase 3 dry eye trials and our Phase 2 cataract surgery trial, we have no clinical safety data on corneal endothelial cell counts or patient exposure to EGP-437 for more than two treatments given one week apart. Many compounds that initially showed promise in clinical or early stage testing for treating ophthalmic disease have later been found to cause side effects that prevented further development of the compound.

We may not be successful in our efforts to use our EyeGate® II Delivery System or platform to build a pipeline of product candidates.

A key element of our strategy is to use our proprietary EyeGate® II Delivery System or platform to rationally design, engineer and generate a pipeline of products and progress these therapies through clinical development for the treatment of a variety of ophthalmic diseases. Our research and development efforts to date have resulted in a pipeline of additional product candidates directed at the treatment of ophthalmic diseases. Other than EGP-437, our product candidates all are in early preclinical research and have not been tested in humans. These and any other potential product candidates that we identify may not be suitable for continued preclinical or clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize our product candidates that we develop based upon our technological approach, we will not be able to obtain product revenues in future periods.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Risks Related to the Commercialization of Our Product Candidates

Even if the EGP-437 Combination Product or any other product candidate that we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for the EGP-437 Combination Product may be smaller than we estimate.

If the EGP-437 Combination Product or any other product candidate that we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Current treatments that are used for anterior uveitis include topical corticosteroids such as Durezol® (Novartis AG), Lotemax® (Valeant Pharmaceuticals International, Inc.), Pred Forte® (Allergan, Inc.) and prednisolone acetate ophthalmic suspension (1%) (Novartis AG). These treatments are well established in the medical community, and doctors may continue to rely on these treatments rather than our EGP-437 Combination Product, if and when it is approved for marketing by the FDA.

The degree of market acceptance of the EGP-437 Combination Product or any other product candidate that we may develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments, including the existing standard of care;
•	our ability to offer our products for sale at competitive prices, particularly in light of the lower cost of alternative treatments;
•	the convenience and ease of administration compared to alternative treatments;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the strength of our marketing and distribution support;
•	the timing of market introduction of competitive products;
•	the availability of third-party coverage and adequate reimbursement, particularly by Medicare in light of the prevalence of anterior uveitis in persons over age 65;

•	the prevalence and severity of any side effects; and
•	any restrictions on the use of our products together with other medications.

Our assessment of the potential market opportunity for the EGP-437 Combination Product is based on industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. If the actual market for the EGP-437 Combination Product is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish sales, marketing and distribution capabilities, we may not be successful in commercializing the EGP-437 Combination Product or any other product candidates that we may develop if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of therapeutic products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish sales, marketing and distribution capabilities, either ourselves or through collaborations or other arrangements with third parties.

In the future, we plan to build a focused sales and marketing infrastructure to market or co-promote the EGP-437 Combination Product and possibly other product candidates that we develop in the U.S., if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of the EGP-437 Combination Product or any other product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize the EGP-437 Combination Product or any other product candidates on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our products;
•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We expect to enter into arrangements with third parties to perform consulting, sales, marketing and distribution services in markets outside the U.S. We may also enter into arrangements with third parties to perform these services in the U.S. if we do not establish our own sales, marketing and distribution capabilities in the U.S. or if we determine that such third-party arrangements are otherwise beneficial. Our product revenues and our profitability, if any, under any such third-party sales, marketing or distribution arrangements are likely to be lower than if we were to market, sell and distribute the EGP-437 Combination Product or any other product candidates that we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute the EGP-437 Combination Product or any other product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market the EGP-437 Combination Product or our other product candidates effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our EGP-437 Combination Product or any other product candidates that we may develop.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to the EGP-437 Combination Product and our other current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

The current standard of care for non-infectious anterior uveitis include topical corticosteroids such as Durezol® (Novartis AG), Lotemax® (Valeant Pharmaceuticals International, Inc.), Pred Forte® (Allergan, Inc.) and prednisolone acetate ophthalmic suspension (1%) (Novartis AG).

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than the EGP-437 Combination Product or other product candidates that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors, particularly Medicare, seeking to encourage the use of generic products. Generic products are currently being used for the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If the EGP-437 Combination Product or any other product candidate that we may develop achieves marketing approval, we expect that it will be priced at a significant premium over competitive generic products.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are able to commercialize the EGP-437 Combination Product or any other product candidate that we may develop, the products may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices or healthcare reform initiatives, which could harm our business.

Our ability to commercialize the EGP-437 Combination Product or any other product candidates that we may develop successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for the EGP-437 Combination Product or any other product that we commercialize and, even if they are available, the level of reimbursement may not be satisfactory.

Inadequate reimbursement may adversely affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize the EGP-437 Combination Product or any other product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or similar regulatory authorities outside the U.S. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop would compromise our ability to generate revenues and become profitable.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

There can be no assurance that our product candidates or any products that we may in-license, if they are approved for sale in the U.S. or in other countries, will be considered medically reasonable and necessary for a specific indication, that they will be considered cost-effective by third-party payors, that coverage and an adequate level of reimbursement will be available, or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

Our strategy of obtaining rights to product candidates and approved products for the treatment of a range of ophthalmic diseases through in-licenses and acquisitions may not be successful.

We may expand our product pipeline through opportunistically in-licensing or acquiring the rights to other products, product candidates or technologies for the treatment of ophthalmic diseases. The future growth of our business may depend in part on our ability to in-license or acquire the rights to approved products, additional product candidates or technologies. However, we may be unable to in-license or acquire the rights to any such products, product candidates or technologies from third parties. The in-licensing and acquisition of pharmaceutical products is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire products, product candidates or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or acquire the rights to the relevant product, product candidate or technology on terms that would allow us to make an appropriate return on our investment. Furthermore, we may be unable to identify suitable products, product candidates or technologies within our area of focus. If we are unable to successfully obtain rights to suitable products, product candidates or technologies, our ability to pursue this element of our strategy could be impaired.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we develop.

We face an inherent risk of product liability exposure related to the use of the EGP-437 Combination Product and any other product candidates that we develop in human clinical trials and will face an even greater risk if we commercially sell any products that we develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we develop;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	significant costs to defend the related litigation;
•	substantial monetary awards to trial participants or patients;
•	loss of revenue;
•	reduced time and attention of our management to pursue our business strategy; and
•	the inability to commercialize any products that we develop.

While we obtain insurance for each clinical trial we perform, we may not be adequately insured to cover all liabilities that we may incur. We will need to increase our insurance coverage as we expand our clinical trials. We will need to further increase our insurance coverage if we commence commercialization of the EGP-437 Combination Product or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

We may enter into collaborations with other third parties for the development or commercialization of our product candidates, including the EGP-437 Combination Product. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with third parties to commercialize the EGP-437 Combination Product in markets outside the U.S. We also may enter into arrangements with third parties to perform these services in the U.S. if we do not establish our own sales, marketing and distribution capabilities in the U.S. or if we determine that such third-party arrangements are otherwise beneficial. We also may seek third-party collaborators for development and commercialization of other product candidates. Our likely collaborators for any sales, marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Any future collaborations that we enter into, may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;
•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of our product candidates that receive marketing approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
•	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;
•	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;
•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would divert management attention and resources, be time-consuming and expensive;
•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and
•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If we do not receive the funding we expect under collaboration agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours were to be involved in a business combination, it might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be harmed.

If we are not able to establish additional collaborations, we may have to alter our development and commercialization plans and our business could be adversely affected.

For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the U.S., the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform.

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We have relied on third parties, such as contract research organizations, or CROs, to conduct our completed trials of our EGP-437 Combination Product and do not plan to independently conduct clinical trials of the EGP-437 Combination Product or our other product candidates, including our planned Phase 3 clinical trial of our EGP-437 Combination Product. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We contract with third parties for the manufacture of the EGP-437 Combination Product for clinical trials and expect to continue to do so in connection with the commercialization of the EGP-437 Combination Product and for clinical trials and commercialization of any other product candidates that we may develop. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of the EGP-437 Combination Product or any other of our product candidates. We rely, and expect to continue to rely, on third parties to manufacture clinical and commercial supplies of the EGP-437 Combination Product, preclinical and clinical supplies of our other product candidates that we may develop and commercial supplies of products if and when any of our product candidates receives marketing approval. Our current and anticipated future dependence upon others for the manufacture of the EGP-437 Combination Product and any other product candidate or product that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis. In addition, any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval.

We currently rely exclusively on third-party manufacturers to assemble and prepare the EGP-437 Combination Product on a purchase order basis. We do not currently have any contractual commitments for commercial supply of bulk drug substance for EGP-437 or fill-finish services or for components of the EyeGate® II Delivery System. We also do not currently have arrangements in place for redundant supply or a second source for bulk drug substance for EGP-437 or for fill-finish services. The prices at which we are able to obtain supplies of EGP-437, fill-finish services and assemble the EyeGate® II Delivery System may vary substantially over time and adversely affect our financial results.

If our third-party manufacturers for the EGP-437 Combination Product fails to fulfill our purchase orders or should become unavailable to us for any reason, we believe that there are a limited number of potential replacement manufacturers, and we likely would incur added costs and delays in identifying or qualifying such replacements. We could also incur additional costs and delays in identifying or qualifying a replacement manufacturer for fill-finish services if our existing third-party manufacturer should become unavailable for any reason. We may be unable to establish any agreements with such replacement manufacturers or to do so on acceptable terms. Even if we could transfer manufacturing to a different third party, the shift would likely be expensive and time consuming, particularly since the new facility would need to comply with the necessary regulatory requirements and we would need FDA approval before using or selling any products manufactured at that facility.

In connection with our application for a license to market the EGP-437 Combination Product or other product candidates in the U.S., we may be required to conduct a comparability study if the product we intend to market is supplied by a manufacturer different from the one who supplied the product evaluated in our clinical studies. Delays in designing and completing this study to the satisfaction of the FDA could delay or preclude our development and commercialization plans and thereby limit our revenues and growth.

Reliance on third-party manufacturers entails additional risks, including:

•	The EGP-437 Combination Product and any other product candidates that we may develop may compete with other product candidates and products for access to a limited number of suitable manufacturing facilities that operate under current good manufacturing practices, or cGMP, regulations;
•	reliance on the third party for regulatory compliance and quality assurance;
•	the possible breach of the manufacturing agreement by the third party;
•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and
•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside the U.S. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our ability to obtain and maintain patent protection in the U.S. and other countries with respect to our proprietary technology and products. We and our licensors have sought to protect our proprietary position by filing patent applications in the U.S. and abroad related to our novel technologies and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Maintaining patents in the U.S. is an expensive process and it is even more expensive to maintain patents and patent applications in foreign countries. As a result, it is possible that we and our licensors will fail to maintain such patents thereby reducing the rights of our portfolio.

The patent position of pharmaceutical, biotechnology and medical device companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our licensors’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products or which effectively prevent others from commercializing competitive technologies and products. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned or licensed patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to generate additional preclinical or clinical data that support the patentability of our proposed claims. We may not be able to generate sufficient additional data on a timely basis, or at all. Moreover, changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the medical device, biotechnology and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the U.S. Patent and Trademark Office. The risks of being involved in such litigation and proceedings may increase as our product candidates near commercialization and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We may not be aware of all such intellectual property rights potentially relating to our product candidates and their uses. Thus, we do not know with certainty that the EGP-437 Combination Product or any other product candidate, or our commercialization thereof, does not and will not infringe or otherwise violate any third party’s intellectual property.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.

We are party to a license agreement that imposes, and, for a variety of purposes, we will likely enter into additional licensing and funding arrangements with third parties that may impose, diligence, development and commercialization timelines and milestone payment, royalty, insurance and other obligations on us. Under certain of our existing licensing agreements, we are obligated to pay royalties or make specified milestone payments on net product sales of the EyeGate® II Delivery System or related technologies to the extent they are covered by the agreements. We also are obligated under certain of our existing license agreements to pay maintenance and other fees. We also have diligence and development obligations under certain of those agreements that we are required to satisfy. If we fail to comply with our obligations under current or future license and collaboration agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could diminish the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Some of our employees were previously employed at universities or other biotechnology or pharmaceutical companies. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

If we are not able to obtain required regulatory approvals, we will not be able to commercialize the EGP-437 Combination Product or any other product candidate that we may develop, and our ability to generate revenue will be materially impaired. The marketing approval process is expensive, time-consuming and uncertain. As a result, we cannot predict when or if we, or any collaborators we may have in the future, will obtain marketing approval to commercialize the EGP-437 Combination Product or any other product candidate.

The activities associated with the development and commercialization of our product candidates, including the EGP-437 Combination Product, including design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the U.S. and similar regulatory authorities outside the U.S. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market the EGP-437 Combination Product or any other product candidate from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs and consultants to assist us in this process.

The process of obtaining marketing approvals, both in the U.S. and abroad, is expensive and may take many years, especially if additional clinical trials are required, if approval is obtained at all. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety, purity and potency. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that the EGP-437 Combination Product or any other product candidate that we may develop is not safe, effective or pure, is only moderately effective or has undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

The regulatory process can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell the EGP-437 Combination Product and any other product candidate that we may develop in other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the U.S. generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the U.S., it is required that the product be approved for reimbursement before the product can be sold in that country. We or these third parties may not obtain approvals from regulatory authorities outside the U.S. on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the U.S. does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Even if we, or any collaborators we may have in the future, obtain marketing approvals for the EGP-437 Combination Product or our other product candidates, the terms of those approvals, ongoing regulations and post-marketing restrictions may limit how we, or they, manufacture and market our products, which could materially impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any collaborators we may have in the future, must therefore comply with requirements concerning advertising and promotion for any of our products for which we or they obtain marketing approval. Promotional communications with respect to prescription products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, if the EGP-437 Combination Product or any other product candidate that we may develop receives marketing approval, the accompanying label may limit the approved use of our product, which could limit sales of the product.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, our future collaborators and their contract manufacturers will also be subject to other regulatory requirements, including submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements regarding the distribution of samples to physicians, recordkeeping, and costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product such as the requirement to implement a risk evaluation and mitigation strategy.

We may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion or manufacturing of prescription products may lead to investigations by the FDA, Department of Justice and state Attorneys General alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws. In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;
•	restrictions on the labeling or marketing of a product;
•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;
•	warning letters;
•	withdrawal of the products from the market;
•	refusal to approve pending applications or supplements to approved applications that we submit;
•	recall of products;
•	fines, restitution or disgorgement of profits or revenues;
•	suspension or withdrawal of marketing approvals;
•	refusal to permit the import or export of our products;
•	product seizure; or
•	injunctions or the imposition of civil or criminal penalties.

Our relationships with customers and third-party payors may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the U.S. and elsewhere will play a primary role in the recommendation and prescription of any product candidates, including the EGP-437 Combination Product, for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;
•	federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which imposes obligations, including mandatory contractual terms, on covered healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and
•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

Recently enacted and future legislation may affect our ability to commercialize and the prices we obtain for any products that are approved in the U.S. or foreign jurisdictions.

In the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could affect our ability to profitably sell or commercialize any product candidate, including the EGP-437 Combination Product, for which we obtain marketing approval or that we may in-license. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by legislative initiatives. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product.

In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. Cost reduction initiatives and other provisions of this legislation could limit coverage of and reduce the price that we receive for any approved products. While the MMA applies only to product benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA or other healthcare reform measures may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively PPACA. Among the provisions of PPACA of importance to our business, including, without limitation, our ability to commercialize and the prices we may obtain for any of our product candidates and that are approved for sale, are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;
•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
•	a new Medicare Part D coverage gap discount program, in which participating manufacturers must agree to offer 50% point-of-sale discounts off negotiated drug prices during the coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•	expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, and the addition of new government investigative powers, and enhanced penalties for noncompliance;

•	extension of manufacturers’ Medicaid rebate liability;
•	expansion of eligibility criteria for Medicaid programs; and
•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

The pricing of prescription pharmaceuticals is also subject to governmental control outside the U.S. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenues and become profitable could be impaired.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the U.S. and require us to develop and implement costly compliance programs.

If we expand our operations outside of the U.S., we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the U.S., or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the U.S., it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the U.S., which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we or our third-party manufacturers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur significant costs.

We and our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Stephen From, our President and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team and a number of third party consultants. Although we have entered into an employment agreement with Mr. From, he may terminate his employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

We expect to expand our development capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to Our Common Stock and This Offering

Because a small number of our existing stockholders own a majority of our voting stock, your ability to influence corporate matters will be limited

Following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately 65.4% of our outstanding common stock. Assuming an initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if certain of our stockholders, including our existing principal stockholders, and their affiliated entities and certain of our directors purchase all the shares they have indicated an interest in purchasing in this offering, the number of shares of our common stock beneficially owned by our executive officers, directors and greater than 5% stockholders will, in the aggregate, increase to 73.6% of our common stock. As a result, such persons, acting together, will have the ability to control our management and affairs and substantially all matters submitted to our stockholders for approval, including the election and removal of directors and approval of any significant transaction. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;
•	allow the authorized number of our directors to be changed only by resolution of our board of directors;
•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;
•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;
•	limit who may call stockholder meetings;
•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and
•	require the approval of the holders of at least the affirmative vote of all of our stockholders who would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws that will become effective upon the closing of this offering.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $5.90 per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 15.14% of the aggregate price paid for all purchases of our stock but the shares purchased in this offering will represent an aggregate of only approximately 20.77% of our total common stock outstanding after this offering.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on The NASDAQ Capital Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller specialty pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;
•	results of clinical trials of the EGP-437 Combination Product or any other product candidate that we may develop;

•	results of clinical trials of product candidates of our competitors;
•	regulatory or legal developments in the U.S. and other countries;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the recruitment or departure of key scientific or management personnel;
•	the level of expenses related to any of our product candidates or clinical development programs;
•	the results of our efforts to discover, develop, acquire or in-license additional products, product candidates or technologies for the treatment of ophthalmic diseases, the costs of commercializing any such products and the costs of development of any such product candidates or technologies;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	changes in the structure of healthcare payment systems;
•	market conditions in the pharmaceutical and biotechnology sectors;
•	general economic, industry and market conditions; and
•	the other factors described in this “Risk Factors” section.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. We also may face securities class-action litigation if we cannot obtain regulatory approvals for or if we otherwise fail to commercialize EGP-437. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2013, we had federal net operating loss carryforwards of approximately $32.5 million, state net operating loss carryforwards of approximately $23.6 million and aggregate federal and state research and development tax credit carryforwards of approximately $895,000 available to reduce future taxable income. These federal and state net operating loss carryforwards and federal and state tax credit carryforwards which will expire at various dates through 2033, if not utilized. Utilization of these net operating loss and tax credit carryforwards may be subject to a substantial limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and comparable provisions of state, local and foreign tax laws due to changes in ownership of our company that have occurred previously or that could occur in the future. Under Section 382 of the Code and comparable provisions of state, local and foreign tax laws, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership over a three year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research and development tax credits, to reduce its post-change income may be limited. We have not completed a study to determine whether our initial public offering, our most recent private placement and other transactions that have occurred over the past three years may have triggered an ownership change limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we generate taxable income, our ability to use our pre-change net operating loss and tax credits carryforwards to reduce U.S. federal and state taxable income may be subject to limitations, which could result in increased future tax liability to us.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on shares of common stock outstanding as of November 18, 2014, upon the closing of this offering, we will have outstanding a total of 6,878,547 shares of common stock after this offering, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options and warrants. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ overallotment option, will be freely tradable without restriction in the public market immediately following this offering. Aegis Capital Corp., however, may, in its sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional 5,449,975 shares of common stock will be eligible for sale in the public market of which 3,135,770 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

In addition, we are registering the 71,429 shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering as described in the “Underwriting — Representative’s Warrants” section of this prospectus.

We are an “emerging growth company,” and a smaller reporting company and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to delay such adoption of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act and have elected certain scaled disclosure available for smaller reporting companies.

We have identified material weaknesses in our internal controls over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

The Public Company Accounting Oversight Board or PCAOB, defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We have identified the following material weaknesses:

•	Lack of experienced accounting and financial reporting personnel to manage the complexities of SEC financial reporting which resulted in significant changes to the financial statements as a result of our audit.
•	Due to the limited number of people working in the office, many critical duties are combined and given to the available employees. Presently, a single individual prepares and signs checks, reconciles bank accounts, performs all payroll duties, and maintains the general ledger.
•	Lack of adequate disclosure controls resulted in large audit adjustments related to a material contract.

If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Capital Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 and to build an internal control structure designed to meet the requirements of a public company. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, any future debt agreements that we may enter into, may preclude us from paying dividends without the lenders’ consent or at all. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “seek,” “aim,” “think,” “optimistic,” “strategy,” “goals,” “sees,” “new,” “guidance,” “future,” “continue,” “drive,” “growth,” “long-term,” “develop,” “possible,” “emerging,” “opportunity,” “pursue,” “could,” “can,” “would,” “expect,” “believe,” “anticipate,” “project,” “target,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the timing and success of preclinical studies and clinical trials conducted by us and our development partners;
•	the ability to obtain and maintain regulatory approval of our product candidates, and the labeling for any approved products;
•	the scope, progress, expansion, and costs of developing and commercializing our product candidates;
•	the size and growth of the potential markets for our product candidates and the ability to serve those markets;
•	our expectations regarding our expenses and revenue, the sufficiency of our cash resources and needs for additional financing;
•	the rate and degree of market acceptance of any of our product candidates;
•	our expectations regarding competition;
•	our anticipated growth strategies;
•	our ability to attract or retain key personnel;
•	our ability to establish and maintain development partnerships;
•	our expectations regarding federal, state and foreign regulatory requirements;
•	regulatory developments in the U.S. and foreign countries;
•	our ability to obtain and maintain intellectual property protection for our product candidates;
•	the anticipated trends and challenges in our business and the market in which we operate; and
•	our use of proceeds from this offering.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we assume no obligation to update these statements publicly, or to update the reasons actual results could differ materially from those anticipated in these statements, even if new information becomes available in the future.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $8.1 million, assuming an initial public offering price of $7.00 per share, the midpoint of the initial public offering price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate our net proceeds will be approximately $9.4 million. Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $1,314,000, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $6.4 million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to obtain additional capital to support our operations, create a public market for our common stock, facilitate our future access to the public equity markets and increase our visibility in our markets. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $3.5 million to fund, the initiation of our confirmatory Phase 3 clinical trial for the treatment of non-infectious anterior uveitis with the EGP-437 Combination Product;
•	approximately $1.2 million to fund, through completion, a dose curve trial for back-of-the-eye delivery and a macular edema Phase 2 proof-of-concept trial using the EGP-437 Combination Product; and
•	the remainder for working capital and other general corporate purposes, which will include the pursuit of our other research and discovery efforts and could also include the acquisition or in-license of other products, product candidates or technologies.

Pending use of the proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

We believe that the expected net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations through at least the next twelve months, although we cannot assure you that this will occur.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, and all currently available funds for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in our current or future financing instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014 as follows:

•	on an actual basis.
•	on a pro forma basis to reflect (the number of common shares to be issued for each Series as disclosed parenthetically) (1) the conversion of all outstanding shares of our Series A Preferred Stock (625,894), Series B Preferred Stock (737,648), Series C Preferred Stock (348,822), and Series D Preferred Stock (1,785,114), the exercise and conversion of a warrant to purchase our Series C Preferred Stock (1,239) and two warrants to purchase our Series D Preferred Stock (2,549), and the exchange of all shares of common stock of EyeGate Pharma S.A.S. (presented as non-controlling interests) into the following shares of our Preferred Stock (inclusive of anti-dilution shares) — Series B Preferred Stock (525,004), Series C Preferred Stock (187,173) and Series D Preferred Stock (358,146) and the subsequent conversion of such shares all into 4,571,589 shares of our common stock immediately prior to the closing of the offering, (2) the exercise of two warrants to purchase an aggregate of 10,929 shares of our common stock and (3) 665,670 shares of our common stock issuable upon the conversion of our convertible notes (including accrued interest through November 30, 2014) — 2012 Notes, as amended ($620,329), 2013 Notes, as amended ($1,595,537) and 2014 Notes ($1,045,966), into 126,591, 325,614 and 213,465 common shares, respectively, based on an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The convertible notes will convert into shares of our common stock at a conversion price equal to 70% of the public offering price as described in the “Description of Capital Stock” Section.
•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $7.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)(1)	(unaudited)
	(in thousands, except share and per share data)
Balance Sheet Data:
Cash	$311,098	$318,178	$8,168,182
Short-term debt, including current portion of long-term debt and capital lease obligations	2,842,125	—	—
Accrued interest (included in accrued liabilities caption)	87,315		—
Convertible preferred stock, $0.01 par value, Series A to D, 50,485,136 shares authorized; shares issued and outstanding: 33,465,749 actual; none pro forma or pro forma as adjusted
Series A convertible preferred stock, $0.01 par value, 2,483,693 shares authorized; 2,483,693 shares issued and outstanding	254,525	—	—
Series B convertible preferred stock, $0.01 par value, 13,819,649 shares authorized; 8,073,508 shares issued and outstanding	6,926,180	—	—
Series C convertible preferred stock, $0.01 par value, 5,161,241 shares authorized; 3,351,156 shares issued and outstanding	5,745,127	—	—
Series D convertible preferred stock, $0.01 par value 29,020,554 shares authorized; 19,557,392 shares issued and outstanding	23,482,834	—	—
Non-controlling interests (None pro forma or pro forma as adjusted)	6,658,504	—	—
Total convertible preferred stock and non-controlling interests	43,067,170	—	—
Stockholders’ (deficit) equity:
Common stock, $0.01 par value: 70,000,000 shares authorized; 201,787 shares issued and outstanding, actual; 70,000,000 shares authorized 5,449,975 shares issued and outstanding, pro forma; and 70,000,000 shares authorized 6,878,547 shares issued and outstanding, pro forma as adjusted	2,018	54,499	68,785
Additional paid-in capital	10,054,250	56,005,459	63,841,177
Accumulated deficit	(56,445,656)	(56,445,656)	(56,445,656)
Shareholder notes receivable	(58,824)	(58,824)	(58,824)
Accumulated other comprehensive income	146,353	146,353	146,353
Total stockholders’ (deficit) equity	(46,301,859)	(298,169)	7,551,835
Total Capitalization	$(305,249)	$(298,169)	$7,551,835

(1)	Includes exercise of a warrant with proceeds of $7,080.

The number of shares of our common stock in the table above excludes, as of September 30, 2014:

•	752,372 shares of common stock issuable upon exercise of options outstanding under our 2005 Equity Incentive Plan and 2014 Equity Incentive Plan, at a weighted-average exercise price of approximately $0.93 per share;
•	60,358 shares of our common stock issuable in the aggregate upon the exercise of options having an exercise price per share equal to the initial public offering price of this offering to be granted to two consultants upon or prior to the closing of this offering;
•	27,322 shares of our common stock issuable in the aggregate upon the exercise of options having an exercise price per share equal to the initial public offering price of this offering and to be granted as of the date immediately prior to the closing of this offering to employees and directors;
•	7,247 shares of our common stock issuable upon the exercise of an outstanding warrant to purchase shares of our common stock at a price of $5.16 per share;
•	441,252 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of our common stock at an exercise price equal to the price per share at which the shares of common stock are sold in this offering, which were issued on June 6, 2014 and July 17, 2014, based on an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•	786,784 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan and 2014 Equity Incentive Plan; and
•	71,429 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters in connection with this offering, at an exercise price per share equal to 125% of the public offering price, as described in the “Underwriting — Representative’s Warrants” section of this prospectus.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

On September 30, 2014, we had a historical net tangible book deficit of $(3.2) million, or ($16.03) per share of common stock. Our historical net tangible book deficit per share represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding at September 30, 2014.

On a pro forma basis, after giving effect to the conversion of all outstanding shares of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, the exercise and conversion of a warrant to purchase our Series C Preferred Stock and two warrants to purchase our Series D Preferred Stock, and the exchange of certain shares of common stock of EyeGate Pharma S.A.S. into shares of our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock and the subsequent conversion of such shares all into 4,571,589 shares of our common stock immediately prior to the closing of this offering, and the exercise of currently outstanding warrants to purchase 10,929 shares of our common stock, and the issuance of 665,670 shares of our common stock upon the conversion of our 2012, 2013 and 2014 convertible promissory notes, additional paid-in capital, a component of stockholders’ equity (deficit), our pro forma net tangible book deficit as of September 30, 2014 would have been approximately $(0.3) million, or approximately $(0.05) per share of our common stock.

After giving further effect to the sale of shares of common stock that we are offering at an assumed initial public offering price of $7.00 per share, the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been approximately $7.55 million, or approximately $1.10 per share. This amount represents an immediate increase in pro forma net tangible book value of $17.13 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $5.90 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$7.00
Historical net tangible book deficit per share as of September 30, 2014	$(16.03)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described in preceding paragraphs	$15.98
Pro forma as adjusted net tangible book value per share as of September 30, 2014	$(0.05)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors giving effect to this offering	$1.15
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$1.10
Dilution in pro forma as adjusted net tangible book value per share to new investors		$5.90

Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $0.19, and dilution in pro forma net tangible book value per share to new investors by approximately $0.81, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase of million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $0.68 per share and decrease the dilution to investors participating in this offering by approximately $0.68 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $1.30 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $17.33 per share and the dilution per share to new investors would be $5.70 per share, in each case assuming an initial public offering price of $7.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of September 30, 2014, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on the assumed initial public offering price of $7.00 per share, the midpoint of the price range listed on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	5,449,975	79.23%	$56,060,000	84.86%	$10.29
Investors in this offering	1,428,572	20.77%	$10,000,000	15.14%	$7.00
Total	6,878,547	100%	$66,060,000	100%	$9.60

The foregoing tables and calculations exclude the following as of September 30, 2014:

•	752,372 shares of common stock issuable upon exercise of options outstanding under our 2005 Equity Incentive Plan and 2014 Equity Incentive Plan, at a weighted-average exercise price of approximately $0.93 per share;
•	60,358 shares of our common stock issuable in the aggregate upon the exercise of options having an exercise price per share equal to the initial public offering price of this offering to be granted to two consultants upon or prior to the closing of this offering;
•	27,322 shares of our common stock issuable in the aggregate upon the exercise of options having an exercise price per share equal to the initial public offering price of this offering and to be granted as of the date immediately prior to the closing of this offering to employees and directors;
•	7,247 shares of our common stock issuable upon the exercise of an outstanding warrant to purchase shares of our common stock at a price of $5.16 per share;
•	441,252 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of our common stock at an exercise price equal to the price per share at which the shares of common stock are sold in this offering, which were issued on June 6, 2014 and July 17, 2014, based on an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•	786,784 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan and 2014 Equity Incentive Plan; and
•	71,429 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters in connection with this offering, at an exercise price per share equal to 125% of the public offering price, as described in the “Underwriting — Representative’s Warrants” section of this prospectus.

To the extent any of these outstanding options and warrants are exercised and, there will be further dilution to new investors. If all of such outstanding options and warrants had been exercised as of,          November 18, 2014, the pro forma as adjusted net tangible book value per share after this offering would be $1.53, and total dilution per share to new investors would be $5.47.

If the underwriters exercise their over-allotment option to purchase additional 214,286 shares of our common stock in full in this offering:

•	the percentage of shares of common stock held by stockholders of our company prior to this offering will decrease to approximately 77% of the total number of shares of our common stock outstanding after this offering; and
•	the number of shares held by investors purchasing shares of our common stock in this offering will increase to, 1,642,858 or approximately 23% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following tables set forth selected financial data. We derived the selected statement of operations data for the unaudited nine months ended September 30, 2014 and 2013 from our unaudited financial statements and related notes included elsewhere in this prospectus, and for the years ended December 31, 2013 and 2012, from our audited financial statements and related notes and the selected unaudited balance sheet data as of September 30, 2014 included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period.

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	(Unaudited)
	2014	2013	2013	2012
Operating expenses:
Research and development	$421,903	$881,277	$1,010,268	$3,034,397
General and administrative	1,646,910	1,585,363	2,087,637	2,817,851
Total operating expenses	2,068,813	2,466,640	3,097,905	5,852,248
Other income (expense), net:
Research & development tax credit	15,812	10,645	24,520	32,748
Interest income	720	1,511	2,186	11,127
Extinguishment of research liability	240,000
Change in warrant liability	876,753
Interest expense	(264,040)	(434,098)	(611,386)
Total other income (expense), net	869,245	(421,942)	(584,680)	43,875
Net loss	(1,199,568)	(2,888,582)	(3,682,585)	(5,808,373)
Net income attributable to non-controlling interest	(157,928)	(126,600)	(196,862)	(225,722)
Net loss to the Company	$(1,357,496)	$(3,015,182)	$(3,879,447)	$(6,034,095)
Net loss per share basic and diluted:	$(7.12)	$(16.35)	$(21.03)	$(33.07)
Weighted-average number of common shares used in computing net loss per share basic and diluted:	190,516	184,417	184,431	182,949
Pro forma information
Pro forma net loss attributable to common stockholders	$(1,270,181)		$(3,808,669)
Pro forma net loss per share, basic and diluted (unaudited)	$(0.25)		$(0.78)
Pro forma weighted average shares outstanding, basic and diluted (unaudited)	5,094,000		4,875,000

September 30, 2014
(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$311,098
Total current assets	352,057
Total assets	1,609,533
Convertible promissory notes due to shareholders	2,842,125

September 30, 2014
(Unaudited)
Total liabilities	4,844,222
Temporary equity – convertible preferred stock	36,408,666
Temporary equity – non controlling interest	6,658,504
Common stock	2,018
Additional paid in capital	10,054,250
Accumulated deficit	(56,445,656)
Accumulated other comprehensive income	146,353
Total stockholders’ deficit	$(46,301,859)

Pro forma weighted average shares outstanding, basic and diluted, for the year ended December 31, 2013 does not give effect to the conversion of approximately $1.0 million of convertible notes issued during the nine months ended September 30, 2014. These convertible notes issued during the nine months ended September 30, 2014 would convert into an additional 213,465 shares of common stock as of November 30, 2014 and this accounts for the difference between the pro forma weighted average shares outstanding, basic and diluted, for the year ended December 31, 2013 and the pro forma weighted average shares outstanding, basic and diluted, for the nine months ended September 30, 2014.

Pro forma net loss and pro forma net loss per share, basic and diluted, have been calculated after giving effect to (a) the conversion of our preferred stock outstanding on the dates of issuance into an aggregate of 3,497,478 shares of common stock as contemplated to occur upon the completion of this offering and (b) the conversion of our convertible notes into shares of common stock on the dates of issuance at a conversion rate of $4.90 per share. The pro forma net loss includes the elimination of the interest expense recognized on the convertible notes as this expense would not have been recognized if the convertible notes had been converted into shares of common stock on the date of issuance. The total convertible notes (including accrued interest thereon) outstanding as of November 30, 2014 was $3,261,862, which will convert into 665,670 shares of common stock upon the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Summary Financial Data” and our financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

Eyegate Pharmaceuticals, Inc. was formed as a Delaware corporation on December 28, 2004. We were originally incorporated in 1998 under the name of Optis France S.A. in Paris France. At that time, the name of the French corporation was changed to EyeGate Pharma S.A.S. and became a subsidiary of Eyegate Pharmaceuticals, Inc.

We are a clinical-stage specialty pharmaceutical company that is focused on developing and commercializing therapeutics and drug delivery systems for treating diseases of the eye. EGP-437, our first and only product in clinical trials, incorporates a reformulated topically active corticosteroid, dexamethasone phosphate, that is delivered into the ocular tissues through our proprietary innovative drug delivery system, the EyeGate II Delivery System. EGP-437 is being developed under the 505(b)(2) New Drug Application, or NDA, regulatory pathway for drugs submitted for approval to the U.S. Food and Drug Administration, or FDA, which enables an applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its NDA. The EyeGate II Delivery System and EGP-437, are designed to address two major issues in ophthalmic medicine: lack of patient compliance and safety. The EyeGate II Delivery System features a compact, elegant, and easy-to-use device that we believe has the potential to deliver drugs non-invasively and quickly into the ocular tissues through the use of iontophoresis, which can accelerate the onset of action, dramatically reduce treatment frequency versus eye drops and sustain therapeutic effect. The EyeGate® II Delivery System is easy-to-use, only takes a few minutes to employ and has been utilized to administer more than 1,700 experimental treatments. We hold worldwide commercialization rights to the EyeGate® II Delivery System.

As we are in our developmental stage, we have not generated any revenue. We have never been profitable and, from December 28, 2004 (inception) through September 30, 2014, our losses from operations have been $56.4 million. Our net loss was approximately $1.12 and $2.89 million for the nine months ended September 30, 2014 and 2013, respectively. Our net loss was approximately $3.7 and $5.8 million for the years ended December 31, 2013 and 2012, respectively. We expect to incur significant expenses and increasing operating losses for the foreseeable future as we continue the development and clinical trials of, and seek regulatory approval for, The EGP-437 Combination Product and any other product candidates we advance to clinical development. If we obtain regulatory approval for The EGP-437 Combination Product, we expect to incur significant expenses in order to create an infrastructure to support the commercialization of The EGP-437 Combination Product, including sales, marketing and distribution functions.

Following the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need additional financing to support our continuing operations. We will seek to fund our operations through public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

Financial Overview

Research and Development Expenses

We expense all research and development expenses as they are incurred. Research and development expenses primarily include:

•	non-clinical development, preclinical research, and clinical trial and regulatory-related costs;
•	expenses incurred under agreements with sites and consultants that conduct our clinical trials;
•	expenses related to generating, filing, and maintaining intellectual property; and
•	employee-related expenses, including salaries, benefits, travel and stock-based compensation expense.

Substantially all of our research and development expenses to date have been incurred in connection with EGP-437. We expect our research and development expenses to increase for the foreseeable future as we advance EGP-437 through clinical development, including the conduct of our planned clinical trials. The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. We are unable to estimate with any certainty the costs we will incur in the continued development of EGP-437. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We may never succeed in achieving marketing approval for our product candidate.

The costs of clinical trials may vary significantly over the life of a project owing to, but not limited to, the following:

•	per patient trial costs;
•	the number of sites included in the trials;
•	the countries in which the trials are conducted;
•	the length of time required to enroll eligible patients;
•	the number of patients that participate in the trials;
•	the number of doses that patients receive;
•	the cost of comparative agents used in trials;
•	the drop-out or discontinuation rates of patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	the duration of patient follow-up; and
•	the efficacy and safety profile of the product candidate.

We do not expect EGP-437 to be commercially available, if at all, for the next several years.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation. Our general and administrative expenses consisted primarily of payroll expenses for our full-time employees. Other general and administrative expenses include professional fees for auditing, tax, patent costs and legal services.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a publicly-traded company and maintaining compliance with exchange listing and Securities and Exchange Commission requirements. These increases will likely include higher consulting costs, legal fees, accounting fees, directors’ and officers’ liability insurance premiums and fees associated with investor relations.

Total Other Income (Expense)

Total other income (expense) consists primarily of interest income we earn on interest-bearing accounts, and interest expense incurred on our outstanding debt including non-cash interest resulting from the accretion of original issue discount on certain of our outstanding notes. We also received the proceeds of certain research and development tax credits related to EyeGate Pharma S.A.S.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Accrued Research and Development Expenses

As part of the process of preparing financial statements, we are required to estimate and accrue research and development expenses. This process involves the following:

•	communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost;
•	estimating and accruing expenses in our financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and
•	periodically confirming the accuracy of our estimates with selected service providers and making adjustments, if necessary.

Examples of estimated research and development expenses that we accrue include:

•	fees paid to contract research organizations and investigative sites in connection with clinical studies;
•	fees paid to contract manufacturing organizations in connection with non-clinical development, preclinical research, and the production of clinical study materials; and
•	professional service fees for consulting and related services.

We base our expense accruals related to non-clinical development, preclinical studies, and clinical trials on our estimates of the services received and efforts expended pursuant to contracts with organizations/consultants that conduct and manage clinical studies on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts may depend on many factors, such as the successful enrollment of patients, site initiation and the completion of clinical study milestones. Our service providers invoice us as milestones are achieved and monthly in arrears for services performed. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period.

However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical studies and other research activities.

Stock-Based Compensation

We have issued options to purchase our common stock. We account for stock based compensation in accordance with ASC 718, Compensation — Stock Compensation. ASC 718 establishes accounting for stock-based awards exchanged for employee services. Under the fair value recognition provisions of ASC 718, share based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility.

We estimate the grant date fair value of stock options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. Because share-based compensation expense is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeiture rates differ from those estimates. We have estimated expected forfeitures of stock options based on our historical turnover rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our estimates, additional adjustments to compensation expense may be required in future periods. In general, the assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

No options were granted in 2013 or 2014.

The fair value of stock options issued to employees and non-employees during the year ended December 31, 2012 is measured using the following assumptions:

	Employees	Non-Employees
Expected volatility	73%	65% – 68%
Expected dividend yield	0.00%	0.00%
Expected term (in years)	6 years	7.10 to 9.23 years
Risk-free rate	0.83%	1.18% – 1.78%

Exercise price and fair value of common stock

The fair value of the shares of common stock that underlie the stock options we have granted under the various plans outstanding has historically been determined by our board of directors based upon information available to it at the time of grant. Because, prior to this offering, there has been no public market for our common stock, our board of directors determined the fair value of our common stock by utilizing, among other things, recent or contemporaneous valuation information available to it. All options have been granted at exercise prices not less than the fair value of the underlying shares on the date of grant.

Expected volatility

We compute volatility under the “calculated value method” of ASC 718 by utilizing the average of a peer group comprised of publicly-traded companies and expect to continue to do so until we have adequate historical data regarding the volatility of our traded stock price. The peer group was determined based upon companies considered to be direct competition or having been presented by independent parties as a“comparable” company based upon market sector. In determining a comparable, we have excluded “large-cap” entities.

Expected term

Since adopting ASC 718, we have been unable to use historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date valuation. We have therefore utilized the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment , to estimate on a formula basis the expected term of our stock options considered to have “plain vanilla” characteristics.

Risk-free interest rate

We utilize the Federal Reserve Board’s published Treasury Constant Maturity rate which most closely matches the option term.

Expected dividend yield

Our Board of Directors historically has not declared cash dividends and does not expect to issue cash dividends in the future. We therefore use an expected dividend yield equal to zero.

Significant Factors Used in Determining the Fair Value of Our Common Stock

The fair value of the shares of common stock that underlie the stock options we have granted under the plan has historically been determined by our board of directors based upon information available to it at the time of grant. Prior to December 31, 2011, our board of directors did not conduct any formal valuation procedure or commission any third party valuation or appraisal in connection with its determinations of the fair value of its common stock. Our board of directors considered the most persuasive evidence of fair value to be the prices at which our securities were sold in actual arms’ length transactions. Our board of directors also considered numerous objective and subjective factors in the assessment of fair value, including reviews of our business and financial condition, the conditions of the industry in which we operate and the markets that we serve and general economic, market and United States and global capital market conditions, an analysis of publicly traded peer companies, the lack of marketability of our common stock, the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options in question, such as an initial public offering or sale, the preferences and privileges of the preferred stock and common stock, the status of strategic initiatives being undertaken by our management and board of directors and, after December 31, 2011, independent third party valuations of our common stock. All options have been granted at exercise prices not less than the fair value of the underlying shares on the date of grant.

During the nine months ended September 30, 2014, we did not grant any options. During the year ended December 31, 2013, we did not grant any options. During fiscal year 2012, we granted options to purchase shares of our common stock as follows:

Equity-based compensation awards since January 1, 2012

Date of grant	Aggregate number of shares subject to award	Award recipients	Exercise price	Fair value of common stock
March 23, 2012	1,821 shares of common stock	a consultant	$3.29	$3.29
November 1, 2012	8,355 shares of common stock	a director	$0.65	$0.65
December 21, 2012	50,541 shares of common stock	2 executive employees, 4 non-executive employees and 3 directors	$0.65	$0.65

Other Information

Net Operating Loss Carryforwards

As of December 31, 2013, we have federal and state income tax net operating loss (“NOL”) carryovers of approximately $32.5 million and $23.6 million, respectively, which will expire at various dates through 2033. As of December 31, 2013, we also has federal, state and foreign research and development tax credit carryforwards of approximately $895,000, $410,000, and $25,000, respectively, to offset future income taxes, which expire at various times through 2033.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not completed a study to determine the impact of this ownership change on our NOL carryforwards under Section 382 of the Code. If we experience a Section 382 ownership change in connection with this offering or as a result of future changes in our stock ownership, some of which changes are outside our control, the tax benefits related to the NOL carryforwards may be further limited or lost.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (PCAOB) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Temporary Equity and Non-Controlling Interest

Certain of our convertible preferred stock issuances were directly sold by EyeGate S.A.S., resulting in a non-controlling interest. Such non-controlling interest and the related convertible preferred stock are classified as temporary equity on our consolidated balance sheet, and we record the interest in the earnings or loss of the subsidiary not attributable to us as net income (loss) attributable to non–controlling interests in the consolidated statements of operations and comprehensive loss.

Results of Operations

Comparison of three months ended September 30, 2014 and 2013

The following table summarizes the results of our operations for the three months ended September 30, 2014 and 2013:

	Three Months Ended September 30, (Unaudited)
	2014	2013	Change
Operating expenses:
Research and development	$111,600	$148,718	$(37,118)
General and administrative	480,450	550,760	(70,310)
Total operating expenses	592,050	699,478	(107,428)
Other income (expense), net:	942,308	(174,555)	1,116,863
Net income (loss)	350,258	(874,033)	1,224,291
Net income attributable to non-controlling interest	(40,666)	(14,816)	(25,850)
Net income (loss) to the company	$309,592	$(888,849)	$1,198,441

Research and Development Expenses.  Research and development expenses were $0.112 million for the three months ended September 30, 2014 compared to $0.149 million for the three months ended September 30, 2013. The reduction of $0.037 million is primarily due to a reduction in clinical operations staff.

General and Administrative Expenses.  General and administrative expenses were $0.480 million for the three months ended September 30, 2014 compared to $0.551 million for the three months ended September 30, 2013. The reduction of $0.071 million primarily consisted of a reduction of a staff member for $0.087 million, offset by increases in legal expenses, accounting expenses and consulting expenses totaling of $0.016 million.

Other Income (Expense).  Total other income (expense) was $0.942 million and $(174,555) for the three months ended September 30, 2014 and 2013, respectively, and is mostly comprised of interest expense, except for 2014 which also includes the change in fair value of the warrant liability and an extinguishment of a research liability of $882,000 and $240,000, respectively, both of which did not exist in 2013.

Comparison of Nine Months Ended September 30, 2014 and 2013

The following table summarizes the results of our operations for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30, (Unaudited)
	2014	2013	Change
Operating expenses:
Research and development	$421,903	$881,277	$(459,374)
General and administrative	1,646,910	1,585,363	61,547
Total operating expenses	2,068,813	2,466,640	(397,827)
Other income (expense), net:	869,245	(421,942)	(1,291,187)
Net (loss)	(1,199,568)	(2,888,582)	(1,689,014)
Net income attributable to non-controlling interest	(157,928)	(126,600)	(31,328)
Net (loss) to the company	$(1,357,496)	$(3,015,182)	$(1,657,686)

Research and Development Expenses.  Research and development expenses were $0.422 million for the nine months ended September 30, 2014 compared to $0.881 million for the nine months ended September 30, 2013. The reduction of $0.459 million is primarily due a decrease in clinical trials of our EGP-437 Combination Product in 2014. This was a reduction of costs of $0.264 million from the completion of the Phase 3 non-infectious anterior uveitis trial in April of 2013. There was a reduction in clinical operations staff and in Scientific Advisory Board fees. These reductions of costs account for $0.140 million. We also reduced research and development consultants by $0.049 million. The remaining cost reduction is due to clinical product not being produced, which resulted in a reduction of $0.006 million.

General and Administrative Expenses.  General and administrative expenses were $1.647 million for the nine months ended September 30, 2014 compared to $1.585 million for the nine months ended September 30, 2013. The increase of $0.062 million is primarily comprised of a loss on cancellation of Shareholders’ note receivable (treated as a compensatory charge) of $0.201 million offset by a decrease in payroll costs of $0.147 million and an increase in legal, accounting and consulting expenses of $0.08 million.

Other Income (Expense).  Total other income (expense) was $0.869 million and $(0.422) million for the nine months ended September 30, 2014 and 2013, respectively, except for 2014 which also includes the change in fair value of the warrant liability and an extinguishment of a research liability of $877,000 and $240,000, respectively, both of which did not exist in 2013. Additionally a reduction in interest expense was due to non-cash interest related to the discount on certain notes issued in 2012 and recognized in 2013.

Comparison of Years Ended December 31, 2013 and 2012

The following table summarizes the results of our operations for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change
Operating expenses:
Research and development	$1,010,268	$3,034,397	$(2,024,129)
General and administrative	2,087,637	2,817,851	(730,214)
Total operating expenses	3,097,905	5,852,248	(2,754,343)
Other (expense), net:	(584,680)	43,875	(628,555)
Net (loss)	(3,682,585)	(5,808,373)	(2,125,788)
Net income attributable to non-controlling interest	(196,862)	(225,722)	28,860
Net (loss) to the company	$(3,879,447)	$(6,034,095)	$(2,154,648)

Research and Development Expenses.  Research and development expenses were $1.0 million for the year ended December 31, 2013 compared to $3.0 million for the year ended December 31, 2012. The reduction of $2.0 million in costs was primarily due to a decrease in clinical trials of our EGP-437 Combination Product in 2013. There was a reduction of costs of $1.7 million from the completion of the Phase 3 non-infectious anterior uveitis trial in April 2013. There was a further reduction in costs of $0.2 million from the completion of a proof-of-concept trial for our EGP-437 Combination Product in 2012. There was a reduction of $0.1 million associated to a reduction in manufacturing of product for the clinical trials and a reduction in consulting and research and development payroll related expenses.

General and Administrative Expenses.  General and administrative expenses were approximately $2.1 million for the year ended December 31, 2013, compared to $2.8 million for the year ended December 31, 2012. The decrease of approximately $0.7 million was primarily related to a drop in lease costs of $0.5 million from our move to a 2,390 square foot office space in January 2013 when our lease expired on a 12,200 square foot lab and office facility. Also, a reduction in payroll related costs of $0.3 million and a reduction in miscellaneous costs of $0.1 million including travel and conference expenses contributed to the decrease in costs from 2012 to 2013. These cost reductions were offset by an increase in costs of $0.2 million related to EGP-437 marketing studies, legal and accounting costs in 2013.

Other Income (Expense).  Total other income (expense) was ($584,680) for the year ended December 31, 2013 and primarily consisted of ($611,386) in interest expense which occurred as a result of us issuing convertible promissory notes in December 2012 and again in July and December 2013. These notes contain both a coupon interest expense as well as non-cash interest charges of approximately $533,000 resulting from original issue discount on the notes issued in 2012.

Upcoming Funding Requirements and Expectations.  We intend to use the net proceeds of this offering for research and development activities, including clinical trials of our EGP-437 Combination Product and for working capital and other general corporate purposes.

Liquidity and Capital Resources

We have funded our operations since inception through the issuance of convertible preferred stock and convertible promissory notes and, to a lesser extent, through research and development tax credits. Through December 31, 2013, we had raised a total of $52.3 million from such sales of our equity securities and debt instruments and through September 30, 2014, we had raised a total of $53.8 million from such sales of our equity securities and debt instruments.

At December 31, 2013, we had cash and cash equivalents totalling $0.5 million and at September 30, 2014, we had cash and cash equivalents totaling $0.3 million.

The following table sets forth the primary sources and uses of cash for the nine months ended September 30, 2014 and 2013 and for the years ended December 31, 2012 and 2013:

	Nine month ended September 30, (Unaudited)		Year ended December 31,
	2014	2013	2013	2012
Cash used in operating activities	$(514,482)	$(2,236,180)	$(2,957,615)	$(5,221,887)
Cash used in investing activities	—	—	—	—
Cash provided by financing activities	288,790	1,456,844	1,461,009	(75,406)

Comparison of Nine Months Ended September 30, 2014 and 2013

Operating Activities.  Net cash used in operating activities was $0.514 million for the nine months ended September 30, 2014, compared to net cash used in operating activities of $2.236 million for the nine months ended September 30, 2013. The primary use of cash was to fund operating losses of $1.20 million in 2014 off-set in part by $0.025 million in stock based compensation charges and a loss on cancellation of shareholders’ note receivable of $200,758 in 2014 and the fair value adjustment of Common Stock warrants of $877,000, and for the nine months ended September 30, 2013 net losses of $2.889 million offset in part by non-cash compensation charges $0.138 million and a decrease in restricted cash of $152,525, and non-cash interest expense of $386,650.

Financing Activities.  On February 28, 2014, we received proceeds of $446,151 from the issuance of unsecured convertible promissory notes under the 2013 Note Purchase Agreement. In April 2014, we received additional proceeds of $16,667 for additional 2013 Notes. In June and July 2014, we received Additional Proceeds of approximately $995,000 under the 2014 notes. For the nine months ended September 30, 2013, we received proceeds of $490,803 and $968,970 from the issuance of unsecured convertible promissory notes under the 2012 and 2013 Note Purchase Agreement.

On June 6, 2014, we entered into a Convertible Promissory Note and Warrant Purchase Agreement (“2014 Note Purchase Agreement”), pursuant to which we could issue up to an aggregate principal amount of $2,000,000 of unsecured promissory notes (the “2014 Notes”) to certain stockholders. The 2014 Notes mature on June 6, 2015, and accrue interest at a rate of 12% per annum. In the event that we issue equity securities resulting in gross proceeds to us of at least $5 million prior to maturity, all outstanding principal and accrued and unpaid interest under the 2014 Notes will automatically convert into the class of equity securities issued in such offering, as applicable, in connection with the closing of the first sale of our equity securities at a conversion price equal to 70% of the sale price of such class of equity securities issued in such offering. In the event that we consummate a “Sale”, as defined therein, we will, while the 2014 Notes remain outstanding, at the election of the holders of two-thirds of the aggregate principal outstanding thereunder, immediately prior to the closing, convert all outstanding principal and interest under the 2014 Notes into shares of our Series D Preferred Stock at 70% of the Series D Preferred Stock original issuance price. In connection with the 2014 Note Purchase Agreement, we and each holder of the 2012 Notes and the 2013 Notes executed and delivered an amended and restated promissory note (collectively, the “Amended and Restated Notes”) in the principal amount of the sum of all outstanding principal and accrued and unpaid interest as of June 6, 2014. The Amended and Restated Notes have the same terms as the 2014 Notes. The 2014 Notes will convert into shares of our common stock upon the closing of this offering at a conversion price equal to 70% of the initial public offering price. We also issued to each holder of a 2014 Note and for the 2014 Note Holders that have a 2012 Note and/or a 2013 Note restated and amended, a warrant exercisable for our common stock if we consummate an initial public offering of our common stock (“IPO”) on or prior to December 31, 2014 or shares of our Series D Preferred Stock at the original issuance price if the IPO is not consummated on or prior to December 31, 2014 or if we are sold in 2014 in an M&A transaction consummated prior to the closing of the IPO. Under such scenario the number of warrants exercisable into Series D convertible stock would be approximately 2.1 million shares at an exercise price of $1.22 per share. The number of shares subject to such warrant shall be equal to (1) the sum of (a) the principal amount plus any accrued and outstanding interest of any Amended and Restated Notes of any holder or affiliates, as defined, and (b) the principal amount plus any accrued and outstanding interest of any 2014 Notes of such holder issued by us, divided by (2) the original issue price of the Series D Preferred Stock or common stock at the IPO price.

The Company determined that the amended debt agreements were classified as troubled debt restructurings or modifications accounted for as extinguishments, however since the note holders were also preferred stockholders the gain or loss was reflected as a component of stockholders equity. The warrants issued by the Company in connection with the June 6, 2014 debt and amended debt issuance have been classified as a liability instrument, since there is a variable component to the number of shares, the class of shares and the strike price depending upon future financing transactions of the Company.

The Company determined the fair value of the warrants issued on June 6, 2014 and July 17, 2014 was approximately $1,365,000, based upon the following assumptions:

•	The number of warrants to be issued and the exercise price will be determined based upon future events, including potential sale, liquidation or IPO transactions as described above. The Company utilized a probability weighting of potential outcomes to estimate the number of warrants issuable, the type of underlying security, and the exercise price and then a Black Scholes model to compute the estimated value of the warrant under each assumption.
•	Volatility – 70%
•	Term – 0.5 years for an IPO scenario; 5 years for an M&A or liquidation scenario
•	Dividends – 0%
•	Discount rate – 0.6 – 1.6%

The Company will record changes in the fair value of the warrants in the statement of operations at each reporting period. The change in the fair value of the warrants from for the three and nine months ended September 30, 2014 was approximately $881,000 and $877,000, respectively.

Due in part to the indication of interest of certain of our existing investors in purchasing shares in this offering, the Company has not closed a second tranche under the 2014 Note Purchase Agreement that was initially expected to close prior to the end of September 2014. The Company does not plan to consummate the second tranche before and if this offering closes. At September 30, 2014 the 2014 Notes and the amended and restated notes had a carrying value of $2.8 million and a face value of $3.1 million.

For the nine months ended September 30, 2014 we incurred $1.2 million of deferred offering costs relating to our recently activities in planning for our IPO.

Comparison of the Years Ended December 31, 2013 and 2012

Operating Activities.  Net cash used in operating activities was $2.96 million for the year ended December 31, 2013, compared to net cash used in operating activities $5.2 million for the year ended December 31, 2012. The primary use of cash was to fund operating losses of $3.7 million in 2013 off-set in part by $0.7 million in non-cash interest and compensation charges in 2013 and 2012 net losses of $5.8 million offset in part by non-cash compensation charges $0.4 million.

Financing Activities.  In December 2012, we issued convertible promissory notes (the “2012 Notes”) at a discount to existing investors. We received $525,000 in proceeds. The 2012 Notes were issued with an interest rate of 8% per annum, and we have a re-payment obligation of $1,058,270 in principal plus accrued interest. The 2012 Notes had an initial maturity date of December 10, 2013, which was initially extended to June 10, 2014 on December 2, 2013.

On July 20, 2013, we entered into a Convertible Promissory Note Purchase Agreement (“Note Purchase Agreement”), pursuant to which we could issue up to an aggregate principal amount of $1,500,000 of unsecured promissory notes to certain investors. On July 29, 2013, we issued $968,970 in convertible promissory notes, a second tranche of which were issued on February 28, 2014 in which we issued $463,059 in convertible promissory notes (collectively, the “2013 Notes”). The 2013 Notes accrued interest at the rate of 8% per annum and have a scheduled maturity date of July 29, 2014.

Funding Requirements and Other Liquidity Matters

Our EGP-437 Combination Product is still in clinical development. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	seek marketing approval for our EGP-437 Combination Product;
•	establish a sales and marketing infrastructure to commercialize our EGP-437 Combination Product in the United States, if approved;

•	maintain, leverage and expand our intellectual property portfolio; and
•	add operational, financial and management information systems and personnel, including personnel to support our product development and future commercialization efforts.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditures requirements for twelve months following the closing of this offering. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our EGP-437 Combination Product, if approved, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our EGP-437 Combination Product.

Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review;
•	the costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for our EGP-437 Combination Product, if approved;
•	the revenue, if any, received from commercial sales of our EGP-437 Combination Product, if approved; and
•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, including our EGP-437 Combination Product, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market EGP-437 that we would otherwise prefer to develop and market ourselves.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements at September 30, 2014, December 31, 2013 or December 31, 2012.

Contractual Obligations

The following table summarizes our contractual obligations at September 30, 2014:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Convertible promissory notes due to stockholders(2)	$2,929,000	2,929,000	—	—	—
Royalty license commitment(1)	$100,000	12,500	37,500	37,500	12,500*

1	Pursuant to the terms of the Amended and Restated License Agreement with the University of Miami and its School of Medicine, dated as of December 16, 2005.
*	The License agreement is a perpetual agreement. Only one year’s payment is presented in the more than five years column of this table.
12	Amounts reported represent principal and interest as of September 30, 2014.

BUSINESS

Overview

We are a clinical-stage specialty pharmaceutical company that is focused on developing and commercializing therapeutics and drug delivery systems for treating diseases of the eye. EGP-437, our first and only product in clinical trials, incorporates a reformulated topically active corticosteroid, dexamethasone phosphate, that is delivered into the ocular tissues through our proprietary innovative drug delivery system, the EyeGate® II Delivery System. EGP-437 is being developed under the 505(b)(2) New Drug Application, or NDA, regulatory pathway for drugs submitted for approval to the U.S. Food and Drug Administration, or FDA, which enables an applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its NDA. An example of an existing product on which we believe that we can rely, in part, for a 505(b)(2) NDA filing is Decadron®, a topical dexamethasone formulation. We selected prednisolone acetate ophthalmic suspension (1%), or PA, due to a communication received from the FDA, dated December 3, 2007, which stated that the FDA recommends that prednisolone acetate ophthalmic suspension 1%, or PA, administered at least four times per day, be the positive control agent for the treatment of anterior uveitis. An Investigational New Drug application, or IND (IND 77,888), for EGP-437 was submitted to the FDA on April 28, 2008, which was subsequently amended as described below in this “Business” section under the heading “Clinical Trial Results.”

The EyeGate® II Delivery System and EGP-437, are designed to address two major issues in ophthalmic medicine: lack of patient compliance and safety. The EyeGate® II Delivery System features a compact, elegant, and easy-to-use device that we believe has the potential to deliver drugs non-invasively and quickly into the ocular tissues through the use of iontophoresis, which can accelerate the onset of action, dramatically reduce treatment frequency versus eye drops and sustain therapeutic effect. Iontophoresis employs the use of a low electrical current that promotes the migration of a charged drug substance across biological membranes. The current produces ions, which through electrorepulsion, drive a like-charged drug substance into the tissues. The EyeGate® II Delivery System is easy-to-use, only takes a few minutes to employ and has been utilized to administer more than 1,700 experimental treatments. We hold worldwide commercialization rights to the EyeGate® II Delivery System.

Initially, we are developing EGP-437 for the treatment of non-infectious anterior uveitis, a debilitating form of intraocular inflammation of the anterior portion of the uvea, such as the iris and/or ciliary body. We intend to expand the use of EGP-437 to other inflammatory ocular indications such as macular edema, an abnormal thickening of the macula associated with the accumulation of excess fluids in the extracellular space of the neurosensory retina. Our first pivotal Phase 3 clinical trial relating to the treatment of non-infectious anterior uveitis has been completed, and we anticipate that an additional or confirmatory Phase 3 trial will be sufficient to support the FDA registration of the combined EGP-437 and the EyeGate® II Delivery System, or the EGP-437 Combination Product. We anticipate initiating this confirmatory Phase 3 trial by the end of the first quarter of 2015 and completing it by the end of the third quarter of 2016. We hope to obtain approval of the EGP-437 Combination Product for non-infectious anterior uveitis by the end of 2017. In comparison to existing treatments for non-infectious anterior uveitis, we believe that patients may benefit from the potential elimination of demanding dosing schedules, rapid relief of symptoms, increased comfort and reduced side effects. Physician benefits may include increased control of patient compliance, rapid onset of action, and increased office efficiency. The EyeGate® II Delivery System has the potential to offer a non-invasive method of drug delivery as an alternative to the current delivery modalities used for treating ocular diseases, such as eye drops and ocular injections. In-office preparation is simple and efficient and can be completed by nursing or other office staff. Utilizing the EyeGate® II Delivery System, we have demonstrated in vivo (preclinical) the ability to deliver EGP-437 to the back-of-the-eye.

Our Strategy

Our goal is to become a leading specialty pharmaceutical company focused on developing and commercializing therapeutics and drug delivery systems for treating diseases of the eye. The key elements of this strategy are to:

•	Complete clinical development of and obtain marketing approval for our EGP-437 Combination Product for the treatment of non-infectious anterior uveitis. Currently, we are devoting most of our efforts to completing the clinical development of our EGP-437 Combination Product. We are initiating the confirmatory Phase 3 trial evaluating the safety and efficacy of our EGP-437 Combination Product for the treatment of non-infectious anterior uveitis. We have begun preparatory work and plan to enroll the first subject by the end of the second quarter of 2015. Based on our estimates regarding subject enrollment, we expect to have top-line data for this trial by the end of the third quarter of 2016. If the results of our confirmatory Phase 3 trial are favorable, we plan to submit an NDA to the FDA by the end of 2016, and hope to obtain approval of our EGP-437 Combination Product for the treatment of non-infectious anterior uveitis by the end of 2017.
•	Expand use of our EGP-437 Combination Product for additional ocular indications. As an anti-inflammatory agent, our EGP-437 Combination Product has the potential to be used to treat other diseases of the eye that have an inflammatory component, like macular edema. We are planning on initiating a dose curve trial to determine the optimum dose for back-of-the-eye delivery followed by a Phase 2 proof-of-concept trial for macular edema, a disease affecting the back-of-the-eye. We expect to have top-line data from the Phase 2 proof-of-concept trial treating macular edema by the end of 2015.
•	Maximize commercial potential of our EGP-437 Combination Product. We believe that medical specialists in the U.S. who treat anterior uveitis patients are sufficiently concentrated that if our EGP-437 Combination Product receives marketing approval in the U.S., we could effectively promote our EGP-437 Combination Product to these specialists with a specialty sales and marketing group. Therefore, we may decide to build our own focused, specialty pharmaceutical sales force in order to commercialize our EGP-437 Combination Product in the U.S. We intend to enter into strategic collaborations for the development and commercialization of our EGP-437 Combination Product outside of the U.S.
•	Pursue other strategic collaborations. We plan to evaluate opportunities to enter into collaborations that may contribute to our ability to advance our drug delivery platform and product candidates and to progress concurrently a range of discovery and development programs. We also plan to evaluate opportunities to in-license or acquire the rights to other products, product candidates or technologies for the treatment of eye diseases.

Ophthalmic Market Opportunity

Ophthalmology is a specialty market with commercial and regulatory dynamics that make it possible for small or medium sized companies like us to develop and commercialize products on our own. We believe that the specialists in the U.S. who treat ocular diseases are sufficiently concentrated that we could effectively promote our products with a specialty sales and marketing group.

Our Lead Product:  EGP-437

EGP-437 is an anti-inflammatory drug candidate that is delivered by the EyeGate® II Delivery System which has the potential to provide a non-invasive alternative to the existing standard of care. Many front of the eye diseases such as non-infectious anterior uveitis and seasonal allergic conjunctivitis are acute inflammatory conditions. The current standard of care to treat ocular surface and anterior segment inflammation is patient administered corticosteroids in the form of eye drops. Topical corticosteroids suffer from a number of drawbacks including low ocular bioavailability, rapid clearance and steroid-related side effects including elevated intraocular pressure, or IOP, or cataract formation.

For example, to achieve a successful therapeutic outcome when treating non-infectious anterior uveitis, patients must follow a rigorous dosing schedule for four to six weeks. At a minimum, patients are required to give themselves at least 154 treatments of the standard of care over this period. Given this heavy burden, patient non-compliance is prevalent and is the main cause of treatment failure. Treatment failures may lead to complications causing temporary or permanent loss of vision. When topical treatments fail due to lack of compliance or inadequate response, the alternative is more aggressive steroid therapy, such as ocular and intravenous injections, which is often associated with steroid-related adverse effects such as elevated IOP and cataract formation. Thus, the significant unmet needs in this treatment category include:

•	Improving patient compliance which is the main cause of treatment failure which can lead to temporary or permanent loss of vision;
•	Eliminating the patient treatment burden of at least 154 eye drops or more for many patients over four to six weeks; and
•	Reducing treatment related side effects including elevated IOP.

We believe that our EGP-437 Combination Product has the potential to address these unmet needs by only requiring two or three in-office treatments provided by the eye care provider thereby mitigating the patient compliance issues and substantially reducing the burden of care. Additionally, our clinical trials to date appear to demonstrate a good safety profile, including minimal impact on IOP, and a reduction of inflammation that was demonstrated in four randomized, double-masked clinical studies using our EGP-437 Combination Product.

We recently announced results from a Phase 3 trial of the EGP-437 Combination Product in the lead indication of non-infectious anterior uveitis. The study suggests that two iontophoretic treatments of our EGP-437 Combination Product over a 4-week period achieved the same response rate as 154 drops of PA, and with fewer incidences of elevated IOP. Although we achieved the same response rate in our Phase 3 trial, the dose of the EGP-437 Combination Product tested was just outside the pre-set non-inferiority margin and did not achieve statistical significance as compared to the positive control based on the primary efficacy endpoint.

We have global rights to the EGP-437 Combination Product and hope to obtain approval of our EGP-437 Combination Product in the U.S. for the treatment of non-infectious anterior uveitis by the end of 2017. Additionally, we plan to develop our EGP-437 Combination Product for the treatment of additional high value ocular indications that have an inflammatory component, such as dry eye, seasonal allergic conjunctivitis and macular edema.

Rationale for Delivery of Dexamethasone Phosphate via the EyeGate Delivery System

Corticosteroid therapy, administered topically, locally and/or systemically, along with cycloplegics, is the mainstay of treatment for non-infectious anterior uveitis. In most cases, corticosteroid therapy needs to be administered frequently, from every 15 minutes to every hour, especially in the acute stages of inflammation, with treatment being tapered as the inflammation subsides. The bioavailability of corticosteroids following topical application to the ocular surface is limited by numerous factors, including the eyelids, tear flow, and a biological barrier, the cornea. Following topical instillation of a drug to the eye, about 75% of the dose either runs off or is squeezed out of the eye; that which remains is diluted about three times, and the excess is blinked into the nasolacrimal system where it is absorbed into the circulation. The lipophilic corneal epithelium also impedes the penetration of water-soluble drugs, such as dexamethasone sodium phosphate.

Poor control in the acute phase of uveitis often results in relapse and/or chronicity, which leads to long-term use of topical or systemic corticosteroids with attendant adverse effects, which include:

•	Elevated IOP;
•	Posterior subcapsular cataract;
•	Adrenal suppression; and
•	Increased susceptibility to corneal infection.

Attempts have been made to reformulate topical drops to provide enhanced ocular tissue penetration by such things as increasing the drug concentration, increasing residency time and adding permeability enhancers. These approaches are typically limited by ocular tolerance. To date, drug levels in the anterior chamber remain relatively low after the administration of eye drops, regardless of agent or formulation used. Intraocular steroid implants are not a viable option for non-infectious uveitis confined to the anterior chamber due to their long residence time in the eye and, thus, the possibility of adverse events such as cataracts. For these reasons, alternate methods of delivering anti-inflammatory agents to the anterior chamber of the eye are of great interest.

To achieve adequate therapeutic levels of dexamethasone in the anterior segment in patients with non-infectious anterior segment uveitis, while at the same time minimizing systemic distribution, we have developed an ocular iontophoresis device that we believe is designed to more effectively provide adequate drug levels in the anterior segment of the eye than conventional methods. Delivery of therapeutic agents using ocular iontophoresis has been of interest as a means of non-invasively achieving higher drug levels within the eye by promoting the migration of a charged drug substance across biological membranes with a low electrical current. The current produces ions, which via electrorepulsion, drive a like-charged drug substance into the ocular tissues.

The EyeGate® II Delivery System applicator utilizes an inert electrode, which stimulates the electrolysis of water to produce ions (hydroxide or hydronium) that are required to deliver charged molecules. The EyeGate® II Delivery System delivery platform requires custom pharmaceutical formulations to enable delivery efficiency and safety while allowing for potential novel intellectual property.

The EyeGate® II Delivery System produces higher intraocular concentrations than topical administrations as demonstrated in rabbits, and the “depot effect” from the higher concentrations in the eye tissues results in a sustained level after a single application. The data from multiple clinical trials suggests that EGP-437 does not significantly raise mean IOP at the time points evaluated during the study period.

Back-of-the-eye

We have demonstrated in clinical trials the effect of utilizing iontophoresis to deliver drugs into the eye. Our non-invasive and proprietary EyeGate® II Delivery System is designed to deliver optimal quantities of drugs to the anterior or posterior segments of the eye. Although, our initial clinical development has been for treating a disease at the front-of-the-eye, non-infectious anterior uveitis, with a corticosteroid, EGP-437, we have demonstrated in vivo (preclinical studies) that the delivery system is capable of delivering EGP-437 to the back-of-the-eye.

We have performed numerous preclinical biodistribution studies that have shown the successful delivery of significant quantities of some of the previously mentioned drug types in various ocular tissues including the retina, vitreous and choroid.

The Unmet Need

Currently, the only primary route of administration for drugs treating retinal diseases is through intravitreal injection into the vitreous of the eye. These injections must be given as frequently as once per month when treating chronic diseases like macular degeneration. Unfortunately, there are known drawbacks associated with administering intravitreal injections such as:

•	Safety risks
•	Adverse patient experience

•	Physician practice

Safety Risks

The American Academy of Ophthalmology has published a policy statement stating that intravitreal injections of various agents have been studied extensively, and the overall risk of complications is low when the injection is administered by experienced ophthalmologists. However, per this policy statement, known risks of intravitreal injections can be vision threatening and require prompt diagnosis and treatment, and possibly surgical intervention. The most serious but rarely occurring injection-related complications include acute-onset endophthalmitis, pseudo-endophthalmitis, cataract development/progression, retinal detachment and hemorrhage.

Additional infrequent complications include hypotony, angle closure, hemiretinal vein occlusion, retinal pigment epithelial tears, iritis/uveitis, optic disc atrophy, corneal epitheliopathy, maculopathy, and anaphylactic reaction to the agent injected in the vitreous.

Patient Experience

Other than the aforementioned risks associated with an intravitreal injection in the eye there are other factors influencing the patient experience, such as:

•	Travel time — There are a limited number of ophthalmologists that provide the treatment which means limited number of facilities where treatment can be given which can result in significant travel time for some patients.
•	Companion required — Invasive procedures prevent patients from travelling home alone.
•	Extended office time — Additional assessments and monitoring are required prior to discharge.

With monthly injections, a 75 year old patient with a life expectancy of another additional 13 years would need approximately 150 intravitreal injections.

Physician Practice

Because of the potential safety issues, intravitreal injections can be time and labor intensive and should be administered by an experienced ophthalmologist. Combined, these factors limit the number of patients that can be treated and strains the resources of physician offices. The increased number of indications being approved for treatment by intravitreally injected drugs and the aging population will dramatically increase this strain.

The EyeGate® II Delivery System could potentially reduce the impact of the issues described above by providing eye care practitioners and patients with a non-invasive solution for treating retinal diseases like age-related macular degeneration. The treatment with our EyeGate® II Delivery System can be administered by a wider group of eye care practitioners than currently giving intravitreal injections and reduces the risks associated with invasive procedures. In-office preparation is simple and efficient and can be completed by nursing or other office staff with actual dosing taking approximately three minutes and total treatment time including preparation taking about seven minutes per eye.

Targeted Indications

EGP-437:  Non-Infectious Anterior Uveitis

Uveitis is a general term for inflammation of the uveal tract and encompasses a wide range of etiologies. It may be iodiopathic, associated with systemic diseases or result from a variety of infectious agents. An annual estimated 17.6% of active uveitis patients experience transient or permanent loss of vision. Uveitis is responsible for more than 2.8% of cases of blindness in the U.S., making this disorder an important cause of vision loss and impairment. Non-infectious anterior uveitis is a debilitating form of intraocular inflammation of the anterior portion of the uvea, such as the iris and/or ciliary body and is the most common form of uveitis. Incidence in the U.S. ranges from approximately 26.6 – 102 per 100,000 adults annually with recent reports indicating occurrence in all age groups with the highest incidence in those over age 65 years. Chronic or recurrent, anterior uveitis may lead to complications such as posterior subcapsular cataract, glaucoma and macular edema.

Inflammation can be classified as either acute or chronic. Acute inflammation is the initial response of the body to harmful stimuli and is achieved by the increased movement of plasma and white blood cells from the blood into the injured tissues, in this case the uvea. Sometimes, the inflammation associated with anterior uveitis is in response to a real infection. This is known as infectious anterior uveitis. However, anterior uveitis often occurs for no apparent reason as the result of the immune system malfunctioning and triggering the process of inflammation even though no infection is present. This is known as non-infectious anterior uveitis. Patients that have anterior uveitis, exhibit a large number of white blood cells in the anterior chamber of the eye. In order to count these cells in the anterior chamber, the physician uses a slit lamp, an instrument consisting of a high-intensity light source that can be focused to shine a thin sheet of light into the eye. The treatment objective is to eliminate the inflammation of the uvea which can be confirmed by an anterior chamber cell count of zero.

EGP-437:  Dry Eye

Dry eye syndrome (DES), is the most prevalent form of ocular discomfort and irritation. In the U.S., it has been estimated that as many as approximately 3.2 million women and approximately 1.7 million men over the age of 50 have dry eye. In addition, tens of millions more experience a mild form of dry eye or episodic problems with dry eye, usually associated with external stimuli. With the aging population in the U.S. and other countries of the developed world, and with increasing computer use, dry eye is expected to become more prevalent.

While intermittent DES can be related to external environmental factors, the chronic condition is related to internal factors, such as hormonal imbalance, autoimmune disease, the use of many widely prescribed systemic medications, anatomical changes or trauma, and aging. The fundamental (and most likely the causative) problem behind chronic DES is deficiency in either the volume or composition of the tear film. Problems related to the tear film produce an immune-based inflammation of the ocular surface. Symptoms of chronic DES can range from a mildly irritating condition to loss of function and productivity, pain, light sensitivity, and the misery that accompanies significantly impaired vision and decreased quality of life.

Increasing evidence suggests that ocular surface inflammation is present in all chronic dry eye patients. As a consequence, anti-inflammatory ophthalmic solutions are being intensively evaluated for the prolonged clinical use required to treat chronic DES. Restasis® (0.05% topical Cyclosporine A suspension, Allergan) is the only FDA-approved therapeutic agent for dry eye disease; however, it has proven effective in treating only 15% of all dry eye patients. Restasis® has been shown to be safe for long-term use, but may take several weeks to produce a therapeutic effect, and up to six months for maximal effectiveness. Thus, the need for more-effective therapies to treat DES remains substantial. Topical corticosteroids are used off-label to reduce signs and symptoms of dry eye. While corticosteroid eye drops are widely used to treat dry eye, their low ocular bioavailability (estimated to be 1 – 10%) may limit their effectiveness. Therefore, alternative corticosteroid dosing techniques, such as iontophoresis, that enhance drug bioavailability in the eye may be a viable therapeutic option.

EGP-437:  Cataract Surgery

Cataract is the leading cause of blindness worldwide, and there are more than 24 million people age 40 and older who have cataract in the U.S. alone, according to the Vision Problems in the U.S. report from Prevent Blindness. A cataract is a clouding of the lens in the eye that affects vision. Most cataracts are related to aging and are very common in older people. By age 80, more than half of the U.S. population either have a cataract or have had cataract surgery. Cataract surgery is the most common surgical procedure in the population aged over 65 years. There are approximately 3 million cataract surgeries performed per year in the U.S. As the technology of cataract surgery has progressed, so too, has the increased patient demand for excellent vision and safety after the procedure, but visual rehabilitation after cataract surgery is sometimes delayed by the inflammatory processes that are induced by phacoemulsification where the eye’s internal lens is emulsified with an ultrasonic handpiece and aspirated from the eye. Inflammation is induced in all cataract surgery by the mechanical transmission of energy into the eye, disruption of cell membranes, and the normal healing process. Postoperative topical corticosteroids are used routinely to reduce inflammation and improve visual outcomes after cataract surgery. Despite their use, transient corneal edema is one of the major factors hindering the improvement of vision in the first days after surgery, and cystoid macula edema may reduce quality of vision for weeks and months after the procedure. Therefore, reducing inflammation and its potential damage to the corneal endothelium and retina is a high priority for the ophthalmic surgeon.

EGP-437:  Macular Edema

Broadly defined, macular edema is an abnormal thickening of the macula associated with the accumulation of excess fluid in the extracellular space of the neurosensory retina. Several basic pathophysiologic processes may contribute to the development of macular edema, which occurs in association with a wide variety of pathologic conditions. As a final common pathway in numerous prevalent retinal disorders, macular edema in its various forms can be considered the leading cause of central vision loss in the developed world, and is therefore of enormous medical and socioeconomic importance.

As stated above, the EyeGate® II Delivery System has shown the potential to deliver significant quantities of EGP-437 to the back-of-the-eye tissues including the retina, vitreous and choroid. The risks, the patient experience and the physician practice inefficiencies associated with intravitreal injections provides an opportunity for the EyeGate® II Delivery System to play a role in treating retinal diseases, like macular edema.

Clinical Trial Results:

We submitted an IND for EGP-437 to the FDA on April 28, 2008. The initial protocol submitted as part of the IND application was for our Phase 1/2 non-infectious anterior uveitis trial. Subsequently, we submitted amendments to our IND for protocols for additional trials that we have since completed on September 12, 2008, April 6, 2010, October 18, 2011 and April 13, 2012. An IND application (IND 107,846) referencing our IND (IND 77,888) was submitted by the University of Pennsylvania, School of Medicine on January 29, 2010 with a protocol for the treatment of anterior scleritis.

We have completed five clinical trials under IND 107,846 for the EGP-437 Combination Product. The first two trials were executed in parallel —  a Phase 1/2 non-infectious anterior uveitis trial and a Phase 2 dry eye trial. These two trials were followed by a Phase 3 dry eye trial. Subsequently, we completed our first Phase 3 trial for non-infectious anterior uveitis. During the time that we executed the Phase 3 non-infectious anterior uveitis trial we completed a Phase 2 proof-of-concept cataract surgery trial, with prophylactic treatment of the EGP-437 Combination Product.

Protocol	Indication	Phase	No. Subjects Randomized	Control Arm
EGP-437-001	Anterior Uveitis	1/2	40	None
EGP-437-002	Dry Eye	2	105	Placebo
EGP-437-003	Dry Eye	3	198	Placebo
EGP-437-004	Anterior Uveitis	3	193	Standard of care
EGP-437-005	Cataract Surgery	2 POC	45	Placebo

Non-infectious Anterior Uveitis: Phase 1/2 Trial

Our first clinical trial initiated with the EGP-437 Combination Product was a Phase 1/2 trial for subjects with non-infectious anterior uveitis, which was defined as having anterior chamber cell (ACC) scores ≥ 1.5, i.e., cell counts ≥ 11 cells. Subjects who have anterior uveitis, exhibit a large number of white blood cells in the anterior chamber of the eye. The treatment objective is to eliminate the inflammation which can be visually confirmed when all white blood cells have been cleared from the anterior chamber. The degree of intraocular inflammation is based on a grading scheme or score that uses an ordinal scale ranging from 0 to 4, as set forth in the table below.

Grade (Score)	Cells
0	≤ 4
0.5	5 to 7
1.0	8 to 10
1.5	11 to 15
2.0	16 to 20
2.5	21 to 30
3.0	31 to 40
3.5	41 to 50
4.0	> 50

The primary objective of this exploratory study was to define a safe and effective dose of EGP-437 in subjects with non-infectious anterior segment uveitis. The secondary objective was to evaluate the systemic pharmacokinetic profile of EGP-437 (dexamethasone and dexamethasone phosphate) following ocular dosing.

This multi-site, randomized, double-masked, parallel group, dose comparison, exploratory study comprised five visits conducted over 28 days. The study population was comprised of 40 eyes of 40 subjects. Enrolled subjects were randomly assigned to receive one of four iontophoresis dose levels of EGP-437 for approximately 4 minutes with up to 10 subjects per treatment arm. Subjects received a single treatment only, at Day 0, subjects returned for examination on Days 1, 7, 14, and 28. Eligible subjects received one of the following four iontophoresis dose levels of EGP-437 (dexamethasone phosphate ophthalmic solution (40mg/mL)) for approximately 4 minutes:

•	Treatment Group A: 1.6 mA-min at 0.4 mA
•	Treatment Group B: 4.8 mA-min at 1.2 mA
•	Treatment Group C: 10.0 mA-min at 2.5 mA
•	Treatment Group D: 14.0 mA-min at 3.5 mA

Following the single treatment with the EGP-437 Combination Product, 48% of the subjects achieved an ACC score of 0 within two weeks. By Day 28, 60% of the subjects achieved an ACC score of zero and required no further treatment. At Day 14, in the lowest treatment group, the proportion of subjects with an ACC count of zero was 4/10 (40%) and for all treatment groups was 7/40 (18%). At Day 28, in the lowest treatment group, the proportion of subjects with an ACC count of zero was higher at 6/10 (60%) and for all treatment groups was 14/40 (35%). The highest proportion of subjects with an ACC score or ACC count of zero was in the 1.6 mA-min at 0.4 mA treatment group at both Days 14 and 28.

Characteristic	Statistic or Category	Treatment Group
		1.6 mA-min (N = 10)	4.8 mA-min (N = 10)	10.0 mA-min (N = 10)	14.0 mA-min (N = 10)	Total (N = 40)
ACC Score of Zero	Day 14	8 (80%)	6 (60%)	2 (20%)	3 (30%)	19 (48%)
	Day 28	8 (80%)	6 (60%)	5 (50%)	5 (50%)	24 (60%)
ACC Count of Zero	Day 14	4 (40%)	1 (10%)	1 (10%)	1 (10%)	7 (18%)
	Day 28	6 (60%)	2 (20%)	1 (10%)	5 (50%)	14 (35%)

The median time in days to an ACC score of zero ranged from a minimum of 11.5 days in the 1.6 mA-min dose group to a maximum of 31.0 days in the 14.0 mA-min dose group. The proportion of patients with an ACC score reduction of 0.5 or more on Day 28 was 80% (eight) in the 1.6 mA-min dose group and 60% (six) in the other three dose groups. The mean change in ACC score from baseline to Day 28 ranged from a maximum of -2.25 in the 1.6 mA-min dose group to a minimum of -2.00 in the 14.0 mA-min dose group. The relatively short mean times to reach an ACC score of zero in each dose group suggest that the treatment has a rapid onset of action.

The results from this trial appeared to demonstrate that the most effective EGP-437 dose level are in the 1.6 mA-min at 0.4 mA dose level. The level of association between the iontophoresis treatments and achieving an ACC Score of zero was assessed and the association was estimated to be statistically significant at a 5% level of significance (p-value = 0.032) on Day 14, suggesting that the treatment differences are larger than would be expected by chance alone. The probability-value or p-value is a number between 0.00 and 1.0, and is used to demonstrate the strength of a conclusion drawn from clinical trial data. Essentially the p-value measures consistency between the results actually obtained in the trial and the “pure chance” explanation for those results. A statement and corresponding p-value are considered of strong significance if the probability of the same reaction occurring randomly or by chance is less than 5%, corresponding to a p-value of p<0.05.

This trial showed low short-term systemic exposure to dexamethasone following ocular iontophoresis delivery of dexamethasone phosphate, and no corticosteroid mediated effects were observed.

While this dose-ranging study did not include positive or negative controls, the results demonstrated that a single treatment with the EGP-437 Combination Product: (1) lowered ACC scores in the majority of patients without requiring additional treatment and (2) produced low short-term systemic exposure to dexamethasone and dexamethasone phosphate.

Non-infectious Anterior Uveitis: Phase 3 Clinical Trial

Our previous Phase 1/2 non-infectious anterior uveitis clinical trial, and two dry eye clinical trials, showed that the EGP-437 dose selected for the Phase 3 non-infectious anterior uveitis trial was well tolerated and demonstrated positive activity. The Phase 3 non-infectious anterior uveitis clinical trial was conducted to assess safety and efficacy of the EGP-437 Combination Product and evaluate its non-inferiority status to a standard of care, PA. Communication received from the FDA, dated December 3, 2007, stated that the FDA recommends that PA, administered at least four times per day (q.i.d.), be the positive control agent for the treatment of anterior uveitis. Our trial utilized a more stringent regimen for the positive control of eight times per day in week one and six times per day in week two before going to four times per day in weeks three and four. Patients had to agree to comply with dosing regimen to be included in the trial.

The recently completed Phase 3 non-inferiority study in patients with non-infectious anterior uveitis, appeared to demonstrate that two iontophoretic treatments with our EGP-437 Combination Product achieved the same response rate as the positive control for the primary efficacy endpoint, a complete clearing of anterior chamber cells, by day 14. The control is the current standard of care, PA, which was administered multiple times daily as eye drops. Although we achieved the same response rate in our Phase 3 clinical trial, the dose of the EGP-437 Combination Product tested was just outside the pre-set non-inferiority margin for intent-to-treat and per protocol populations and did not achieve statistical significance in the intent-to-treat population as compared to the positive control based on the primary efficacy endpoint.

•	The EGP-437 Combination Product produced the same outcomes compared to PA while eliminating the need to apply up to 8 eye drops a day, for a total of 154 drops over a four week period — eight times per day for week one, six times per day for week two and four times per day for weeks three and four.
•	This was achieved with a lower incidence of increased IOP, which is characterized as an increase of six mm Hg or more from baseline; in the EGP-437 Combined Product group, 14 subjects had 17 occurrences while 24 subjects had 41 occurrences in the PA arm.

In this randomized, double-masked placebo-controlled non-inferiority study conducted at 45 clinical sites in the U.S., a total of 193 patients were randomly assigned into one of two treatment arms. One arm received two iontophoretic treatments of EGP-437, one at day 0 and one at day 7 along with placebo drops and the other arm received 154 treatments of PA over a 28 day period along with two placebo iontophoretic treatments. The primary efficacy endpoint is the proportion of patients with anterior chamber cell (ACC) count of zero on day 14, which is defined as a complete response.

The following results will be based on two different patient populations, the intent to treat, or ITT, and the per protocol, or PP:

•	ITT population (193 patients): all randomized patients who have been treated with at least one dose of study medication, have a valid baseline efficacy and at least one valid post-randomization efficacy measurement and all data associated with these subjects, until the visit following initiation of any rescue therapy; therefore, the number of subjects for this population dwindles over-time.
•	PP population (169 patients): all ITT patients for whom there exists a Day 14 value of ACC count (inclusive of zero anterior chamber cells) and without any significant protocol deviations. The protocol deviations are determined prior to unmasking the data so that we are unable to determine which arm the subject is in. Twenty-four subjects had significant protocol deviations occurring at or before Day 14: Fourteen in the EGP-437 Combination Product arm and ten in the PA arm. Ten of the fourteen subjects in the EGP-437 Combination Product arm and eight of the ten subjects in the PA arm were either rescued and/or did not receive a second iontophoresis treatment or full amount of study drug. In the EGP-437 Combination Product arm, one subject had non-ocular surgery, two subjects were unable to continue with follow-up visits and one subject withdrew consent. In the PA arm two subjects had their Day 14 visit 12 and 30 days outside of the visit window.

Regarding the primary efficacy endpoint for the ITT population, the EGP-437 Combination Product arm resulted in 32/96 complete responses; the PA arm yielded a similar result, 32/97 complete responses. While there is no difference in response rates, at the 95% confidence interval, the non-inferiority margin is -12.94%, which is just outside the pre-set non-inferiority margin of -10% (p-value = 0.06).

In the PP population, the EGP-437 Combination Product arm resulted in 31 complete responses out of 82 patients (37.8%) on day 14; and the PA arm also yielded 31 complete responses out of 87 patients (35.6%). At the 95% confidence interval, the non-inferiority margin is -12.37%, which is just outside the pre-set non-inferiority margin of -10% (p-value = 0.05).

In order to be randomized into the study, a subject required 11 cells or greater in the anterior chamber. In the EGP-437 Combination Product arm 52 of 96 subjects (54.2%) had a baseline ACC count greater than 25, versus the PA arm which had 40 of 97 subjects (41.2%). Given the imbalance in this uveitis severity at baseline, a post-hoc analysis was performed on subjects stratified by baseline ACC counts of 11 to 25 or greater than 25. In the more severe uveitis subgroup (ACC count of greater than 25), which may be more difficult to treat than the subgroup of ACC count 11 to 25, better efficacy was seen with EGP-437 Combination Product compared with the PA arm.

Population	EGP-437 Combination Product	PA
ITT	25%	20%
PP	27%	22%

Some secondary endpoints include the following:

1.	Time to ACC count of zero

In spite of the difference in baseline severity, both the EGP-437 Combination Product arm and the PA arms are consistent and clinically comparable in their efficacy as shown by time to achieving an ACC count of zero. From baseline to Day 28 both arms show a gradual increase in the probability of AC cell count of zero and by Day 28 the probability of reaching an ACC count of zero is approximately 45% for both the EGP-437 Combination Product arm and the PA arm. Statistical analysis was not performed.

2.	Proportion of subjects with ACC count of zero at Visits 2, 4, 5 (Days 7, 28, 56)

Of particular interest was the onset of apparent efficacy. This was assessed by the number of subjects with an ACC count of zero as early as Day 7, i.e. after just one iontophoresis. The EGP-437 Combination Product was found to be better than PA, especially at Day 7, where the percentage of subjects achieving ACC count of zero is compared: 16.9% and 14.1% at Day 7 in the ITT population in EGP-437 Combination Product and PA, respectively. The difference between the two arms was 2.72%. At the 95% confidence interval, the non-inferiority margin is -7.82%, which is better than the pre-set non-inferiority margin of -10%.

3.	Proportion of subjects with a reduction in ACC score from baseline of one or more units at all study visits

The Standardization of Uveitis Nomenclature (SUN) working group of 2004 agreed that although inactive disease (ACC count of zero) is the goal of therapy, for the short-term evaluation of new therapies a two-step increase or decrease in the level of inflammation may be a better criterion than one-step changes.

Consequently, an additional secondary analysis, the proportion of subjects with reduction in ACC count, represented here by reduction in cell “Score”, from baseline of one or more units, at study visits, was performed. In this analysis the two treatments arms appear similar, especially by Day 14. The difference between the two arms at Day 14 was -3.042%. At the 95% confidence interval, the non-inferiority margin is -13.97%, which is just outside the pre-set non-inferiority margin of -10%.

4.	Mean change from baseline in ACC score at all study visits 2 – 5

The mean changes from baseline scores for both study arms are identical through Day 28 (Day 7: -1.2, Day 14: -1.7 and Day 28: -1.9), and differ only slightly at Day 56 in favor of the EGP-437 Combination Product. (-2.2 in EGP-437 Combination Product arm; -2.0 in PA arm). Statistical analysis was not performed.

Phase 3 Safety Discussion

Our EGP-437 Combination Product appears to be clinically comparable to PA topical drops. With regard to elevated IOP, no subjects in the EGP-437 Combination Product treatment arm experienced any significant increase in IOP (greater than 20mmHg), whereas the PA treatment arm had one subject with a reported IOP increase of 27mmHg. With regard to IOP-related adverse events, one subject in the EGP-437 Combination Product treatment group reported an adverse event (seen approximately three weeks after rescue was initiated) and six subjects in the PA treatment arm reported adverse events related to IOP.

Phase 3 Clinical Trial Conclusion

Topical corticosteroid therapy administered as frequently as every hour with tapering over the treatment period has been the mainstay for uveitis treatment since the 1950s. In this unique Phase 3 randomized, double-masked, positive-controlled clinical trial in subjects with non-infectious anterior uveitis, two treatments with ocular iontophoretic delivery of EGP-437 appears to be clinically comparable to PA topical drops administered with a tapering schedule from eight drops per day to four drops per day over 28 days.

By days seven and fourteen, the proportion of subjects reaching ACC counts of zero was slightly greater in the EGP-437 Combination Product arm than the PA arm. This effect was more noticeable in the subgroup of subjects with a higher baseline ACC count; a higher proportion of subjects in the EGP-437 Combination Product arm reached an ACC count of zero by Days 7 and 14 in this sub-group of subjects. Safety findings were comparable for both study arms.

Dry Eye: Phase 2 Trial

105 subjects were randomized into this 3-armed, single-center, randomized, double-masked, placebo-controlled trial comprised seven visits conducted over three weeks. The objective of this trial was to assess the safety and efficacy of the EGP-437 Combination Product for the treatment of the signs and symptoms of dry eye. Two sets of iontophoresis conditions (7.5 mA-min at 2.5 mA and 10.5 mA-min at 3.5 mA) to create a low-dose and a high-dose group. The control group received ocular iontophoresis of 100 mM sodium citrate buffer (10.5 mA-min at 3.5 mA).

Treatment Group
7.5 mA-min at 2.5 mA	10.5 mA-min at 3.5 mA	Placebo	Total
41	38	26	105

The controlled adverse environmental (CAE) system was used to reproducibly exacerbate the signs and symptoms of dry eye disease. The CAE is a clinical model emulating some environmental conditions (low humidity, high temperature, visual tasking) that contribute to drying the ocular surface. The CAE system exacerbates the signs and symptoms of dry eye in a reproducible manner. The CAE model has been shown to correlate with accepted murine models of dry eye and has been used extensively in ophthalmic clinical trials. The main objective of the CAE system is for screening and eligibility purposes. A baseline reading of various signs and symptoms of the disease are taken prior and post to exacerbation by the CAE system. A week later this is repeated and the subjects that acted in a reproducible manner are enrolled into the study. This is important as dry eye is a syndrome that is caused by many different etiologies and one treatment may not be sufficient for all.

The trial was designed to evaluate effects among different clinical scenarios, including: treatment, the effects of treatment with the EGP-437 Combination Product following CAE-induced signs and symptoms; Prevention, the effects of treatment with the EGP-437 Combination Product prior to CAE exposure; Recovery, the effects of treatment with the EGP-437 Combination Product on recovery towards baseline at follow-up visits (24 hours and 7 days after CAE); and Environmental (periods of time not directly influenced by the CAE), the ability of the EGP-437 Combination Product to improve dry eye signs and symptoms over the entire 3-week study period.

The trial included seven visits over three weeks: subjects were exposed to the CAE for 90 minutes at three visits (visits 1, 3, and 5 — CAE visits), and the remaining visits (visits 2, 4, 6, 7) were conducted for follow-up.

At each trial visit (both pre- and post-CAE at Visits 1, 3 and 5), dry eye signs (corneal and conjunctival staining, conjunctival redness, tear film break-up time, or TFBUT, blink rate, ocular protection index (OPI), and corneal sensitivity) and symptoms (ocular discomfort before, during, and after the CAE exposure, several symptom questionnaires) were evaluated. Subjects also recorded morning, afternoon and evening dry eye symptoms in a diary on each day of the trial.

Signs

The low dose treatment group of the EGP-437 Combination Product when compared to placebo demonstrated on a statistically significant basis less lissamine green corneal staining pre- to post-CAE at visit 5 in the superior region (p = 0.039). Statistically significant improvements in TFBUT were also observed for the low dose treatment group of the EGP-437 Combination Product relative to placebo at visit 5 pre- and post-CAE (p = 0.034, 0.049, respectively) and at visit 7 (p = 0.042). Statistically significant improvements in OPI were also observed for the low dose treatment relative to placebo at visit 5 post-CAE (p = 0.048).

At visit 7, statistically significant differences between the low dose treatment and placebo groups were documented, including TFBUT (p = 0.042). When comparing endpoints across the entire trial’s duration (“environmental”), for example, the changes in fluorescein staining from visit 1 pre-CAE to visit 7 fluorescein staining, a statistically significant decrease in the inferior region was revealed for the low dose treatment group over placebo (p = 0.038). Fluorescein staining in the inferior region is recognized as an important sign of dry eye disease, because this area represents a region specifically vulnerable to exacerbation by stress conditions, including those presented in the CAE model.

Symptoms

The differences in the mean ocular discomfort scores (for low dose treatment group of the EGP-437 Combination Product versus placebo) at several discrete time points during the visit 5 CAE exposure were statistically significant. In order to determine if the subjects reporting lower ocular discomfort scores during the visit 5 CAE experienced improvements in any relevant dry eye signs, two sub-groups of subjects were evaluated: those demonstrating ocular discomfort scores of < 3 and those demonstrating ocular discomfort scores < 4 at all time points between 50 and 90 minutes during visit 5 CAE exposure. Interestingly, the visit 6 and 7 data for subjects in the sub-group scoring < 4 at all time points between 50 and 90 minutes during visit 5 CAE exposure demonstrated significantly longer mean TFBUTs for both active treatment groups compared to the placebo group. In addition, ocular discomfort at visits 4 and 6 was statistically significantly lower in the low dose treatment group versus placebo (p = 0.032 and p = 0.0032, respectively).

In this exploratory study, the EGP-437 Combination Product suggested potential improvements in a variety of signs and symptoms of dry eye relative to placebo. Some positive effects were observed within 24 hours of treatment and over the three-week study period, which suggest a rapid onset of action and the potential for long-term effectiveness. Since multiple statistically significant observations were made across a variety of visits and endpoints, it appears that the effects are treatment related (i.e., the probability of incorrectly identifying statistical significance via the α level of 0.05). Based on all endpoints analyzed, it appears that the lower dose is more beneficial than the higher dose.

Dry Eye: Phase 3 Trial

The Phase 3 trial design is similar to the Phase 2 trial design. However, the Phase 2 trial comprised seven visits conducted over three weeks while the Phase 3 trial comprised nine visits conducted over nine weeks. The Phase 3 trial was intended to confirm and extend the results from the Phase 2 trial. The Phase 3 trial was designed to assess the safety and efficacy of the EGP-437 Combination Product under conditions of 4.0 mA-min at 1.5 mA (low dose treatment group) and 6.5 mA-min at 2.5 mA (high dose treatment group) compared to Ocular Iontophoresis with placebo for the treatment of the signs and symptoms of dry eye. There were 198 subjects enrolled in the trial with 66 subjects assigned to the low dose treatment group, 66 subjects assigned to High Dose treatment group, and 66 subjects were assigned to the placebo group.

This was a multi-center, randomized, double masked, placebo-controlled study which comprised nine visits conducted over approximately nine weeks using the CAE chamber. The CAE chamber was used at Visit 1 (Day -7), Visit 2 (Day 0), and Visit 4 (Day +7) to reproducibly exacerbate dry eye signs and symptoms in a subject population selected for evidence of ongoing moderate to severe dry eye disease. Each subject received two sessions of iontophoresis (both eyes treated in each session): the first at 60 minutes after the CAE exposure at Visit 2, and the second at 60 minutes before the CAE exposure at Visit 4. Visits 3 and 5 took place 24 hours after Visits 2 and 4, respectively, as follow-up evaluations. Visits 7, 8, and 9, took place on days 21, 28, and 56, respectively, and served to evaluated duration of action and long-term safety. At all visits (both pre- and post-CAE at Visits 1, 2 and 4), dry eye signs (corneal and conjunctival staining, conjunctival redness, TFBUT, blink rate, ocular protection index (OPI), and corneal sensitivity) and symptoms (ocular discomfort before, during, and after the CAE exposure, several symptom questionnaires) were evaluated. Subjects also recorded morning, afternoon, and evening dry eye symptoms in a diary on each day of the study.

The study design allowed the effectiveness of the EGP-437 Combination Product to be assessed in different clinical scenarios: treatment, the effects of the EGP-437 Combination Product following the CAE-induced dry eye signs and symptoms; prevention, the effects of the EGP-437 Combination Product prior to the CAE-induced dry eye signs and symptoms; recovery, the effects of the EGP-437 Combination Product on the recovery towards baseline at 24 hours and 7 days post-CAE; and Environmental, the ability of the EGP-437 Combination Product to improve baseline dry eye signs and symptoms over the study period. Improvements in the EGP-437 Combination Product treatment groups relative to the placebo group at the 24-hour follow-up visits (Visits 3 and 5), or post-CAE at Visit 4, would be evidence of a rapid onset of action. Improvements relative to the placebo group pre-CAE at Visit 4 or at Visit 6 through Visit 9 would be interpreted as evidence of a long duration of action.

Signs

Although, statistical significance was not met for the primary endpoint for a sign, which was fluorescein staining of the inferior region of the cornea at V6 (day 14), statistical significance for the high dose treatment group relative to the placebo group was demonstrated at V3 and for change from baseline to V3 (p=0.0366 and p=0.0084 respectively). Fluorescein staining of the total cornea at V3 and for change in baseline to V3 was also statistically significant with p=0.05 for both. Other signs also showed statistical significance at various visits, including lissamine green staining, conjunctival redness and TFBUT.

Conjunctival Redness
Time Point	p-value
V3	0.0004
V3 Change from baseline	0.0038
V4: Post CAE	0.0077
V4: Change from pre CAE to post CAE	0.0080

Symptoms

Although the primary endpoint for symptom of ocular discomfort at Visit 5 (Day 8) compared to placebo was not statistically significant, the ocular discomfort score at V4 showing the change from 0 to 90 minutes while in the CAE was statistically significant for both the low and high treatment dose groups as compared to the placebo group (p=0.0003 and p=<0.0001 respectively). Also, the ocular surface disease index (OSDI) was statistically significant for the low dose treatment group as compared to placebo at V4 and V6 for change from baseline (p=0.0266 and p=0.0247 respectively). Other symptoms also showed statistical significance at various visits, including a 4 symptom questionnaire and the diary data assessing dryness.

Questionnaire: Burning
Time Point	p-value
V4 Change from baseline	0.0034
V7 Change from baseline	0.0130
V8 Change from baseline	0.0181

The improvements documented in dry eye signs and symptoms relative to the placebo group indicate that the treatments with the EGP-437 Combination Product had both a rapid onset of action and a long-term effectiveness.

Rapid Onset:  Statistically significant improvements for the following endpoints were noted at a 24-hour follow-up visit (Visit 3 or Visit 5), or post-CAE at Visit 4, and are interpreted as evidence for a rapid onset of action.

•	Fluorescein staining (inferior, superior, temporal, corneal sum, conjunctival sum)
•	Lissamine green staining (inferior, nasal, total sum)
•	Conjunctival redness

•	TFBUT
•	4-Symptom questionnaire (burning, dryness, grittiness)

Long-term Effectiveness:  The EGP-437 Combination Product treatment groups showed statistically significant improvements over the placebo group in the following endpoints pre-CAE at Visit 4, at Visits 6, 7, 8, or 9, or in the changes from Baseline to Visits 6, 7, 8, or 9, and are interpreted as evidence for a long duration of action.

•	Fluorescein staining (nasal conjunctival region)
•	Lissamine green staining (nasal, temporal conjunctival, corneal sum, conjunctival sum)
•	Conjunctival redness
•	4-Symptom questionnaire (burning, stinging)
•	OSDI Questionnaire
•	Diary data (dryness)

The 24-hr follow-up visits evaluate the effectiveness of the EGP-437 Combination Product in treatment mode (Visit 3) or in prevention mode (Visit 5). Improvements observed in dry eye signs (corneal staining, conjunctival staining and conjunctival redness) at Visits 3 and 5, and in the changes from Baseline to Visits 3 or 5, demonstrate that the two EGP-437 Combination Product treatments may aid healing in these regions.

The improvements in dry eye symptoms (burning, stinging, dryness) demonstrated at Visit 6, 7, 8, or 9, and in the changes from Baseline to Visits 6, 7, 8, or 9, demonstrate that the 2 EGP-437 Combination Product treatments have a long duration of action in relief of these symptoms.

Clinical Development Plan

Our main focus will be the completion of development of the EGP-437 Combination Product for the treatment of non-infectious anterior uveitis and all related tasks required to submit a NDA submission. We estimate that the time required will take approximately 24 months from first patient enrollment of the confirmatory pivotal trial. Prior to submitting the NDA, we must complete: (i) a confirmatory pivotal trial in non-infectious anterior uveitis patients and (ii) have safety data for a minimum of 300 subjects treated at the same or a higher dose than the one that will be sought for product labeling and followed for eight weeks. Thus far, we believe about 210 subjects qualify for the safety data requirement. We believe that the confirmatory trial will include more than the number of subjects required to fulfill this milestone. We estimate that this trial should take about 15 months to complete from the time that the first subject is enrolled. We anticipate fulfilling these two clinical requirements by the end of the third quarter of 2016.

In addition, prior to commercialization, two further clinical requirements must be completed. These are a corneal endothelial cell (CEC) count safety study on 100 eyes and collect safety data from an additional minimum 200 subjects for a total of 500 subjects treated at the dose or higher sought for product labeling which must be followed for eight weeks.

Our secondary objective with the EGP-437 Combination Product is to expand its utility beyond the treatment of non-infectious anterior uveitis. At least 150 disorders are known to be associated with intraocular inflammation and some of these will be considered for Phase 2 proof of concept trials. We will seek to prioritize based on certain criteria (e.g. medical need, suitability with our platform and market opportunity) which inflammatory indications to proceed with.

We have completed two trials (Phase 2 and Phase 3) for dry eye and have demonstrated significant improvements in a variety of signs and symptoms of dry eye relative to placebo. Dry eye is a syndrome with many different etiologies and with a pathology that is multifactorial making it difficult to enroll a homogenous group of patients for a trial, hence why we used the CAE system. We believe that dry eye fulfills our criteria and will be one of the indications on our priority list for further development. If we move forward with another trial for dry eye we will seek an alternative way to determine eligibility for enrollment, without the assistance of the CAE system.

We have completed a proof-of-concept study for the treatment of inflammation post cataract surgery. In this exploratory study we utilized the EGP-437 Combination Product in a prophylactic manner, by providing the treatment 1 day prior to the surgery. There is a large market opportunity in being able to eliminate the requirement of anti-inflammatory eye drops post-surgery for this elderly patient population. The decision was made for prophylactic treatment to avoid placing the device on an open wound post-surgery. Unfortunately, the surgical procedure eliminates or washes out any remaining drug product from the ocular tissue that becomes inflamed post-surgery. If we are able to determine a way of providing the treatment while keeping intact the economic proposition for us (i.e. reimbursement separate from the surgical procedure) then this indication will be considered for further development.

Easy-to-Use Ocular Delivery System

The EGP-437 Combination Product utilizes a proprietary transscleral iontophoresis delivery system, the EyeGate® II Delivery System, which was originally designed at the Bascom Palmer Eye Institute at the University of Miami. Through animal studies and eventually a proof-of-concept clinical study in humans the original prototype was optimized and ultimately became the Eyegate® II Delivery System. We hold worldwide commercialization rights to the EyeGate® II Delivery System. The system utilizes a low electrical current to deliver a specified amount of drug for each treatment. The system used in clinical trials consists of: a reusable battery-powered generator, a disposable applicator kit and a vial that contains the drug. Over 1,700 experimental treatments have been performed with the system with more than 1,000 of these experimental treatments delivering the EGP-437 Combination Product during the development program.

The EyeGate® II Delivery System consists of the following key components:

•	An applicator kit that includes:
º	An applicator used to deliver the drug product to the eye;
º	A syringe and adapter transfer system for transferring the drug product from a vial to the applicator; and
º	A return electrode to complete the continuous current circuit;
•	A vial containing the drug product; and
•	A generator that provides a constant current to the electrode of the applicator.

Applicator Kit

Ocular Applicator

The iontophoresis applicator is annular in shape, and designed to fit over the sclera of the eye, to allow direct delivery of drug to the eye. The inner diameter of the applicator is the same diameter as the average cornea to help facilitate the centering of the device on the eye.

The contact between the eye and the applicator consists of soft foam; this foam serves as the reservoir for the drug product to be delivered during treatment.

The applicator is provided as a sterile, single-use, disposable device.

EyeGate Generator

The EyeGate generator is a hand-held battery powered device designed to deliver a constant current to the applicator. The display shows real time delivery of the current, the amount of dose delivered, and the time remaining in the treatment.

Intellectual Property and Proprietary Rights

Overview

We are building an intellectual property portfolio for our EGP-437 Combination Product, as well as other devices and product candidates for treatment of ocular indications in the U.S. and abroad. We currently seek, and intend to continue to seek, patent protection in the U.S. and internationally for our product candidates, methods of use, and processes for manufacture, and for other technologies, where appropriate. Our current policy is to actively seek to protect our proprietary position by, among other things, filing patent applications in the U.S. and abroad relating to proprietary technologies that are important to the development of our business. We also rely on, and will continue to rely on, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for the technologies that we consider important to our business, our ability to defend our patents, and our ability to preserve the confidentiality of our trade secrets and operate our business without infringing the patents and proprietary rights of third parties.

Patent Portfolio

Our patent portfolio includes drug delivery device patents directed to the EyeGate® II Delivery System and other drug delivery devices, drug composition patent applications directed to EGP-437 and other product candidates, and patent applications directed to methods of treatment utilizing EGP-437, as well as the other product candidates. These patents and patent applications, if they were to issue, are expected to expire between 2018 and 2029.

We have been developing drugs and drug delivery systems for non-invasive treatment on the eye for several years. These delivery systems include various patented and patent pending iontophoretic drug delivery devices that have been individually designed to treat components of the eye, such as the cornea, sclera, and combinations thereof. These devices have been further improved to provide better patient comfort levels as well as treatment times. The ever growing delivery system patent portfolio consists of eight Patent families, which includes thirteen U.S. Patents, fifty-eight corresponding International Patents, three pending U.S. Patent Applications, and sixteen corresponding pending International Patent Applications. We hold one patent and seventy-one of our patents are held by our subsidiary, EyeGate Pharma S.A.S, a French corporation, or EyeGate S.A.S.

We have also developed patent pending drug compositions that work with our patented delivery systems and treatments utilizing these drug compositions and patent delivery systems. This includes two Patent families with one International Patent, three U.S. Patent Applications and six corresponding International Patent Applications.

License Agreements

Eyegate S.A.S., is party to a certain Amended and Restated License Agreement with the University of Miami and its School of Medicine, dated as of December 16, 2005. This license agreement grants us the right to use certain French, European, Canadian, Japanese, American, Mexican, Korean, Brazilian and Israeli patents in our EGP-437 Combination Product. Under this agreement, we are obligated to pay an annual license fee of $12,500, certain milestone payments pertaining to EGP-437 Combination Product development milestones, and following the commercialization of EGP-437 Combination Product, royalties based on percentages (in the low single digits) of the net sales of any products we sell that are subject to the license agreement, which would include our EGP-437 Combination Product relating to its incorporation of the EyeGate® II Delivery System. All annual license fee and milestone payments have been paid to date. The total amount of milestone payments paid to date under this license agreement is $30,000 and there are potential aggregate additional amounts of up to $150,000 due on certain milestones being met. On July 7, 2014, we entered into an amendment to such license agreement, whereby the parties agreed to eliminate the minimum royalty provisions and related obligations in exchange for the increase of certain future milestone payments as well as the issuance of 15,036 shares of our common stock to the licensor. This license agreement remains in effect until the later of twelve (12) years after the date of the first commercial sale of the applicable product or the date of the last to expire patent relating to the patent rights under the Agreement. Upon such expiration and assuming it was not terminated earlier in accordance with its terms, we retain a fully paid up and perpetual license to the product and certain intellectual property unless the license agreement. The license agreement also provides that it may be terminated by either party in the case of continued material breach or provision of false reports, by the licensor pertaining to certain bankruptcy or insolvency circumstances regarding our company or by us upon 90 days prior written notice.

EyeGate S.A.S. is also party to a certain perpetual Transaction Protocol agreement with Francine Behar-Cohen, dated as of July 23, 1999. This agreement acknowledges our right to use certain patents that Ms. Behar-Cohen had certain ownership rights with respect to and which are used in our EGP-437 Combination Product. The agreement also provides for us to pay her a fee based on a percentage (in the low single digits) of the pre-tax turnover generated from sales of our EGP-437 Combination Product relating to its incorporation of the EyeGate® II Delivery System. The fees due under the agreement are required to be paid until January 2018.

Confidential Information and Inventions Assignment Agreements

We currently require and will continue to require each of our employees and consultants to execute confidentiality agreements upon the commencement of such individual’s employment, consulting or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not disclosed to third parties except in specific circumstances.

In the case of employees, the agreements provide that all inventions resulting from such individual’s work performed for us, utilizing our property or relating to our business and conceived or completed by the individual during employment shall be our exclusive property to the extent permitted by applicable law. Our consulting agreements also provide for assignment to us of any intellectual property resulting from services performed by a consultant for us.

Sales and Marketing

In light of our stage of development, we have not yet established a commercial organization or distribution capabilities. We generally expect to retain commercial rights in the U.S. for our product candidates for which we may receive marketing approvals and which we believe that we can commercialize through a focused, specialty sales force. We expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize the EGP-437 Combination Product and any other products that we develop in markets outside the U.S.

We hold worldwide commercialization rights to EGP-437 and the EyeGate® II Delivery System. We believe that specialists in the U.S. who treat most of the non-infectious anterior uveitis patients are sufficiently concentrated that if our EGP-437 Combination Product receives marketing approval in the U.S. we could effectively promote the EGP-437 Combination Product to these specialists with a specialty sales and marketing group. Therefore, we may decide to build our own focused, specialty sales force in order to commercialize the EGP-437 Combination Product in the U.S.

We also plan to build key capabilities, such as marketing, market access, sales management and medical affairs, to implement marketing and medical strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with thought leaders in relevant fields of medicine.

Manufacturing

We do not have, and do not intend to establish an in-house manufacturing capability for our products and as a result we will depend heavily on third-party contract manufacturers to produce and package our products. We currently do not have any contractual relationships with third-party manufacturers. We intend to rely on third-party suppliers that we have used in the past for the manufacturing of various components that comprise our EGP-437 Combination Product that will be used in our confirmatory Phase 3 trial.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Our potential competitors include large pharmaceutical and biotechnology companies, and specialty pharmaceutical and generic drug companies. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of each of our product candidates, if approved for marketing, are likely to be its efficacy, safety, method of administration, convenience, price, the level of generic competition and the availability of coverage and adequate reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors’ establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third party payors seeking to encourage the use of generic products. Generic products currently being used for the indications that we may pursue, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products.

Our competitors in the treatment of non-infectious anterior uveitis include Durezol® (Novartis AG), Lotemax® (Valeant Pharmaceuticals International, Inc.), Pred Forte® (Allergan, Inc.) and prednisolone acetate ophthalmic suspension (1%) (Novartis AG).

Government Regulation

FDA Approval Process

In the U.S., pharmaceutical products are subject to extensive regulation by the FDA. The Food Drug and Cosmetic Act, or FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable FDA or other requirements may subject a company to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending applications, a clinical hold, warning letters, recall or seizure of products, partial or total suspension of production, withdrawal of the product from the market, injunctions, fines, civil penalties or criminal prosecution.

FDA approval is required before any new drug, can be marketed in the U.S. The process required by the FDA before a new drug product may be marketed in the U.S. generally involves:

•	completion of preclinical laboratory and animal testing and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulation;
•	submission to the FDA of an IND for human clinical testing which must become effective before human clinical trials may begin in the U.S.;
•	approval by an independent institutional review board, or IRB, at each site where a clinical trial will be performed before the trial may be initiated at that site;
•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed product candidate for each intended use;
•	satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA’s cGMP regulations;
•	submission to the FDA of a new drug application, or NDA, which must be accepted for filing by the FDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•	payment of user fees, if applicable; and
•	FDA review and approval of the NDA.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources. Pre-clinical tests include laboratory evaluation of product chemistry, formulation, manufacturing and control procedures and stability, as well as animal studies to assess the toxicity and other safety characteristics of the product. The results of preclinical tests, together with manufacturing information, analytical data and a proposed clinical trial protocol and other information, are submitted as part of an IND to the FDA. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the results of the clinical trials must be submitted at least annually. In addition, timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Sponsors of clinical trials generally must register and report, at the NIH-maintained website ClinicalTrials.gov, key parameters of certain clinical trials. For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap or be combined:

•	Phase 1: The product is initially introduced into healthy human patients and tested for safety, dose tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness.
•	Phase 2: The product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive clinical trials.
•	Phase 3: These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product appears to be effective and has an acceptable safety profile, trials are undertaken in large patient populations to further evaluate dosage, to obtain additional evidence of clinical efficacy and safety in an expanded patient population at multiple, geographically-dispersed clinical trial sites, to establish the overall risk-benefit relationship of the product and to provide adequate information for the labeling of the product.
•	Phase 4: In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the product’s safety and effectiveness after NDA approval. Such post-approval trials are typically referred to as Phase 4 studies.

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept a NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

Section 505(b)(2) New Drug Applications

According to section 505 of the FDCA, there are three types of new drug applications: (1) an application that contains full reports of investigations of safety and effectiveness (section 505(b)(1)); (2) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference from the entity that performed the studies (section 505(b)(2)); and (3) an application that contains information to show that the proposed product is identical in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved product (section 505(j)). We intend to submit a 505(b)(2) NDA for our EGP-437 Combination Product.

Section 505(b)(2) of the FDCA enables an applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its NDA. Using this approval pathway may allow us to rely in part on information in the public domain to support the safety and effectiveness of EGP-437. The FDA may also require sponsors to perform additional clinical trials, measurements, or other types of studies or assessments (e.g., bridging studies) to support any change from the previously approved product. The review process is lengthy and often difficult, and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue a complete response letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA or an approved letter following satisfactory completion of all aspects of the review process. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured.

To the extent that a Section 505(b)(2) NDA relies on clinical trials conducted for a previously approved drug product or the FDA’s prior findings of safety and effectiveness for a previously approved drug product, the 505(b)(2) applicant must submit patent certifications in its 505(b)(2) application with respect to any patents listed for the approved product on which the application relies in the FDA’s publication, Approved Drug Products with Therapeutic Equivalence Evaluations (commonly referred to as the Orange Book). Specifically, the applicant must certify for each listed patent that (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is not sought until after patent expiration; or (4) the listed patent is invalid, unenforceable or will not be infringed by the proposed new product. A certification that the new product will not infringe the previously approved product’s listed patent or that such patent is invalid or unenforceable is known as a Paragraph IV certification. If the applicant does not challenge one or more listed patents through a Paragraph IV certification, the FDA will not approve the Section 505(b)(2) NDA application until all the unchallenged listed patents claiming the referenced product have expired. Further, the FDA will also not accept or approve, as applicable, a Section 505(b)(2) NDA application until any non-patent exclusivity, such as exclusivity for obtaining approval of a New Chemical Entity, listed in the Orange Book for the referenced product, has expired.

If the 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the owner of the referenced NDA for the previously approved product and relevant patent holders within 20 days after the 505(b)(2) NDA has been accepted for submission by the FDA. The NDA and patent holders may then initiate a patent infringement suit against the 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement lawsuit within 45 days of receipt of the notification regarding a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA for 30 months, or until a court deems the patent unenforceable, invalid or not infringed, whichever is earlier. Moreover, in cases where a 505(b)(2) application containing a Paragraph IV certification is submitted during a previously approved drug’s five year exclusivity period, the 30-month period is automatically extended to prevent approval of the 505(b)(2) application until the date that is seven and one-half years after approval of the previously approved reference product. The court also has the ability to shorten or lengthen either the 30 month or the seven and one-half year period if either party is found not to be reasonably cooperating in expediting the litigation. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its product only to be subject to significant delay and patent litigation before its product may be commercialized. Alternatively, if the NDA applicant or relevant patent holder does not file a patent infringement lawsuit within the specified 45 day period, the 30 month stay will not prevent approval of the 505(b)(2) application.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), or if the FDA’s interpretation is successfully challenged in court, this could delay or even prevent the FDA from approving any Section 505(b)(2) NDAs that we submit.

In the NDA submissions for our product candidates, we intend to follow the development and approval pathway permitted under the FDCA that we believe will maximize the commercial opportunities for these product candidates.

Combination Product Regulations

Medical products containing a combination of new drugs, biological products, or medical devices may be regulated as “combination products” in the U.S. A combination product generally is defined as a product comprised of components from two or more regulatory categories, such as drug/device, device/biologic, or drug/biologic. Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic, or device. In order to facilitate premarket review of combination products, the FDA designates one of its centers to have primary jurisdiction for the premarket review and regulation of both components. We expect that the Center for Drug Evaluation and Research will have primary jurisdiction over out EGP-437 Combination Product. The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. We have had discussions with the FDA about the status of our EGP-437 Combination Product as a combination product and we have been told that the FDA considers our product a combination drug/device.

We will be subject to regulations governing medical devices separate from those governing drugs. After the FDA permits a device to enter commercial distribution, however, numerous regulatory requirements apply. These include:

•	product labeling regulations;
•	general prohibition against promoting products for unapproved or “off-label” uses;
•	corrections and removals (e.g., recalls);
•	establishment registration and device listing;
•	general prohibitions against the manufacture and distribution of adulterated and misbranded devices; and
•	the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Failure to comply with these regulatory requirements could result in civil fines, product seizures, injunctions, and/or criminal prosecution of responsible individuals and us.

Approval or Clearance of Medical Devices

Medical devices, such as our EyeGate® II Delivery System, may be evaluated either through the premarket approval, or PMA process, or the 510(k) clearance process, depending on the classification of the device. The regulatory classification for the Eyegate® II Delivery System is defined under Code of Federations Regulations 21, Part 890, section 5525 (21CFR 890.5525). The FDA has confirmed that the EyeGate® II Delivery System will be submitted under the 510(k) clearance process. The FDA has further clarified the Code to state that an iontophoresis device intended for use with a specific drug that has been approved for delivery by iontophoresis is a class II device. The Eyegate® II Delivery System will be indicated for use with a specific drug (EGP-437) that will be approved through the NDA process and therefore classified as a class II device. Gathering clinical evidence for devices is subject to FDA’s good clinical practice regulations, including requirements for IRB approval and informed consent. Significant risk devices require an approved investigational device exemption application before studies may begin. PMA approval typically requires, among other things, the submission of valid scientific evidence in the form of preclinical and clinical data, and a pre-approval inspection to determine if the manufacturing facility complies with cGMP practices under the quality system regulation that governs the design and all elements of the manufacture of devices. For clearance, a 510(k) must demonstrate substantial equivalence, i.e., must show that the device is as safe and effective as an already legally marketed device, also known as a predicate device. The evaluation of the newer device must not raise different questions of safety and effectiveness than that of the predicate device. 510(k)s normally do not, but sometimes do, require clinical data for clearance.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to product/device listing, recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and generally require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. While physicians may prescribe for off label uses, manufacturers may only promote for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability, both at the federal and state levels.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Manufacturing Requirements

We and our third party manufacturers must comply with applicable FDA regulations relating to FDA’s cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, extensive records and reports, and returned or salvaged products. The manufacturing facilities for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and our third party manufacturers and certain key component suppliers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including untitled letters, warning letters, determinations of product adulteration, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Such perceived problems concerning safety or efficacy may arise in the context of clinical studies continued as a result of our post-marketing obligations, reports we or FDA receive from patients and healthcare providers, or literature published by third parties regarding our products or similar products.

Third Party Payor Coverage and Reimbursement

Reimbursement is expected to use standard approaches for Ophthalmology with EGP-437 reimbursed as a physician-administered drug using a drug code (J-code) and the procedure reimbursed via a CPT code in addition to the standard reimbursement for office visits. The commercial success of our EGP-437 Combination Product and, if and when commercialized, our other product candidates will depend, in part, upon the availability of coverage and reimbursement from third party payors at the federal, state and private levels, including U.S. Government payor programs, such as Medicare and Medicaid, private health care insurance companies and managed care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or drug treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our products profitably. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on healthcare reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems.

We expect that the pharmaceutical industry will continue to experience pricing pressures due to these initiatives and the trend toward managed healthcare and the increasing influence of managed care organizations. Our results of operations could be adversely affected by current and future healthcare reforms.

Some third party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers that use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our EGP-437 Combination Product and operate profitably.

Other Regulatory Requirements

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the applicable regulatory agency will have broad regulatory and enforcement powers, including, among other things, the ability to levy fines and civil penalties,. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, operating results and financial condition.

Employees

As of November 18, 2014, we had 4 full time employees.

Facilities

We currently have no facilities other than our principal executive office located at 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452, and conduct our operations using third-party manufacturing facilities and trial sites.

Legal Proceedings

While we are not currently a party to any legal proceedings, from time to time we may be a party to a variety of legal proceedings that arise in the normal course of our business.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of November 18, 2014, are set forth below:

Name	Age	Position	Served as Officer or Director Since
Executive Officers
Stephen From	51	President and Chief Executive Officer	October 2005
Michael Manzo	55	Vice President of Engineering	October 2006
Directors
Paul Chaney	56	Chairman	September 2007
Morton Goldberg(2)	77	Director	October 2008
Praveen Tyle(1)(2)	54	Director	June 2008
Thomas Balland(3)	37	Director	September 2012
Thomas E. Hancock(1)(3)	50	Director	January 2007
Bernard Malfroy-Camine(1)(2)	62	Director	July 2012
Mounia Chaoui(3)	43	Director	October 2013
Stephen From	51	Director	October 2005

(1)	Member of Compensation Committee.
(2)	Member of Nominating and Corporate Governance Committee, or Governance Committee.
(3)	Member of Audit Committee.

Executive Officers

Stephen From, President and Chief Executive Officer, has served as our President, Chief Executive Officer, and director since October 2005. Mr. From was formerly the Chief Financial Officer at Centelion SAS, an independent biotechnology subsidiary of Sanofi-Aventis. Prior to this, Mr. From spent several years as an investment banker specializing in the biotechnology and medical device sectors. He served as Director in the Global Healthcare Corporate and Investment Banking Group and Head of European Life Sciences for Bank of America Securities. Mr. From holds a BSc from the University of Western Ontario, an accounting diploma from Wilfred Laurier University and has qualified as a Chartered Accountant in Ontario, Canada.

We believe Mr. From’s qualifications to sit on our board of directors include his executive leadership experience, financial expertise and the knowledge and understanding he has gained from serving as our President and Chief Executive Officer since 2005.

Michael Manzo, Vice President of Engineering, has been with us since October 2006 and has served as Vice President of Engineering for the last seven years. Mr. Manzo has over 30 years of experience in product development and manufacturing in the medical device industry. Prior to working at Eyegate, Mr. Manzo held positions of President and Chief Operating Officer (2002 – 2006) at Jenline Industries, Ltd., which is now part of Helix Medical, LLC. He has been part of multiple start-up companies over the years, ranging in medical specialties from cardiology, radiology, urology and laproscopic surgery. Mr. Manzo holds a Masters in Business Administration Degree from Suffolk University and a Bachelor of Science Degree in engineering from University of Massachusetts, Lowell.

Non-Employee Directors

Paul Chaney, Chairman of the Board, has served as a director since September 2007. He is co-founder, President & CEO of PanOptica, Inc, a private venture-backed biopharmaceutical company that licenses and develops drugs for the treatment of important ophthalmic conditions, and has held such positions since March 2009. Prior to founding PanOptica, Paul was Executive Vice President and President of Eyetech Pharmaceuticals Inc. or Eyetech. Prior to being acquired by OSI Pharmaceuticals Inc., Paul served as Eyetech’s Chief Operating Officer, where he was responsible for the launch of Macugen, the first anti-VEGF treatment for neovascular age-related macular degeneration (wet-AMD), and was part of the executive team which led Eyetech’s initial public offering in 2004. Paul has over 30 years of experience in the biopharmaceutical and ophthalmic medical device industry, including a variety of senior management positions at Pharmacia Corporation. He began his career as a sales representative for The Upjohn Company in 1980. Paul earned a double BA in English and Biological Sciences from the University of Delaware.

We believe Mr. Chaney’s qualifications to sit on our board of directors include his executive leadership experience, including 19 years leading major ophthalmology businesses both in the U.S. and globally for both a large public pharmaceutical company and privately held start-ups. Mr. Chaney’s responsibilities have spanned commercial operations, manufacturing, regulatory, business development, non-clinical and clinical development functions. He was responsible for building and leading the commercial organizations responsible for the launches of major glaucoma and retina therapeutics, and commercializing the ophthalmic device business for Pharmacia Corporation.

Morton F. Goldberg, MD, Director, has served as a director since June 2008. Since 2003 he has served as the Joseph E. Green Professor of Ophthalmology at the Wilmer Eye Institute, Johns Hopkins University School of Medicine, to which position he was appointed to in 2003. From 1989 to 2003 he served as the Director and William Holland Wilmer Professor of Ophthalmology at the Wilmer Eye Institute. Prior to this, he was a Professor and Chairman of the Department of Ophthalmology at the University of Illinois College of medicine in Chicago for nearly 20 years. Dr. Goldberg trained at Johns Hopkins as a resident and chief resident, and holds a joint appointment at the Johns Hopkins Applied Physics Laboratory. He is also a past President of the Association for Research in Vision and Ophthalmology, the Macula Society, and the Association of University Professors of Ophthalmology. Dr. Goldberg received his undergraduate degree with honors from Harvard College and his MD with honors from Harvard Medical School.

We believe Dr. Goldberg’s qualifications to sit on our board of directors include his extensive expertise in eye care. He is a board certified in ophthalmology and highly experienced in both research and clinical ophthalmology. He has served as academic department chairman for almost 40 years, and also served as Chief Editor of the Archives of Ophthalmology, an important scientific and clinical journal. He has recently completed 50 years of personal eye research as well as personal care of innumerable eye patients having diseases amenable to treatment by iontophoresis.

Praveen Tyle, PhD, Director, has served as a director since June 2008. He is currently President, Chief Executive Officer and Member of the Board of Directors of Osmotica Pharmaceutical Corp., which positions he has held since January 2013. He is also a member of the board of Orient EuroPharma Co., Ltd. of Taiwan. Dr. Tyle has nearly 30 years of experience in the pharmaceutical industry with the majority of his tenure in senior executive leadership positions in areas of research and development, manufacturing, quality, business development and operations. He previously served as global Executive Vice President and Chief Scientific Officer and Managing Director of Osmotica Pharmaceutical Corp.’s Marietta, Georgia site, from August 2012 to December 2012. Prior to joining of Osmotica Pharmaceutical Corp. Dr. Tyle served as Executive Vice President (from January 2012 to August 2012) and Chief Scientific Officer (from October 2011 to August 2012) for the United States Pharmacopeia, or USP. Prior to joining USP, Dr. Tyle from 2008 to 2011, served as the Senior Vice President and Global Head of Business Development and Licensing at Novartis Consumer Health from March 2009 to September 2011. At Novartis Consumer Health, Dr. Tyle also served as Senior Vice President & Global Head of Research and Development from March 2009 to February 2010. Dr. Tyle holds a doctorate in pharmaceutics and pharmaceutical chemistry from the Ohio State University and a BS in Pharmacy (honors) from the Institute of Technology, Banaras Hindu University in India.

We believe Dr. Tyle’s qualifications to sit on our board of directors include his executive research and development leadership experience and significant mergers and acquisitions and business development and licensing experience.

Thomas Balland, Director, has served as a director since September 2012. He is a Managing Director at IPSA, a venture capital firm, where he has been since 2002. He has over 10 years of venture capital investment experience. In addition to the company, Mr. Balland has invested in and serves on the boards of several biotech and medtech companies including CMC Biologics, Immutep S.A., SpineVision SA and SpineGuard S.A. He was also on the boards of several companies that were acquired by larger entities in the life sciences industry, including Technolas Perfect Vision GmbH. Prior to joining IPSA in 2002 Mr. Balland held various positions with firms such as Mars, Inc. and Up&Up. He has degrees in engineering and finance from INSA Lyon and ESCP-EAP respectively.

We believe Mr. Balland’s qualifications to sit on our board of directors include his executive leadership experience and his business development, strategic planning and mergers and acquisitions experience with biotech and medtech companies.

Thomas E. Hancock, Director, has served as a director since January 2007. He has over fourteen years of experience in the biopharmaceutical industry and equity capital markets. Since September, 2004, he has been the a Principal of Nexus Medical Partners, where he has been responsible for several investments, including A&G Pharmaceuticals Inc., Magellan Biosciences, Inc., and Panacos Pharmaceuticals, Inc. and a principal of Nexus Investment Company, a FINRA member. Prior to joining Nexus Medical Partners, Thomas was a Senior Equity Analyst and Managing Director at US Bancorp Piper Jaffray, covering both the biopharmaceutical and drug discovery tools markets. He has also held numerous positions at Genentech, Inc. and COR Therapeutics, Inc. Mr. Hancock has a BS in Molecular Biology and a MBA from UC Berkeley.

We believe Mr. Hancock’s qualifications to sit on our board of directors include his many years of biotech, investment banking and venture capital experience.

Bernard Malfroy-Camine, PhD, Director, has served as a director since July 2012. He is a scientist-turned-entrepreneur with nearly 30 years of experience in biotechnology and drug discovery. Since May 2013, he has been President and CEO of ViThera Pharmaceuticals, Inc. He has also served as Director, Business Development US Operations at Voisin Consulting, Inc. (also known as Voisin Consulting Life Sciences) since September 2012. Since October 2008, Dr. Malfroy-Camine has also been Founder, President and CEO of MindSet Rx, Inc., a virtual company which is a continuation of Eukarion, Inc., a Biotech company he had founded in 1991, and of which he was President and CEO. Dr. Malfroy-Camine has over 80 scientific publications and holds approximately 20 patents. He has a Master’s degree in Mathematics and Physics from Ecole Polytechnique (Paris) and a Ph.D. in Neurobiology from University Paris VI.

We believe Dr. Malfroy-Camine’s qualifications to sit on our board of directors include his executive leadership experience and his extensive experience in entrepreneurship, drug discovery and drug development.

Mounia Chaoui, Director, has served as a director since October 2013. Since May 2013, she has been a general partner at Turenne Capital, a healthcare growth and venture capital company. She has also served, since January 2013, as CEO of Finbiomed sarl, a financial consulting company. Prior to 2013, Ms. Chaoui served as Chief Executive Officer and Managing Partner at Inserm Transfert Initiative, a seed capital fund, from January 2012 to December 2012, and as principal, then general partner, of Ventech Venture Capital, from July 2001 to January 2012. She brings investor experience in life sciences and expertise in building international syndications. Ms. Chaoui has sat or is still sitting on the boards of BioVex Group, Inc., Cellerix, S.A., Covagen AG, Funxional Therapeutics Ltd., Inserm Transfert Initiative, Groupe Sebbin SAS, Scynexis, Inc., TiGenix NV and Xytis Pharmaceuticals Ltd. Ms. Chaoui graduated as an engineer from École Centrale de Paris and holds a Ph.D. in Molecular Biophysics.

We believe Ms. Chaoui’s qualifications to sit on our board of directors include her executive leadership and 16 years of experience in fund raising, business, financial, clinical and technology development of biotechnology and medtechnology companies.

Board of Directors

In addition to the rights of our board of directors to elect directors under certain circumstances in accordance with our by-laws, members of our board of directors are elected at our annual meeting of stockholders

Independent Directors

Our board of directors is currently composed of eight members. Immediately after this offering, we will confirm that seven qualify as independent directors in accordance with the published listing requirements of NASDAQ. The independent members of our board of directors also will hold separate regularly scheduled executive session meetings at which only independent directors are present.

Classified Board

Immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Paul Chaney and Bernard Malfroy-Camine, and their terms will expire at the annual meeting of stockholders to be held in 2015;
•	The Class II directors will be Thomas E. Hancock, Praveen Tyle and Morton F. Goldberg, and their terms will expire at the annual meeting of stockholders to be held in 2016; and
•	The Class III directors will be Stephen From, Thomas Balland and Mounia Chaoui, and their terms will expire at the annual meeting of stockholders to be held in 2017.

The authorized number of directors may be changed only by resolution of the board of directors. This classification of the board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control or management.

Board Leadership Structure

Our board of directors is currently led by its chairman, Paul Chaney. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of chief executive officer and chairman of the board in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the chairman of the board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating/corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices, and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Corporate Governance

We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of The NASDAQ Capital Market. After this offering, our board of directors will continue to evaluate our corporate governance principles and policies.

Immediately after this offering, our board of directors will adopt a code of business conduct that applies to each of our directors, officers and employees. The code will address various topics, including:

•	compliance with applicable laws, rules and regulations;
•	conflicts of interest;
•	public disclosure of information;
•	insider trading;
•	corporate opportunities;
•	competition and fair dealing;
•	gifts;
•	discrimination, harassment and retaliation;
•	health and safety;
•	record-keeping;
•	confidentiality;
•	protection and proper use of company assets;
•	payments to government personnel; and
•	reporting illegal and unethical behavior.

The code of business conduct will be posted on our website. Any waiver of the code of business conduct for an executive officer or director may be granted only by our board of directors or a committee thereof and must be timely disclosed as required by applicable law. The code of business conduct will implement whistleblower procedures that establish format protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Board Committees

Our board of directors has established an audit committee, a compensation committee and governance committee, each of which will operate, immediately following the closing of this offering, under a charter that has been approved by our board. The composition of each committee will be effective immediately following the closing of this offering. Prior to the completion of this offering, the directors serving as members of these committees will meet the criteria for independence under, and the functioning of these committees will comply with, the applicable requirements of the Sarbanes-Oxley Act, the current rules of The NASDAQ Capital Market and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. Each committee has the composition and responsibilities described below.

Audit Committee

Our board of directors has established an audit committee, which, as of the date of this prospectus, will be comprised of Thomas E. Hancock, Thomas Balland and Mounia Chaoui, each of whom is a non-employee member of the board of directors. Thomas E. Hancock will serve as the chair of the audit committee. The audit committee’s main function will be to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. Pursuant to the audit committee charter, the functions of the committee will include, among other things:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;
•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;
•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;
•	monitoring our internal control over financial reporting and our disclosure controls and procedures;
•	meeting independently with our registered public accounting firm and management;
•	preparing the audit committee report required by SEC rules;
•	reviewing and approving or ratifying any related person transactions; and
•	overseeing our risk assessment and risk management policies.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Capital Market. Our board of directors has determined that Thomas E. Hancock is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations.

Compensation Committee

Our board of directors has established a compensation committee, which, as of the date of this prospectus, will be comprised of Thomas E. Hancock, Praveen Tyle and Bernard Malfroy-Camine. Praveen Tyle will serve as the chair of the compensation committee. Our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees. Pursuant to the compensation committee charter, the functions of this committee will include:

•	evaluating the performance of our chief executive officer and determining the chief executive officer’s salary and contingent compensation based on his or her performance and other relevant criteria;
•	identifying the corporate and individual objectives governing the chief executive officer’s compensation;
•	in consultation with the chief executive officer, determining the compensation of our other officers;
•	making recommendations to our board with respect to director compensation;
•	reviewing and approving the terms of material agreements with our executive officers;
•	overseeing and administering our equity incentive plans and employee benefit plans;
•	reviewing and approving policies and procedures relating to the perquisites and expense accounts of our executive officers;
•	if and as applicable, furnishing the annual compensation committee report required by SEC rules; and
•	conducting a review of executive officer succession planning, as necessary, reporting its findings and recommendations to our board of directors, and working with the Board in evaluating potential successors to executive officer positions.

Our board of directors has determined that each of the members of the Compensation Committee is independent under the applicable rules and regulations of The NASDAQ Capital Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the United States Internal Revenue Code of 1986, as amended, or Section 162(m).

Governance Committee

Our board of directors has established, effective as of the closing of this offering, a governance committee, which will be comprised of Bernard Malfroy-Camine, Morton F. Goldberg and Praveen Tyle. Bernard Malfroy-Camine will serve as the chair of the governance committee. Pursuant to the governance committee charter, the functions of this committee will include, among other things:

•	identifying, evaluating, and making recommendations to our board of directors and our stockholders concerning nominees for election to our board, to each of the board’s committees and as committee chairs;
•	annually reviewing the performance and effectiveness of our board and developing and overseeing a performance evaluation process;
•	annually evaluating the performance of management, the board and each board committee against their duties and responsibilities relating to corporate governance;
•	annually evaluating adequacy of our corporate governance structure, policies, and procedures; and
•	providing reports to our board regarding the committee’s nominations for election to the board and its committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on Liability and Indemnification Matters

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Non-Employee Director Compensation

Prior to this offering, we generally have not provided any cash compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. We do not have an established policy with regard to equity-based compensation of members of our board of directors.

Upon the closing of this offering, each of our non-employee directors will be granted an option to purchase shares of our common stock with an exercise price per share equal to the initial public offering price listed on the cover of this prospectus. Each of these options will vest in three equal annual installments following the date of the grant, and each shall provide for full acceleration in the event of a change of control.

Following the closing of this offering, each member of our board of directors who is not our employee will thereafter be entitled to receive the following cash compensation for board services, as applicable:

•	$35,000 per year for service as a board of directors member;
•	$62,500 per year for service as chairman of the board of directors;
•	$15,000 per year for service as chairman of the Audit Committee;
•	$10,000 per year for service as chairman of the Compensation Committee;
•	$7,000 per year for service as chairman of the Governance Committee;
•	$7,500 per year for service as non-chairman member of the Audit Committee;
•	$5,000 per year for service as non-chairman member of the Compensation Committee; and

•	$3,500 per year for service as non-chairman member of the Governance Committee.

Each non-employee member of our board of directors that is initially elected to the our board of directors following the closing of this offering will receive an automatic grant of non-statutory stock options under our 2014 Equity Incentive Plan. Such option will be granted following his or her initial election to the board of directors and will be a non-statutory stock option to purchase shares of common stock with an exercise price equal to the fair market value of our common stock on the grant date. These initial option grants will vest ratably in annual installments over 3 years of service following the date of grant. For purposes of our automatic director grant program, a non-employee director is a director who is not employed by us and who does not receive compensation from us (excluding the non-employee director compensation described above) or have a business relationship with us that would require disclosure under certain Securities and Exchange Commission rules.

In addition, on the date of each annual meeting of our stockholders, each non-employee director will be granted a non-statutory stock option to purchase shares of our common stock with an exercise price equal to the fair market value of our common stock on the grant date. A non-employee director who receives an initial award will not receive the additional annual award in the same calendar year. Automatic annual grants vest in full on the one-year anniversary of the grant date.

All options granted to the non-employee directors as described above will have a maximum term of ten years.

We will also reimburse our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

EXECUTIVE COMPENSATION

This section discusses the material components of the compensation paid to certain of our executive officers, which we refer to as our named executive officers. For our fiscal years ended December 31, 2012 and December 31, 2013, our named executive officers and their positions were:

•	Stephen From, President and Chief Executive Officer
•	Michael Manzo, Vice President of Engineering

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers during our fiscal years ended December 31, 2012 and December 31, 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Option Awards(1) ($)	Total ($)
Stephen From, President and Chief Executive Officer	2013	275,078	8,360	0	283,438
	2012	275,078	68,750	2,367	350,908
Michael Manzo, Vice President of Engineering	2013	175,049	0	0	175,049
	2012	175,049	17,505	2,367	199,634

1.	The amounts in this column represent the aggregate grant date fair value of option awards or stock awards granted to the officer in the applicable fiscal year, computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. In accordance with SEC rules, the grant date fair value of an award subject to performance conditions is based on the probable outcome of the conditions.
2.	The amounts in this column represent discretionary bonus payments granted by the board in the applicable fiscal year.

Narrative Disclosure to Compensation Tables

Employment Agreements

We have an amended and restated employment agreement with our President and Chief Executive Officer, Stephen From, effective as of April 28, 2006 through the closing of this offering. Pursuant to this agreement, Mr. From currently receives an annual base salary of $275,078 and he is entitled to receive a bonus of up to 50% of his annual base salary for the applicable fiscal year, and which was $8,360 and $68,750 for the years ended December 31, 2013 and 2012, respectively.

In July 2014, our board of directors approved a second amended and restated employment agreement with Mr. From, that will become effective on the closing of this offering. Pursuant to this agreement, Mr. From will receive an annual base salary of $400,000 and will be entitled to receive a bonus of up to 50% of his annual base salary for the applicable fiscal year. This agreement supersedes in its entirety any prior employment agreements we had with Mr. From.

We have an offer letter with our Vice President of Engineering, Michael Manzo, effective as of August 24, 2006 through the closing of this offering. Pursuant to this agreement, Mr. Manzo currently receives an annual base salary of $175,049 and he is entitled to receive a bonus of up to 15% of his annual base salary for the applicable fiscal year, and which was $17,505 for the year ended December 31, 2012.

In July 2014, our board of directors approved an amended and restated offer letter with Mr. Manzo, that will become effective on the closing of this offering. Pursuant to this letter, Mr. Manzo will receive an annual base salary of $250,000 and will be entitled to receive a bonus of up to 30% of his annual base salary for the applicable fiscal year. This agreement supersedes in its entirety any prior offer letters we had with Mr. Manzo.

Each of our named executive officers is eligible to receive certain benefits in the event of a change in control or if his employment is terminated under certain circumstances, as described under “Potential Payments Upon Termination or Change in Control” below.

Equity Compensation

We grant stock options and restricted shares to our named executive officers as the long-term incentive component of our compensation program. Stock options allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for United States federal income tax purposes. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms. Generally, one third of the equity awards we grant vest on the first year anniversary, with the remainder vesting in equal monthly installments over 24 months, subject to the employee’s continued employment with us on the vesting date and our board of directors has discretion to provide that granted options will vest on an accelerated basis if a change of control of our company occurs, either at the time such award is granted or afterward.

Potential Payments Upon Termination or Change in Control

Stephen From

Pursuant to his employment agreement, if we terminate the employment of Stephen From without Cause or if he resigns for Good Reason, then he will be eligible to receive:

•	continued payment of base salary for 1 year;
•	a lump-sum cash payment equal to his target bonus payment for the year in which the termination occurs;
•	reimbursement of up to $30,000 in relocation expenses; and
•	payment by us of the monthly premiums under COBRA for such executive and his eligible dependents for up to 1 year following the termination.

“Cause” means the officer’s unlawful or dishonest conduct, or a breach of any of his obligations made under his employment agreement, including, but to limited to, the confidentiality provisions.

“Good Reason” means a resignation after one of the following conditions has come into existence without the officer’s consent: i) a material reduction in duties, authority or responsibility; ii) a material reduction in annual base salary; iii) a relocation of principal place of employment that increases his one-way commute by more than 50 miles; or iv) a material breach by us of his employment agreement.

Upon a Change in Control, all outstanding unvested options held by Mr. From accelerate and vest in full.

Michael Manzo

Pursuant to his offer letter, if we terminate the employment of Michael Manzo without Cause or if he resigns for Good Reason, then he will be eligible to receive continued payment of base salary for 6 months.

“Cause” means the officer’s unlawful or dishonest conduct, or a breach of any of his obligations made under his offer letter, including, but to limited to, the restrictive covenants and agreements.

“Good Reason” means a resignation after one of the following conditions has come into existence without the officer’s consent: i) a material reduction in duties, authority or responsibility; ii) a material reduction in annual base salary; iii) a relocation of principal place of employment that increases his one-way commute by more than 50 miles; or iv) a material breach by us of his offer letter.

Upon a Change in Control, all outstanding unvested options held by Mr. Manzo accelerate and vest in full.

Director Compensation

During our fiscal year ended December 31, 2013, we did not pay any cash fees, make any non-equity awards, pay any other non-equity compensation, or grant any option awards to the non-employee members of our board directors. Stephen From, our President and CEO, receives no compensation for his service as a director.

Employee Benefits and Perquisites

Our named executive officers will be eligible to participate in our health and welfare plans to the same extent as all full-time employees. We do not provide our named executive officers with perquisites or other personal benefits other than reimbursement of their healthcare premiums (prior to our offering health plans), as described in the Summary Compensation Table.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table shows certain information regarding outstanding equity awards held by our named executive officers as of December 31, 2013.

Generally, one-third of the options granted to our named executive officers vest on the one year anniversary of grant, with the remaining options vesting monthly for two years thereafter, subject to our repurchase right in the event that the executive’s service terminates before vesting in such shares. For information regarding the vesting acceleration provisions applicable to the options held by our named executive officers, please see “Potential Payments Upon Termination or Change in Control” above.

Option Awards

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Vested	Number of Securities Underlying Unexercised Options (#) Unvested		Option Exercise Price ($)	Option Expiration Date
Stephen From	25-Jul-06	52,990	0		0.65	25-Jul-16
	10-Jan-07	22,803	0		0.65	10-Jan-17
	15-Apr-08	27,803	0		0.65	15-Apr-18
	23-Jan-09	2,157	0		0.65	23-Jan-19
	23-Jan-09	278	0		0.65	23-Jan-19
	29-Jan-10	54,009	0		0.65	29-Jan-20
	25-Jun-10	34,672	0		0.65	25-Jun-20
	14-Jan-11	4,554	0		0.65	14-Jan-21
	14-Jan-11	47,439	0		0.65	14-Jan-21
	23-Dec-12	3,643	7,286	(1)	0.65	23-Dec-22
Michael Manzo	16-Oct-06	7,286	0		0.65	16-Oct-16
	16-May-07	7,286	0		0.65	16-May-17
	15-Apr-08	3,436	0		0.65	15-Apr-18
	23-Jan-09	268	0		0.65	23-Jan-19
	23-Jan-09	1,366	0		0.65	23-Jan-19
	29-Jan-10	6,885	0		0.65	29-Jan-20
	25-Jun-10	4,567	0		0.65	25-Jun-20
	14-Jan-11	1,366	0		0.65	14-Jan-21
	14-Jan-11	6,400	0		0.65	14-Jan-21
	23-Dec-12	3,643	7,286	(1)	0.65	23-Dec-22

(1)	One-third of these options vest on the one year anniversary of the grant, with the remainder vesting in equal monthly installments over two years.

Equity Plans

2005 Equity Incentive Plan

Our board of directors adopted our 2005 Equity Incentive Plan, or the 2005 Plan, on October 25, 2005, and it has been amended six times to increase the number of shares of common stock available for issuance thereunder.

Share Reserve.  891,222 options to purchase shares of our common stock are reserved for issuance under our 2005 Plan, and 54,296 shares of our common stock remain available for issuance under our 2005 Plan. In general, if awards under the 2005 Plan are forfeited, cancelled, terminate, or expire or lapse without the issuance of shares, then such shares will again become available for awards. All share numbers described in this summary of the 2005 Plan will automatically adjust in the event of a stock split, a stock dividend, or a reverse stock split.

Administration.  Our board of directors administers the 2005 Plan and has complete discretion to make all decisions relating to the 2005 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards. Our board of directors may also delegate administration of the 2005 Plan to any committee.

Eligibility.  Employees, non-employee directors and consultants are eligible to participate in our 2005 Plan.

Types of Award.  Our 2005 Plan provides for the following types of awards:

•	incentive and nonstatutory stock options;
•	restricted stock; and
•	stock grants.

Options.  The exercise price for options granted under the 2005 Plan may not be less than 100% of the fair market value of our common stock on the grant date or not less than 110% of the fair market value if the optionee is a Ten Percent Owner (as such term is defined in the 2005 Plan). Optionees may pay the exercise price in cash or check, or, with the consent of the administrators, with shares of common stock that are already owned or through tender of a promissory note.

Options vest at the time or times determined by the administrators and as set forth in each respective award agreement. Options also expire at the time determined by the administrators or as set forth in each respective award agreement. These awards generally expire earlier if the participant’s service terminates earlier.

Restricted Shares.  Restricted shares may be awarded under the 2005 Plan in return for any lawful consideration (and as set forth in the applicable award agreement), and participants who receive restricted shares generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting schedules are determined by the administrators.

Stock Grants.  Stock Grants may be awarded under the 2005 Plan in return for any lawful consideration (and as set forth in the applicable award agreement), and participants who receive restricted stock grants generally are not required to pay for their awards in cash. In general, these awards are not subject to vesting.

Changes in Capitalization.  In the event that we are party to a merger, consolidation, sale of all or substantially all of our property, reorganization, recapitalization, reclassification of stock, or stock split, an appropriate and proportionate adjustment will be made in the number of share reserved under our 2005 Plan, the types of securities issuable under our 2005 Plan, the exercise price of options granted under our 2005 Plan and the repurchase rights of restricted stock granted under our 2005 Plan.

The board of directors has the discretion to provide that an award granted under the 2005 Plan will vest on an accelerated basis if a change of control of our company occurs, either at the time such award is granted or afterward.

A change of control includes:

•	our merger or consolidation with or into another entity after which our stockholders own 50% or less of the voting power of the stock of the surviving entity or its parent; or
•	an acquisition of more than 50% of our outstanding voting stock by any person or group.

Amendments or Termination.  Our board of directors may amend or terminate the 2005 Plan at any time and for any or no reason. If our board of directors amends the 2005 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2005 Plan will continue in effect until the closing of this offering.

2014 Equity Incentive Plan

Our 2014 Employee Stock Purchase Plan, or the 2014 ESPP, was adopted by our board of directors in April 2014 and we anticipate it will be approved by our stockholders prior to the completion of this offering. Subject to such stockholder approval, the 2014 ESPP will become effective upon the closing of this offering. The 2014 ESPP will be administered by our board of directors or by a committee appointed by our board of directors. The 2014 ESPP will initially provide participating employees with the opportunity to purchase an aggregate of 1% of our common stock.

Share Reserve.  The number of shares of our common stock available for issuance under our 2014 Plan will equal 728,597 shares. The number of shares reserved for issuance under the 2014 Plan will be increased automatically on January 1 of each year during the term of the plan, starting with 2015, by a number equal to the smallest of:

•	350,000 shares;
•	4% of the shares of common stock outstanding on December 31 of the prior year; or
•	the number of shares determined by our board of directors.

In general, if awards under the 2014 Plan are forfeited, terminate, expire or lapse without the issuance of shares, if we repurchase shares issued under the 2014 Plan, if shares are applied to pay the exercise or purchase price of an award or are withheld to satisfy tax obligations with respect to any award, then such shares will again become available for awards. All share numbers described in this summary of the 2014 Plan will automatically adjust in the event of a stock split, a stock dividend, or a reverse stock split.

Administration.  Our compensation committee administers the 2014 Plan. The committee has complete discretion to make all decisions relating to the 2014 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards.

Eligibility.  Employees, non-employee directors and consultants are eligible to participate in our 2014 Plan.

Types of Award.  Our 2014 Plan provides for the following types of awards:

•	incentive and nonstatutory stock options;
•	stock appreciation rights;
•	stock units; and
•	performance cash awards.

Options and Stock Appreciation Rights.  The exercise price for options granted under the 2014 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or, with the consent of the compensation committee and as set forth in the applicable agreement:

•	with shares of common stock that are already owned;
•	by an immediate sale of the shares acquired through a broker approved by us;
•	through a net exercise procedure;
•	through tender of a promissory note; or
•	by other methods permitted by applicable law.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock or a combination of both.

Options and stock appreciation rights vest at the time or times determined by the compensation committee. Options and stock appreciation rights also expire at the time determined by the compensation committee but in no event more than 10 years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier. No participant may be granted stock options and stock appreciation rights covering more than shares during any single fiscal year, other than to a new employee in the fiscal year in which service commences.

Restricted Shares and Stock Units.  Restricted shares and stock units may be awarded under the 2014 Plan in return for any lawful consideration (and as set forth in the applicable award agreement), and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may be granted awards of restricted shares and stock units covering more than 1,000,000 shares during any single fiscal year, other than to a new employee in the fiscal year in which service commences. This annual limit is in addition to any stock options and stock appreciation rights the participant may receive during a fiscal year. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Performance Cash Awards.  Performance cash awards may be granted under the 2014 Plan that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Code, if the award is approved by our compensation committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period. No participant may be paid more than $6 million in cash in any fiscal year pursuant to a performance cash award granted under the 2014 Plan.

Performance goals for the grant or vesting of awards under the 2014 Plan include earnings (before or after taxes); earnings per share; earnings before interest, taxes, depreciation and amortization; total stockholder return; stockholders equity or return on equity or average stockholders’ equity; return on assets, investment or capital employed; operating income; gross margin; operating margin; net operating income (before or after taxes); return on operating revenue; specified levels or changes in sales or revenue; expense or cost reduction; working capital; economic value added; market share; cash flow; operating cash flow; cash flow per share; share price; debt reduction; customer satisfaction; contract awards or backlog; or other objective corporate or individual strategic or individual performance goals. To the extent a performance award is not intended to comply with Section 162(m) of the Code, the compensation committee may select other measures of performance.

Corporate Transactions.  In the event we are a party to a merger, consolidation or a change in control transaction, outstanding awards granted under the 2014 Plan, and all shares acquired under the plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our compensation committee. Unless an award agreement provides otherwise, such treatment shall include (without limitation) any of the following with respect to each outstanding award:

•	the continuation, assumption or substitution of an award by us or the surviving entity or its parent;
•	the cancellation of options and stock appreciation rights without payment of any consideration;
•	the cancellation of the awards in exchange for a payment equal to the product of the number of shares subject to the award multiplied by the excess, if any, of the per stock value of property that a holder of our common stock receives in the transaction over (if applicable) the exercise price of such award. Such payments may be subject to vesting based on a participant’s continued service; or
•	the assignment of any repurchase, forfeiture or reacquisition rights in favor of us to the surviving entity or its parent.

The compensation committee has the discretion to provide that an award granted under the 2014 Plan will vest on an accelerated basis if a change in control of our company occurs or if the participant is subject to an involuntary termination, either at the time such award is granted or afterward.

A change in control includes:

•	our merger or consolidation with or into another entity after which our stockholders own 50% or less of the voting power of the stock of the surviving entity or its parent;
•	a sale or other disposition of all or substantially all of our assets; or
•	an acquisition of more than 50% of our outstanding voting stock by any person or group.

The compensation committee is not required to treat all awards, or portions thereof, in the same manner.

Changes in Capitalization.  In the event that there is a change in the capital structure of our common stock, such as a stock split, reverse stock split, or dividend paid in common stock, proportionate adjustments will automatically be made to the kind and maximum number of shares:

•	reserved for issuance under the 2014 Plan;
•	by which the share reserve may increase automatically each year;
•	subject to stock awards that can be granted to a participant in a year (as established under the 2014 Plan pursuant to Section 162(m) of the Code);
•	that may be issued upon the exercise of incentive stock options; and
•	covered by each outstanding option, stock appreciation right and stock unit, the exercise price applicable to each outstanding option and stock appreciation right, and the repurchase price, if any, applicable to restricted shares.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments as it deems appropriate, in its sole discretion, to one or more of the foregoing.

Amendments or Termination.  Our board of directors may amend or terminate the 2014 Plan at any time and for any or no reason. If our board of directors amends the 2014 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law or exchange listing requirements. The 2014 Plan will continue in effect for 10 years, unless our board of directors decides to terminate the plan earlier or unless our board of directors and stockholders later approve an extension of this term.

2014 Employee Stock Purchase Plan

Our 2014 Employee Stock Purchase Plan, or the 2014 ESPP, was adopted by our board of directors in April 2014 and approved by our stockholders prior to the completion of this offering. The 2014 ESPP will become effective upon the closing of this offering. The 2014 ESPP will be administered by our board of directors or by a committee appointed by our board of directors. The 2014 ESPP will initially provide participating employees with the opportunity to purchase an aggregate of 1% of our common stock.

All of our employees and employees of any of our designated subsidiaries, as defined in the 2014 ESPP, are eligible to participate in the 2014 ESPP, provided that:

•	such person is customarily employed by us for more than 20 hours a week and for more than five months in a calendar year;
•	such person has been employed by us for at least six months prior to enrolling in the 2014 ESPP; and
•	such person was our employee on the first day of the applicable offering period under the 2014 ESPP.

No employee may purchase shares of our common stock under the 2014 ESPP and any of our other employee stock purchase plans in excess of $25,000 of the fair market value of our common stock (as of the date of the option grant) in any calendar year. In addition, no employee may purchase shares of our common stock under the 2014 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock.

We expect to make one or more offerings to our eligible employees to purchase stock under the 2014 ESPP beginning at such time as our board of directors may determine. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

On the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% percent of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2014 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2014 ESPP, the purchase price shall be determined by our board of directors for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

An employee may for any reason withdraw from participation in an offering prior to the end of an offering period and permanently draw out the balance accumulated in the employee’s account. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be made and the balance in the employee’s account will be paid to the employee.

We will be required to make equitable adjustments to the number and class of securities available under the 2014 ESPP, the share limitations under the 2014 ESPP and the purchase price for an offering period under the 2014 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

In connection with a merger or other reorganization event (as defined in the 2014 ESPP), our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2014 ESPP on such terms as our board or committee determines:

•	provide that options shall be assumed, or substantially equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);
•	upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by our board or committee in such notice, which date shall not be less than ten days preceding the effective date of the reorganization event;
•	upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•	in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the acquisition price is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2014 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or
•	provide that, in connection with our liquidation or dissolution, options shall convert into the right to receive liquidation proceeds (net of the purchase price thereof).

Our board of directors may at any time, and from time to time, amend or suspend the 2014 ESPP or any portion thereof. We will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Code. Further, our board of directors may not make any amendment that would cause the 2014 ESPP to fail to comply with Section 423 of the Code. The 2014 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or
•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

Prior to the consummation of this offering, we expect to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for certain expenses, judgments, fines and settlement amounts, among others, incurred by such person in any action or proceeding arising out of such person’s services as a director or executive officer in any capacity with respect to any employee benefit plan or as a director, partner, trustee or agent of another entity at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is incorporated by reference as an exhibit to this registration statement.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our convertible preferred stock or common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under “Executive Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

All of the transactions set forth below were approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by the audit committee and a majority of the members of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Some of our directors have previously been or are currently associated with our principal stockholders as indicated in the following table:

Director	Principal Stockholder
Thomas Balland	Entities affiliated with IPSA
Mounia Chaoui	Entities affiliated with Ventech SA
Bernard Malfroy-Camine	Entities affiliated with Ventech SA

Series D Preferred Financing

In January 2011, EyeGate S.A.S. issued and sold an aggregate of 98,212 shares of its common stock to IPSA at a per share price of $7.96, which shares, under the exchange agreements described in the “Description of Capital Stock” section, are exchangeable into shares of our Series D Preferred Stock or common stock.

Voting Agreement

In connection with the closing of our Series D Preferred Stock financing, along with certain holders of our common stock and certain holders of our convertible preferred stock, we entered into an amended and restated voting agreement. Under the terms of such voting agreement as amended, the parties have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including Ventech SA, which designated Mounia Chaoui, following the amendment and restatement of the voting agreement, IPSA, which designated Thomas Balland, following the amendment and restatement of the voting agreement, and Nexus Medical, which designated Thomas E. Hancock, following the amendment and restatement of the voting agreement. In addition, the parties to the voting agreement have agreed, to vote their shares so as to elect to our board of directors our Chief Executive Officer, who is currently Stephen From. Three additional directors shall be designated by the majority vote of our board of directors, so long as such majority vote includes the vote of the directors nominated by the representative of IPSA and Ventech, which designated Praveen Tyle, Paul Chaney and Morton Goldberg to these board seats. The holders of our outstanding shares of capital stock voting together as a single class, by majority vote, shall designate one independent nominee as director, currently such designee is Bernard Malfroy-Camine. The voting agreement will terminate immediately prior to the completion of this offering.

Stockholders Agreement

In connection with the closing of our Series D Preferred Stock financing, we entered into an amended and restated stockholders agreement with our significant stockholders, including entities affiliated with Ventech SA and IPSA. Pursuant to this agreement, we granted such stockholders a right of first offer with respect to future issuances of our securities. This agreement also provides for rights of first refusal and co-sale relating to the shares of our common stock and common stock issuable upon conversion of the shares of convertible preferred stock held by the parties thereto. This agreement will terminate pursuant to its terms upon the consummation of this offering.

Convertible Promissory Note Financings

Effective as of December 21, 2012, we issued convertible promissory notes, or the 2012 Notes, to certain investors, including Ventech, S.A. and IPSA in the aggregate principal amount of $1,058,270, pertaining to loans in the aggregate principal amount of $525,000 provided to us. The 2012 Notes accrue interest at a rate of 8% per annum on the $525,000 received by us. The $1,058,270, plus such accrued interest, is due and payable on the maturity date. The initial maturity date of the 2012 Notes was December 10, 2013, which was subsequently extended until June 10, 2014.

Effective as of July 29, 2013 we issued convertible promissory notes, or the 2013 Notes, to certain investors, including Ventech S.A. and IPSA in the aggregate principal amount of $968,970. A second tranche of the 2013 Notes was closed as of February 28, 2014, in which we issued convertible promissory notes to substantially the same investors in the aggregate principal amount of $446,151. In April 2014, we received additional proceeds of $16,667. The 2013 Notes accrue interest at a rate of 8% per annum and have an initial maturity date of July 29, 2014. The 2012 Notes and the 2013 Notes were amended and restated in connection with the 2014 Private Placement discussed below. Following such amendment and restatement the 2012 Notes and the 2013 Notes accrue interest at a rate of 12% per annum, have a maturity date of June 6, 2015 and convert into equity at a conversion price equal to 70% of the per share price of the equity issued in a qualified financing whereby we receive no less than $5,000,000 in gross proceeds. We expect the 2012 Notes and the 2013 Notes to convert into shares of our common stock upon the closing of this offering.

On June 6, 2014 and July 17, 2014, we consummated two closings by private placement which comprised the first tranche of a bridge financing, or the 2014 Private Placement. In connection with such financing, we issued convertible promissory notes, or the 2014 Notes, in the aggregate principal amount of approximately $995,000 to certain investors, including Ventech, S.A. and IPSA. Due in part to the indication of interest of certain of our existing investors in purchasing shares in this offering, the Company has not closed a second tranche of the 2014 Private Placement that was initially expected to close prior to the end of September 2014. The Company does not plan to consummate the second tranche before and if this offering closes. The 2014 Notes accrue interest at a rate of 12% per annum and have a maturity date of June 6, 2015. We also issued warrants to purchase that number of shares of our common stock equal to the aggregate amount of principal and interest outstanding under the 2012 Notes, the 2013 Notes and the 2014 Notes divided by the offering price of a share of common stock under this offering. The 2014 Notes will convert in connection with a public offering of our securities and therefore immediately prior to the closing of this offering, the principal and accrued but unpaid interest on all of the 2014 Notes shall convert into equity at a conversion price equal to 70% of the per share price of the equity issued in a qualified financing whereby we receive no less than $5,000,000 in gross proceeds.

Loans to Officers and Directors

On December 1, 2005, we made a loan to our President, CEO, and director, Stephen From in connection with his purchase of restricted stock, in the original principal amount of $132,341, which had an original maturity date of October 1, 2010. On September 3, 2010, our board extended the maturity date of this note to October 1, 2012 and on September 28, 2012, our board further extended the maturity date of this note to October 1, 2016. In January 2014, we and Mr. From entered into an agreement to terminate this note and forgive any obligation for payment thereof.

On September 23, 2006, we made an additional loan to Mr. From in connection with his purchase of restricted stock, in the original principal amount of $3,835, which had an original maturity date of May 23, 2011. On September 3, 2010, our board extended the maturity date of this note to September 23, 2013 and on September 28, 2012, our board further extended the maturity date of this note to May 23, 2017 and reduced the interest rate to 0.93% compounded semi-annually. In January 2014, we and Mr. From entered into an agreement to terminate this note and forgive any obligation for payment thereof.

Indemnification Agreements

Prior to the consummation of this offering, we expect to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for certain expenses, judgments, fines and settlement amounts, among others, incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer in any capacity with respect to any employee benefit plan or as a director, partner, trustee or agent of another entity at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

Participation in our Initial Public Offering

Certain of our existing stockholders, as well as certain of our directors, have indicated an interest in purchasing an aggregate of up to $4.5 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriter may determine to sell more, less or no shares in this offering to any of these persons, or any of these persons may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these persons as they will on any other shares sold to the public in this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of November 18, 2014, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each of our named executive officers;
•	each of our directors;
•	all of our directors and current executive officers as a group; and
•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 4,784,305 shares of common stock outstanding on November 18, 2014, which gives effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and the exercise of warrants that will be automatically exercised upon completion of this offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of November 18, 2014 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Eyegate Pharmaceuticals, Inc., 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number		Percentage
5% or Greater Stockholders
Entities affiliated with Ventech SA(1) 47, avenue de l’Opéra Paris, France 75002	2,138,812	44.7%	2,586,711	(11)	35.3%
Entities affiliated with IPSA(2) 10 rue de la Paix, Paris, France 75002	955,618	20.0%	1,147,596	(12)	15.7%
Natixis Private Equity(3) 5 – 7, rue de Monttessuy 75340 Paris cedex 07 France	576,564	12.1%	697,306	(13)	9.5%
Executive Officers and Directors
Stephen From(4)	295,331	5.9%	295,331		3.9%
Michael Manzo(5)	46,146	1.0%	46,146		*
Paul Chaney(6)	85,373	1.8%	85,373		1.2%
Morton Goldberg(7)	32,867	*	32,867		*
Praveen Tyle(8)	32,867	*	32,867		*
Thomas Balland(9)	955,618	20.0%	1,147,596		15.7%
Thomas E. Hancock	0	*	0		*
Bernard Malfroy-Camine(10)	6,034	*	6,034		*
Mounia Chaoui	0	*	0		*
All current executive officers and directors as a group (total 9 persons)	1,454,236	27.7%	1,646,214		21.2%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Consists of:
(a)	417,239 shares held by FCPR Ventech A;
(b)	570,422 shares held by FCPR Ventech B;
(c)	965 shares held by FCPR Ventech Coinvest;
(d)	1,150,186 shares held by FCPR Ventech Capital II;

Alain Caffi and Jean Bourcereau, as directors of Ventech SA, have voting and investment power with respect to the shares held by all of the foregoing entities.

(2)	Consists of:
(a)	4,280 shares of Eyegate S.A.S. held by Innoven 2002 FCPI N°6, which, pursuant to the exchange agreements, will convert into 2,458 shares of our common stock immediately prior to this offering;
(b)	11,275 shares of Eyegate S.A.S. held by Innoven 2003 FCPI N°7, which, pursuant to the exchange agreements, will convert into 6,476 shares of our common stock immediately prior to this offering;
(c)	40,649 shares of Eyegate S.A.S. held by FCPI Innoven Europe, which, pursuant to the exchange agreements, will convert into 31,161 shares of our common stock immediately prior to this offering;
(d)	84,658 shares of Eyegate S.A.S. held by FCPI Innoven Europe 2, which, pursuant to the exchange agreements, will convert into 50,953 shares of our common stock immediately prior to this offering;
(e)	66,217 shares of Eyegate S.A.S. held by FCPI Innoven Europe 3, which, pursuant to the exchange agreements, will convert into 39,160 shares of our common stock immediately prior to this offering;
(f)	55,785 shares of Eyegate S.A.S. held by FCPI Innoven Capital, which, pursuant to the exchange agreements, will convert into 32,943 shares of our common stock immediately prior to this offering;
(g)	12,558 shares of Eyegate S.A.S. held by FCPI Innoven Capital 2, which, pursuant to the exchange agreements, will convert into 7,680 shares of our common stock immediately prior to this offering;
(h)	279,109 shares of Eyegate S.A.S. held by FCPI Poste Innovation, which, pursuant to the exchange agreements, will convert into 168,345 shares of our common stock immediately prior to this offering;
(i)	112,078 shares of Eyegate S.A.S. held by FCPI Poste Innovation 2, which, pursuant to the exchange agreements, will convert into 67,191 shares of our common stock immediately prior to this offering;
(j)	145,056 shares of Eyegate S.A.S. held by FCPI Poste Innovation 3, which, pursuant to the exchange agreements, will convert into 87,270 shares of our common stock immediately prior to this offering;
(k)	160,215 shares of Eyegate S.A.S. held by FCPI Poste Innovation 5, which, pursuant to the exchange agreements, will convert into 99,015 shares of our common stock immediately prior to this offering;
(l)	348,997 shares of Eyegate S.A.S. held by FCPI Poste Innovation 6, which, pursuant to the exchange agreements, will convert into 200,716 shares of our common stock immediately prior to this offering;
(m)	138,005 shares of Eyegate S.A.S. held by FCPI Poste Innovation 9, which, pursuant to the exchange agreements, will convert into 80,706 shares of our common stock immediately prior to this offering; and
(n)	107,956 shares of Eyegate S.A.S. held by FCPI La Banque Postale Innovation 1, which, pursuant to the exchange agreements, will convert into 81,544 shares of our common stock immediately prior to this offering.

Jean-Michel Paulhac and Thomas Balland, as directors of Innoven Partenaires S.A., have voting and investment power with respect to the shares held by all of the foregoing entities.

(3)	Dominique Sabassier and Cyrille Marcilhacy, as directors of Natixis Private Equity, have voting and investment power with respect to the shares held by Natixis Private Equity.
(4)	Consists of 41,340 shares held and 253,991 shares issuable pursuant to stock options exercisable within 60 days of November 18, 2014.
(5)	Consists of 46,146 shares issuable pursuant to stock options exercisable within 60 days of November 18, 2014.

(6)	Consists of 85,373 shares issuable pursuant to stock options exercisable within 60 days of November 18, 2014.
(7)	Consists of 32,867 shares issuable pursuant to stock options exercisable within 60 days of November 18, 2014.
(8)	Consists of 32,867 shares issuable pursuant to stock options exercisable within 60 days of November 18, 2014.
(9)	All shares listed are beneficially owned as a director of IPSA.
(10)	Consists of 6,034 shares issuable pursuant to stock options exercisable within 60 days of November 18, 2014.
(11)	Includes 178,325 shares of common stock issuable upon exercise of warrants that become exercisable upon the closing of this offering.
(12)	Includes 76,433 shares of common stock issuable upon exercise of warrants that become exercisable upon the closing of this offering.
(13)	Includes 48,072 shares of common stock issuable upon exercise of warrants that become exercisable upon the closing of this offering.

Certain of our existing stockholders, as well as certain of our directors, have indicated an interest in purchasing an aggregate of approximately $4.5 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriter may determine to sell more, less or no shares in this offering to any of these persons, or any of these persons may determine to purchase more, less or no shares in this offering. The information in this table does not reflect any potential purchases by these potential investors. If such persons were to purchase all of such shares, assuming no exercise by the underwriter of their over-allotment option, our executive officers, directors and 5% or greater stockholders will beneficially own, in the aggregate, approximately 72.0% of our outstanding common stock upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, 10,000,000 and shares of preferred stock, par value $0.01 per share. The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares.  Based on 5,449,975 shares of common stock outstanding as of November 18, 2014, assuming conversion of all outstanding shares of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock (including anti dilution shares) into shares of common stock 4,571,589 immediately prior to the closing of this offering, the issuance of shares of common stock in this offering, the exercise of outstanding warrants and subsequent conversion of any shares of preferred stock issued upon exercise of warrants (inclusive of anti-dilution shares), the exercise of outstanding warrants to purchase 10,929 shares of our common stock, the exchange of certain shares of common stock of EyeGatePharma S.A.S. into shares of our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock and the subsequent conversion of such shares into shares of our common stock, 665,670 shares of our common stock issuable upon the conversion of our 2012, 2013 and 2014 convertible notes, and no exercise of outstanding options, there will be 6,878,547 shares of common stock outstanding upon the closing of this offering. As of November 18, 2014, assuming conversion of all outstanding shares of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock into shares of common stock immediately prior to the closing of this offering, the issuance of 1,428,572 shares of common stock in this offering, the exercise of outstanding warrants and subsequent conversion of any shares of preferred stock issued upon exercise of warrants, and no exercise of outstanding options, we had 40 record holders of our common stock.

As of November 18, 2014, there were 752,372 shares of common stock subject to outstanding options.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise provided by law or our amended and restated certificate of incorporation or bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Directors are elected by a plurality of the votes cast at the meeting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. At present, we have no plans to issue dividends. See the section titled “Dividend Policy”.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences.  Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, we will have no shares of our preferred stock outstanding. Outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock including anti dilutive shares which, along with an the exercise of an outstanding warrant to purchase Series C Preferred Stock and two outstanding warrants to purchase Series D Preferred Stock, and the exchange of certain common stock of EyeGate Pharma S.A.S. into shares of our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will be converted into 4,571,589 shares of common stock.

In connection with certain issuances of our preferred stock, anti-dilution provisions under our certificate of incorporation were triggered. The table below presents the exercise and subsequent conversion of all of the anti-dilutive shares into the Company’s common stock:

	Common Stock of the Company	Conversion of the S.A.S anti-dilution securities into the Company’s Common Stock	Warrants to purchase the Company’s Common stock
Series A	1,999
Series B	2,355	1,676
Series C	43,616	23,403	155
Series D	3,931	1,406	6
Total	51,901	26,485	161

Provisions in our amended and restated certificate of incorporation which will be in effect immediately prior the closing of this offering provide that our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Options

As of November 18, 2014, options to purchase 752,372 shares of our common stock were outstanding under our 2005 Plan, of which 729,624 were vested and 22,747 of which were unvested as of that date.

Convertible Promissory Notes

Effective as of December 21, 2012, we issued convertible promissory notes, or the 2012 Notes, to certain investors, including Ventech, S.A. and IPSA in the aggregate principal amount of $1,058,270, pertaining to loans in the aggregate principal amount of $525,000 provided to us. The 2012 Notes accrue interest at a rate of 8% per annum on the $525,000 received by us. The $1,058,270, plus such accrued interest, is due and payable on the maturity date. The initial maturity date of the 2012 Notes was December 10, 2013, which was subsequently extended until June 10, 2014.

Effective as of July 29, 2013 we issued convertible promissory notes, or the 2013 Notes, to certain investors, including Ventech S.A. and IPSA in the aggregate principal amount of $968,970. A second tranche of the 2013 Notes was closed as of February 28, 2014, in which we issued convertible promissory notes to substantially the same investors in the aggregate principal amount of $446,151. In April 2014, we received additional proceeds of $16,667. The 2013 Notes accrue interest at a rate of 8% per annum and have an initial maturity date of July 29, 2014. The 2012 Notes and the 2013 Notes were amended and restated in connection with the 2014 Private Placement discussed below. Following such amendment and restatement the 2012 Notes and the 2013 Notes accrue interest at a rate of 12% per annum, have a maturity date of June 6, 2015 and convert into equity at a conversion price equal to 70% of the per share price of the equity issued in a qualified financing whereby we receive no less than $5,000,000 in gross proceeds. We expect the 2012 Notes and the 2013 Notes to convert into shares of our common stock upon the closing of this offering.

On June 6, 2014 and July 17, 2014, we consummated two closings of private placements which comprised the first tranche of a bridge financing, or the 2014 Private Placement. In connection with such financing, we issued convertible promissory notes, or the 2014 Notes, in the aggregate principal amount of approximately $995,000 to certain investors. The 2014 notes accrue interest at a rate of 12% per annum and have a maturity date of June 6, 2015. Due in part to the indication of interest of certain of our existing investors in purchasing shares in this offering, the Company has not closed a second tranche of the 2014 Private Placement that was initially expected to close prior to the end of September 2014. The Company does not plan to consummate the second tranche before and if this offering closes. The 2014 Notes will convert in connection with a qualified equity financing resulting in gross proceeds to our company in an amount not less than $5,000,000. We expect that immediately prior to the closing of this offering, the principal and accrued but unpaid interest on all of the 2014 Notes shall convert into shares of our common stock at a price per share equal to 70% of the initial public offering price per share for common stock listed on the cover page of this prospectus.

Warrants

On September 29, 2008, we issued warrants to purchase 7,247 shares of our common stock to a consultant in exchange for services rendered, at $5.16 exercise price per share and exercisable through September 29, 2015. The fair value of the warrants at issuance amounted to $15,529 and was recorded as general and administrative expenses in our 2008 consolidated statement of operations.

In March 2008, we issued warrants to purchase 11,901 shares of Series C Preferred Stock in connection with the initial closing of the Series C Preferred Stock, exercisable at $1.75 per share through February 13, 2016. The fair value of the warrants at issuance amounted to $14,016 and was recorded as Series C Preferred Stock issuance cost in our 2008 consolidated statement of stockholders’ deficit.

In August 2010, we issued warrants to purchase 25,502 shares of Series D Preferred Stock in connection with the initial and Second closings of our Series D Preferred Stock, exercisable at $1.22 per share through August 12, 2017. The fair value of the warrants at issuance amounted to $19,861 and was recorded as Series D Preferred Stock issuance cost in our 2010 consolidated statement of stockholders’ deficit.

In March 2011, we issued warrants to purchase 2,430 shares of Series D Preferred Stock in connection with the Third and Fourth closings of our Series D Preferred Stock, exercisable at $1.22 per share through March 29, 2018. The fair value of the warrants at issuance amounted to $1,383 and was recorded as Series D Preferred Stock issuance cost in our 2011 consolidated statement of stockholders’ deficit.

In February 2012, we issued warrants to purchase 9,107 shares of our common stock in exchange for services rendered at an exercise price of $0.65 per share exercisable through February 2017. The fair value of the warrants at issuance amounted to $3,687 and was recorded as a stock issuance cost in our 2012 consolidated statement of stockholders’ deficit.

In June 2012, we issued warrants to purchase 1,821 shares of our common stock in exchange for services rendered related to one of our clinical trials at an exercise price of $0.65 per share exercisable through June 2017. The fair value of the warrants at issuance amounted to $736 and was recorded as a stock issuance cost in our 2012 consolidated statement of stockholders’ deficit.

In June 2012, we issued warrants to purchase 1,730 shares of common stock in exchange for services rendered related to one of our clinical trials at an exercise price of $0.65 per share exercisable through June 2017. The fair value of the warrants at issuance amounted to $700 and was recorded as a stock issuance cost in our 2012 consolidated statement of stockholders’ deficit. In 2013, these warrants were exercised.

On June 6, 2014 and July 17, 2014, we issued warrants to purchase that number of shares of our common stock equal to the aggregate amount of principal and interest outstanding under the 2012 Notes, the 2013 Notes and the 2014 Notes divided by the offering price of a share of common stock under this offering which have an expiration date of June 6, 2019 and an exercise price equal to the price per share at which the shares of common stock are sold in this offering.

With the exception of the warrants to purchase common stock issued on September 29, 2008 and June 6, 2014, all of the warrants set forth above will all either be exercised prior to this offering or if not so exercised, terminate at the closing of the offering in accordance with their terms.

Representative’s Warrants

We have agreed to issue to the representative of the underwriters in this offering warrants to purchase up to 71,429 shares of our common stock, with a per share exercise price equal to 125% of the initial public offering price per share of common stock. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). See “Underwriting — Representative’s Warrants” section of this prospectus for a description of these warrants.

Registration Rights

The Representative’s Warrants provide for certain registration rights to the holders thereof. Each of the warrants provide that upon its exercise the holder shall have certain rights to participate in registrations of our common stock that we may decide to do, from time to time. See “Underwriting — Representative’s Warrants” section of this prospectus for a description of the registration rights in connection with the warrants.

Exchange Agreements

We have entered into various exchange agreements described below with shareholders of EyeGate S.A.S. in connection with investments made by such shareholders in Eyegate S.A.S. Pursuant to the terms of these exchange agreements, in connection with this offering, all of the shares of Eyegate S.A.S. held by such shareholders will be exchanged for shares of our Preferred Stock and subsequently converted into shares of our common stock and all such the exchange agreements will terminate upon the closing of this offering. Following such exchange and termination, Eyegate S.A.S. will be our direct wholly-owned subsidiary.

We intend to amend our certificate of incorporation to increase the number of authorized shares of our Preferred Stock in connection with the share exchange prior to the closing of this offering.

On July 25, 2006 and January 23, 2007, in connection with the sale of shares of Eyegate S.A.S.’s common stock to investors, we entered into exchange agreements with such investors, including entities with which certain of our directors are affiliated, whereby such investors are required to exchange their shares of Eyegate S.A.S. for shares of our common stock, upon the occurrence of certain events including our initial public offering.

On March 7, 2008, in connection with the sale of shares of Eyegate S.A.S.’s common stock to investors, we entered into an exchange agreement with such investors, including entities with which certain of our directors are affiliated, whereby such investors are required to exchange their shares of Eyegate S.A.S. for shares of our common stock, upon the occurrence of certain events including our initial public offering.

On December 8, 2009, in connection with the sale of shares of Eyegate S.A.S.’s common stock to investors, we entered into an exchange agreement and an amended and restated exchange agreement (which amended and restated an exchange agreement between the applicable parties dated as of January 26, 2009). On June 15, 2010, June 16, 2010 and December 30, 2010, we entered into additional exchange agreements. Pursuant to each of these exchange agreements we entered into with such investors, including entities with which certain of our directors are affiliated, such investors are required to exchange their shares of Eyegate S.A.S. for shares of our common stock, upon the occurrence of certain events including our initial public offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board or chief executive officer (or president, if there is no chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 66 2/3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held

Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be VStock Transfer, LLC.

NASDAQ Capital Market

We have applied to list our common stock on The NASDAQ Capital Market under the symbol “EYEG.” No assurance can be given that our application will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend our common stock to be traded on The NASDAQ Capital Market, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of November 18, 2014 and assuming (1) the issuance of shares in this offering, and (2) the conversion of all outstanding shares of our preferred stock, the exercise of outstanding warrants to purchase shares of our Series C Preferred Stock and Series D Preferred Stock and the exchange of certain shares of EyeGate Pharma S.A.S. into shares of our preferred stock and the subsequent conversion of such shares, all into 4,571,589 shares of our common stock and the issuance of shares of our common stock upon the conversion of our 2012, 2013, 2014 convertible promissory notes, (3) no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock, (4) no exercise of outstanding options and (5) the exercise of outstanding warrants to purchase shares of our common stock and convertible preferred stock and the subsequent conversion of such shares into shares of common stock, we will have outstanding an aggregate of 6,878,547 shares of common stock upon the effectiveness of the public offering.

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 5,449,975 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

In addition, of the 752,372 shares of our common stock that were subject to stock options outstanding as of November 18, 2014, options to purchase 729,624 of such shares of common stock were vested as of such date and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We, each of our directors and executive officers and holders of all of our outstanding shares of common stock have agreed that, without the prior written consent of Aegis Capital Corp. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, assign, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
•	enter into any swap, hedge or similar agreement or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, whether such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise;
•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or
•	publicly announce an intention to do any of the foregoing.

The lock-up restrictions, specified exceptions and the circumstances under which the 180-day lock-up period may be extended are described in more detail under “Underwriting.”

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 68,785 shares immediately after this offering; or
•	the average weekly trading volume in our common stock on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and The NASDAQ Capital Market concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plan. We expect to file the registration statement covering shares offered pursuant to our 2005 Plan and 2014 Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

The Representative’s Warrants provide for certain registration rights to the holders thereof. See “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof.

This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions all publicly available and as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. .As a consequence, the tax considerations of owning or disposing of our common stock could differ from those described below. Therefore, we cannot assure you that the tax consequences described in this discussion will not be challenged by the Internal Revenue Service (IRS) or will be sustained by a court if challenged by the IRS.

This discussion is limited to persons who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion does not address all the United States federal income tax consequences and does not address federal gift or estate taxes, foreign, state, local or other tax considerations that may be relevant to you in light of your personal circumstances. This discussion does not address special situations, including, without limitation, those of: brokers or dealers in securities; regulated investment companies; real estate investment trusts; persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons liable for alternative minimum tax; United States Holders (as defined below) whose “functional currency” is not the United States dollar; investors in pass-through entities; persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation; pension plans; United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, tax-exempt organizations, S corporations, or entities or arrangements treated as partnerships or other pass-through entities for United States federal income tax purposes.

If you are a partnership holding our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Consequences to United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a United States Holder of shares of our common stock. A “United States Holder” of common stock means a beneficial owner of common stock that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

An individual may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes if the individual was present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents of the U.S. are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

Distributions on Common Stock

In general, if you receive a distribution with respect to our common stock, such distributions will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce your tax basis in our common stock and, to the extent such portion exceeds your tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Sale, Exchange, or Other Disposition of Common Stock.”

Under current legislation, dividend income may be taxed to an individual at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Any dividends that we pay to a United States Holder that is a United States corporation will qualify for a deduction allowed to United States corporations in respect of dividends received from other United States corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate United States Holder may qualify for the 70% dividends received deduction if the United States Holder owns less than 20% of the voting power and value of our stock, and on 80% dividends received deduction if the U.S. Holder owns 20% or more (but generally less than 80%) of the voting power and value of our stock. You should consult your tax advisor regarding the holding period and other requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, Exchange, or Other Disposition of Common Stock

You will generally recognize capital gain or loss on a sale, exchange or certain other dispositions of our common stock. Your gain or loss will equal the difference between your amount realized and your tax basis in the stock. Your amount realized will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized on a sale or exchange of stock will be long-term capital gain or loss if you have held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Medicare Contribution Tax

Recently enacted legislation requires certain United States Holders who are individuals, estates or certain trusts to pay a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes, among other things, dividends and capital gains from the sale or other dispositions of stock, unless such dividend income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A United States Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

American Taxpayer Relief Act of 2012

The American Taxpayer Relief Act of 2012 (ATRA) was signed into law by President Obama on January 2, 2013. Certain provisions of United States federal income tax law relating to capital gain taxation and the applicability of capital gain rates to dividends designated as “qualified dividend income” were scheduled to “sunset” and revert to provisions of prior law for taxable years beginning after December 31, 2012. ATRA has modified those rules. For taxable years beginning after 2012, for noncorporate taxpayers, both the maximum capital gain tax rate (for gain other than “unrecaptured section 1250 gain”) and the maximum rate applicable to qualified dividend income generally is 20%.

Information Reporting and Backup Withholding

Under certain circumstances, United States Treasury regulations require information reporting and backup withholding on certain payments on common stock or on the sale thereof. When required, we will report to the IRS and to each United States Holder the amounts paid on or with respect to our common stock and the United States federal withholding tax, if any, withheld from such payments. A United States Holder will be subject to backup withholding on the dividends paid on the common stock and proceeds from the sale of the common stock at the applicable rate if the United States Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A United States Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent.

Backup withholding does not represent an additional United States federal income tax. Any amounts withheld from a payment to a United States Holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

Consequences to Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a Non-United States Holder of shares of our common stock. A “Non-United States Holder” is a beneficial owner of common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a United States Holder.

Distributions on Common Stock

If you receive a distribution in respect of shares of our common stock and such distribution is treated as a dividend (see “Consequences to United States Holders — Distributions on Common Stock”), as a Non-United States Holder, you will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an IRS Form W-8BEN, or successor form, certifying under penalty of perjury that you are not a United States person (as defined under the Code) and claiming an exemption from or reduction in withholding under the applicable tax treaty. Special certification and other requirements apply to you if you are a pass-through entity rather than a corporation or individual or if our common stock is held through certain foreign intermediaries.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates as if you were a United States person (as defined under the Code), unless an applicable income tax treaty provides otherwise, provided an IRS Form W-8ECI, or successor form, is filed with the payor. In addition, if you are required to provide an IRS Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

The certification requirement described above must be provided to the payor prior to the payment of dividends and must be updated periodically.

If you do not timely provide the relevant paying agent with the required certification but are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

Gain on Disposition of Common Stock

Subject to the discussion below under “Foreign Account Legislation,” as a Non-United States Holder, you generally will not be subject to United States federal income tax on any gain realized on the sale or other disposition of our common stock (including a distribution with respect to our common stock that is treated as a sale or exchange) unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours, in which case, you will generally be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates as if you were a United States person (as defined in the Code) and, if you are a corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty;
•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, in which case, you will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by United States source capital losses; or
•	we are or have been a “United States real property holding corporation” or “USRPHC” for United States federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period you held our common stock. As long as our common stock is regularly traded on an established securities market, within the meaning of section 897(c)(3) of the Code, these rules will apply only if you actually or constructively hold more than 5% of our common stock at any time during the applicable period that is specified in the Code. We believe that we are not currently, and are not likely to become, a United States real property holding corporation. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we have not been a USRPHC in the past and will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available by the IRS to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding tax may also apply to dividend payments made to you on or with respect to our common stock unless you certify under penalty of perjury that you are a Non-United States Holder (and we do not have actual knowledge or reason to know that you are a United States person (as defined under the Code)) or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a Non-United States Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person (as defined under the Code)) or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided that the required procedures are followed.

You should consult your tax advisor regarding the application of the information reporting and backup withholding rules to you.

Foreign Account Legislation

Legislation enacted in March 2010 and related guidance (commonly referred to as “FATCA”) will impose, in certain circumstances, U.S. federal withholding at a rate of 30% on payments to a “foreign financial institution” or certain entities on (a) dividends on our common stock on or after July 1, 2014, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” as defined under FATCA, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a “FATCA Agreement”) or (ii) complies with an applicable intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”) or any foreign law implementing an applicable IGA, in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a foreign financial institution, the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial U.S. owners” (generally, any specified U.S. persons that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to apply FATCA withholding on payments of dividends and proceeds described above made to (x) a person or entity (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into a FATCA Agreement and is not otherwise exempt from FATCA pursuant to an IGA.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

UNDERWRITING

Aegis Capital Corp. is acting as the sole book-running manager and as the representative of the underwriters. Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus among us and the representative of the underwriters named below, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Aegis Capital Corp.
Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the shares of common stock covered by the underwriters’ over-allotment option described below. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering of the shares, the public offering price and other selling terms may be changed by the representative.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Non-accountable expense allowance	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received in the offering; provided, however, that an allowance shall not be paid in connection with the over-allotment option if the over-allotment option is exercised. We have paid an expense deposit of $25,000 to the representative of the underwriters, which will be applied against accountable expenses that will be paid by us to the representative in connection with this offering, which advance will be refunded to us to the extent not actually incurred by the representative in the event this offering is terminated.

We have also agreed to pay the representative’s expenses relating to the offering, including (a) all actual filing fees incurred in connection with the review of this offering by the Financial Industry Regulatory Authority, or FINRA, and all fees and expenses relating to the listing of our shares of common stock on the NASDAQ Capital Market; (b) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual, and not to exceed $20,000 in the aggregate; (c) all actual fees, expenses and disbursements relating to the registration or qualification of securities offered under state securities laws, or “blue sky” laws, or under the securities laws of foreign jurisdictions designated by the representative; (d) all actual fees, expenses and disbursements relating to the registration, qualification or exemption of our shares of common stock under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (e) the costs of all mailing and printing of the underwriting documents as the representative may reasonably deem necessary; (f) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones not to exceed $1,000; (g) the fees and expenses of the representative’s legal counsel not to exceed $50,000, (h) $21,775 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (i) up to $20,000 of the representative’s actual accountable road show expenses for the offering.

The total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $1,050,000 and are payable by us.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to 214,286 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of shares of common stock by underwriters in excess of the total number of shares set forth in the table above. If any of these additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

Representative’s Warrants

We have agreed to issue to the representative of the underwriters warrants to purchase up to 71,429 shares of common stock, which is 5% of the shares sold in this offering, excluding the over-allotment option, as additional compensation. The shares issuable upon exercise of these warrants are identical to those offered by this prospectus. We are registering hereby the warrants and the shares of common stock issuable upon exercise of the warrants. The warrants are exercisable for cash or on a cashless basis at per share exercise price equal to 125% of the public offering price per share in this offering commencing on a date which is one year from the date of effectiveness and expiring on a date which is no more than five years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these warrants or the underlying securities for a period of 180 days after the effective date. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in these negotiations are:

•	the prospects for our company and the industry in which we operate;
•	our past and present financial and operating performance;
•	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•	the prevailing conditions of U.S. securities markets at the time of this offering; and
•	other factors deemed relevant.

Lock-Up Agreements

We, our officers and directors and our securityholders will enter into lock-up agreements with the underwriters. Under these agreements, we and these other individuals have agreed, subject to specified exceptions, not to sell or transfer any common stock or securities convertible into, or exchangeable or exercisable for, common stock, during a period ending 180 days after the date of this prospectus, without first obtaining the written consent of representative of the underwriters.

Specifically, we and these other individuals have agreed not to:

•	offer, pledge, assign, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
•	enter into any swap, hedge or similar agreement or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise;
•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or
•	publicly announce an intention to do any of the foregoing.

The restrictions described above do not apply to:

•	the sale of shares of common stock to the underwriters pursuant to the underwriting agreement;
•	the issuance by us of shares of common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or that is described in this prospectus;
•	the grant by us of stock options or other stock-based awards, or the issuance of shares of common stock upon exercise thereof, to eligible participants pursuant to employee benefit or equity incentive plans described in this prospectus, provided that, before the grant of any such stock options or other stock-based awards that vest within the restricted period, each recipient of such grant shall sign and deliver a lock-up agreement agreeing to be subject to the restrictions on transfer described above;
•	the establishment of a Rule 10b5-1 trading plan under the Exchange Act by a security holder for the sale of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;
•	transfers by security holders of shares of common stock or other securities as a bona fide gift or by will or intestacy;
•	transfers by distribution by security holders of shares of common stock or other securities to partners, members, or shareholders of the security holder; or
•	transfers by security holders of shares of common stock or other securities to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder;

provided that in the case of each of the preceding three types of transactions, the transfer does not involve a disposition for value and each transferee or distributee signs and delivers a lock-up agreement agreeing to be subject to the restrictions on transfer described above.

The 180-day restricted period is subject to extension if (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) before the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restrictions imposed in the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Right of First Refusal

Subject to certain conditions, we granted the representative of the underwriters in this offering, for a period of 12 months after the date of effectiveness, a right of first refusal to act as sole book-running manager for each and every future public and private equity and public debt offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

NASDAQ Listing

We have applied to list our common stock on The NASDAQ Capital Market under the symbol “EYEG.”

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market before the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Notice to Non-U.S. Investors

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each of which we refer to as a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representative for any such offer; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Other Relationships

From time to time, certain of the underwriters and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	qualified investors, as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Burns & Levinson LLP, of Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C, of New York, New York.

EXPERTS

The consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss), convertible preferred stock non-controlling interest, and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2013, and the cumulative period from December 26, 2004 (inception) through December 31, 2013, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report dated May 13, 2014, except for Note 2 and Note 15, Reverse Stock Split, as to which date is September 25, 2014, which is incorporated herein, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies, such as Eyegate, that file electronically with it.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.Eyegate.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

INDEX TO FINANCIAL STATEMENTS OF
EYEGATE PHARMACEUTICALS, INC.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2013 and 2012 and the Period from Inception (December 26, 2004) Through December 31, 2013	F-4
Consolidated Statements of Comprehensive (Loss) for the Years Ended December 31, 2013 and 2012 and the Period from Inception (December 26, 2004) Through December 31, 2013	F-5
Consolidated Statements of Convertible Preferred Stock Non-Controlling Interests and Stockholders’ Deficit for the Period from Inception (December 26, 2004) Through December 31, 2013	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and 2012 and the Period from Inception (December 26, 2004) Through December 31, 2013	F-11
Notes to Consolidated Financial Statements	F-13
Consolidated Balance Sheets as of September 30, 2014 (unaudited) and December 31, 2013	F-29
Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2014 and 2013 (unaudited)	F-30
Consolidated Statements of Comprehensive Loss for the Three and Nine Months Ended September 30, 2014 and 2013 (unaudited)	F-31
Consolidated Statements of Convertible Preferred Stock Non-Controlling Interest and Stockholders’ Deficit for the three and nine months ended September 30, 2014 (unaudited)	F-32
Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2014 and 2013	F-33
Notes to Consolidated Financial Statements	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
EyeGate Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of EyeGate Pharmaceuticals, Inc. (the “Company”) (a development stage enterprise) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock, non-controlling interests and stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2013 and for the period from inception (December 26, 2004) through December 31, 2013. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EyeGate Pharmaceuticals, Inc. as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013 and for the period from inception (December 26, 2004) through December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EisnerAmper LLP
New York, New York
May 13, 2014, except for Note 2 and Note 15, Reverse Stock Split, as to which the date is September 25, 2014

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$501,172	$1,973,185
Prepaid expenses and other current assets	22,351	41,107
Current portion of refundable tax credit receivable	35,124	38,720
Total current assets	558,647	2,053,012
Property and equipment, net	2,981	8,436
Restricted cash	30,000	182,525
Other assets	100,566	98,753
Total assets	$692,194	$2,342,726
LIABILITIES, CONVERTIBLE PREFERRED STOCK, NON-CONTROLLING INTEREST AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Grants payable	$41,232	$39,591
Accounts Payable	13,691	109,749
Accrued expenses	488,989	563,547
Notes payable to stockholders	2,027,240	34,197
Total current liabilities	2,571,152	747,084
Commitments and contingencies (Note 13)
Convertible preferred stock and non-controlling interests: (classified as temporary equity)
Series A convertible preferred stock, $0.01 par value, 2,483,693 shares authorized; 2,483,693 shares issued and outstanding at December 31, 2013 and 2012 (liquidation value of $5,960,863 at December 31, 2013)	254,525	254,525
Series B convertible preferred stock, $0.01 par value, 13,794,259 shares authorized; 8,073,508 shares issued and outstanding at December 31, 2013 and 2012 (liquidation value of $7,023,952 at December 31, 2013)	6,926,180	6,926,180
Series C convertible preferred stock, $0.01 par value, 5,161,236 shares authorized; 3,351,156 shares issued and outstanding at December 31, 2013 and 2012 (liquidation value of $5,857,140 at December 31, 2013)	5,745,127	5,745,127
Series D convertible preferred stock, $0.01 par value 24,023,485 shares authorized; 19,557,392 shares issued and outstanding at December 31, 2013 and 2012 (liquidation value of $23,762,876 at December 31, 2013)	23,482,834	23,482,834
Non-controlling interests	6,556,215	6,350,526
Total convertible preferred stock and non-controlling interests	42,964,881	42,759,192
Stockholders’ deficit:
Common stock, $0.01 par value: 65,000,000 shares authorized; 184,474 shares issued at December 31, 2013 and 182,744 shares issued at December 31, 2012	1,844	1,827
Additional paid-in capital	10,384,554	10,199,420
Accumulated deficit	(55,088,160)	(51,208,713)
Shareholder notes receivable	(195,000)	(195,197)
Accumulated other comprehensive income	52,923	39,113
Total stockholders’ deficit	(44,843,839)	(41,163,550)
Total liabilities, convertible preferred stock, non-controlling interests and stockholders’ deficit	$692,194	$2,342,726

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		Period from Inception (December 26, 2004) Through December 31, 2013
	2013	2012
Operating expenses:
Research and development	$1,010,268	$3,034,397	$27,032,344
General and administrative	2,087,637	2,817,851	29,135,037
Total operating expenses	3,097,905	5,852,248	56,167,381
Other income (expense), net:
Research & development tax credit	24,520	32,748	997,914
Interest income	2,186	11,127	484,198
Interest expense	(611,386)	—	(1,199,469)
Research grant income	—	—	963,438
Other income (expense), net	—	—	163,040
Total other expense, net	(584,680)	43,875	1,409,121
Net Loss	(3,682,585)	(5,808,373)	(54,758,260)
Net income attributable to non-controlling interests	(196,862)	(225,722)	(329,900)
Net (loss) attributable to Eyegate Pharmaceuticals, Inc. stockholders	$(3,879,447)	$(6,034,095)	$(55,088,160)
Net loss per common share – basic and diluted	$(21.03)	$(33.07)
Weighted average shares outstanding – basic and diluted	184,431	182,449

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,		Period from Inception (December 26, 2004) Through December 31, 2013
	2013	2012
Net loss	$(3,682,585)	$(5,808,373)	$(54,758,260)
Other comprehensive income (loss):
Foreign currency translation adjustments	22,637	(5,237)	2,598
Total other comprehensive income (loss)	22,637	(5,237)	2,598
Less:
Net income attributable to non-controlling interests	(196,862)	(225,722)	(329,900)
Other comprehensive (income) loss attributable to non-controlling interests	(8,827)	(2,617)	50,325
Comprehensive income attributable to non-controlling interests	(205,689)	(228,339)	(279,575)
Comprehensive loss attributable to EyeGate Pharmaceuticals, Inc. stockholders	$(3,865,637)	$(6,041,949)	$(55,035,237)

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
NON-CONTROLLING INTERESTS AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock								Non- Controlling Interest	Total Con- vertible Preferred Stock and non- controlling interests	Common Stock		Additional Paid In Capital	Stock- holders’ Notes Receivable	Accu- mulated Other Compre- hensive Income (Loss)	Deficit Accu- mulated During Devel- opment Stage	Total Stock- holders’ Equity (Deficit)
	Series A		Series B		Series C		Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance at inception at December 26, 2004	—	$—	—	$—	—	$—	—	$—	$—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock at $0.01 per share and Series A preferred stock at $0.01 per share	974,998	90,296	—	—	—	—	—	—	—	90,296	48	1	15	—	—	—	16
Balance at December 31, 2004	974,998	90,296	—	—	—	—	—	—	—	90,296	48	1	15	—	—	—	16
Issuance of common stock (at $0.10 - $0.30 per share)	—	—	—	—	—	—	—	—	—	—	522,734	5,227	1,373,699	(172,190)	—	—	1,206,736
Conversion of notes payable into Series A convertible preferred stock	68,428	164,229	—	—	—	—	—	—	—	164,229	—	—	—	—	—	—	—
Accretion of costs related to warrants	—	—	—	—	—	—	—	—	—	—	—	—	17,783	—	—	—	17,783
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,006,491)	(1,006,491)
Translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(63,789)	—	(63,789)
Balance at December 31, 2005	1,043,426	254,525	—	—	—	—	—	—	—	254,525	522,782	5,228	1,391,497	(172,190)	(63,789)	(1,006,491)	154,255
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	5,671	—	—	—	5,671
Issuance of restricted shares of common stock (at $0.30 per share)	—	—	—	—	—	—	—	—	—	—	22,184	222	72,851	(73,073)	—	—	—
Conversion of notes and interest payable into Series B convertible preferred stock	—	—	230,653	200,786	—	—	—	—	—	200,786	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance cost of $98,991 (at $0.87 per share)	—	—	4,395,177	3,725,394	—	—	—	—	—	3,725,394	—	—	—	—	—	—	—
Issuance of Common Stock by subsidiary at $0.87 per share									997,370	997,370			2,947,665				2,947,665
Accretion of costs related to warrants	—	—	—	—	—	—	—	—	—	—	—	—	17,783	—	—	—	17,783
Net loss attributable to non-controlling interests
Net loss	—	—	—	—	—	—	—	—	(156,432)	(156,432)	—	—	—	—	—	(2,108,826)	(2,108,826)
Translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,268)	—	(3,268)
Balance at December 31, 2006	1,043,426	$254,525	4,625,830	$3,926,180	—	$—	—	$—	$840,938	$5,021,643	544,966	$5,450	$4,435,467	$(245,263)	$(67,057)	$(3,115,317)	$1,013,280

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
NON-CONTROLLING INTERESTS AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock								Non- Controlling Interest	Total Con- vertible Preferred Stock and non- controlling interests	Common Stock		Additional Paid In Capital	Stock- holders’ Notes Receivable	Accu- mulated Other Compre- hensive Income (Loss)	Deficit Accu- mulated During Devel- opment Stage	Total Stock- holders’ Equity (Deficit)
	Series A		Series B		Series C		Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance at December 31, 2006	1,043,426	$254,525	4,625,830	$3,926,180	—	$—	—	$—	$840,938	$5,021,643	544,966	$5,450	$4,435,467	$(245,263)	$(67,057)	$(3,115,317)	$1,013,280
Issuance of Series B convertible preferred stock (at $0.87 per share)	—	—	3,447,678	3,000,000	—	—	—	—		3,000,000	—	—	—	—	—	—	—
Issuance of stock by subsidiary (at $0.87 per share)	—	—	—	—	—	—	—	—	481,682	481,682	—	—	518,318	—	—	—	518,318
Repurchase of restricted shares of common stock (at $0.30 per share)	—	—	—	—	—	—	—	—	—	—	(11,484)	(115)	(37,712)	37,827	—	—	—
Issuance of restricted shares of common stock (at $0.30 per share)	—	—	—	—	—	—	—	—	—	—	8,627	86	28,330	(28,416)	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	177,511	—	—	—	177,511
Accretion of costs related to warrants	—	—	—	—	—	—	—	—	—	—	—	—	17,784	—	—	—	17,784
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,028,376)	(7,028,376)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—	—	(130,165)	(130,165)	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	(7,399)	(7,399)	—	—	—	—	(20,656)	—	(20,656)
Balance at December 31, 2007	1,043,426	254,525	8,073,508	6,926,180	—	—	—	—	1,185,056	8,365,761	542,109	5,421	5,139,698	(235,852)	(87,713)	(10,143,693)	(5,322,139)
Issuance of Series C convertible preferred stock, net of issuance costs of $97,868 (at $1.75 per share)	—	—	—	—	3,351,156	5,759,143	—	—		5,759,143	—	—	—	—	—	—	—
Issuance of stock by subsidiary (at $1.75 per share)	—	—	—	—	—	—	—	—	1,462,784	1,462,784	—	—	1,680,069	—	—	—	1,680,069
Issuance of warrants in connection with issuance of Series C Preferred Shares (at $1.75 per share)	—	—	—	—	—	(14,016)	—	—	—	(14,016)	—	—	14,016	—	—	—	14,016
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	832	8	2,704	—	—	—	2,712
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	187,634	—	—	—	187,634
Issuance of common stock warrants for services (at $0.47 per share)	—	—	—	—	—	—	—	—	—	—	—	—	15,529	—	—	—	15,529
Net loss	—	—	—	—	—	—	—	—		—	—	—	—	—	—	(10,037,292)	(10,037,292)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—	—	(138,476)	(138,476)	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	(8,373)	(8,373)	—	—	—	—	(15,960)	—	(15,960)
Balance at December 31, 2008	1,043,426	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	—	$—	$2,500,991	$15,426,823	542,941	$5,429	$7,039,650	$(235,852)	$(103,673)	$(20,180,985)	$(13,475,431)

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
NON-CONTROLLING INTERESTS AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock								Non- Controlling Interest	Total Con- vertible Preferred Stock and non- controlling interests	Common Stock		Additional Paid In Capital	Stock- holders’ Notes Receivable	Accu- mulated Other Compre- hensive Income (Loss)	Deficit Accu- mulated During Devel- opment Stage	Total Stock- holders’ Equity (Deficit)
	Series A		Series B		Series C		Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance at December 31, 2008	1,043,426	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	—	—	$2,500,991	$15,426,823	542,941	$5,429	$7,039,650	$(235,852)	$(103,673)	$(20,180,985)	$(13,475,431)
Conversion of common stock into Series A Preferred	1,440,267										(361,791)	(3,618)	3,618
Issuance of Series D convertible preferred stock net of issuance costs of $139,972 (at $1.22 per share)		—	—	—	—	—	3,483,603	4,092,721		4,092,721		—	—	—	—	—	—
Conversion of notes payable into Series D convertible preferred stock	—	—	—	—	—	—	3,429,691	4,167,188	—	4,167,188	—	—	403,261	—	—	—	403,261
Issuance of stock by subsidiary (at $1.22 per share)	—	—	—	—	—	—	—	—	1,552,295	1,552,295	—	—	925,800	—	—	—	925,800
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	856	9	2,874	—	—	—	2,883
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—		210,062	—	—	—	210,062
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,665,977)	(8,665,977)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—	38,059	38,059	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	(22,730)	(22,730)	—	—	—	—	48,519	—	48,519
Balance at December 31, 2009	2,483,693	254,525	8,073,508	6,926,180	3,351,156	5,745,127	6,913,294	8,259,909	4,068,615	25,254,356	182,006	1,820	8,585,265	(235,852)	(55,154)	(28,846,962)	(20,550,883)
Issuance of Series D convertible preferred stock net of issuance costs of $113,539 (at $1.22 per share)	—	—	—	—	—	—	12,644,098	15,249,457		15,249,457	—	—	—	—	—	—	—
Write-off of stockholders’ notes receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	40,852	—	—	40,852
Issuance of stock by subsidiary (at $1.22 per share)	—	—	—	—	—	—	—	—	949,481	949,481	—	—	490,091	—	—	—	490,091
Issuance of warrants for services (at $1.75 per share)	—	—	—	—	—	—	—	(19,861)	—	(19,861)	—	—	19,861	—	—	—	19,861
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	434	4	1,234	—	—	—	1,238
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	327,394	—	—	—	327,394
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,780,607)	(8,780,607)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—	112,985	112,985	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	27,198	27,198	—	—	—	—	29,710	—	29,710
Balance at December 31, 2010	2,483,693	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	19,557,392	$23,489,505	$5,158,279	$41,573,616	182,440	$1,824	$9,423,845	$(195,000)	$(25,444)	$(37,627,569)	$(28,422,344)

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
NON-CONTROLLING INTERESTS AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock								Non- Controlling Interest	Total Con- vertible Preferred Stock and non- controlling interests	Common Stock		Additional Paid In Capital	Stock- holders’ Notes Receivable	Accu- mulated Other Compre- hensive Income (Loss)	Deficit Accu- mulated During Devel- opment Stage	Total Stock- holders’ Equity (Deficit)
	Series A		Series B		Series C		Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance at December 31, 2010	2,483,693	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	19,557,392	$23,489,505	$5,158,279	$41,573,616	182,440	$1,824	$9,423,845	$(195,000)	$(25,444)	$(37,627,569)	$(28,422,344)
Issuance costs related to Series D convertible stock offering	—	—	—	—	—	—	—	(6,671)		(6,671)	—	—	—	—	—	—	—
Issuance of stock by subsidiary (at $1.22 per share)	—	—	—	—	—	—	—	—	778,749	778,749	—	—	63,408	—	—	—	63,408
Issuance of warrants for services										—			1,383				1,383
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	309,092	—	—	—	309,092
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,547,049)	(7,547,049)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—	180,663	180,663	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	4,496	4,496	—	—	—	—	72,411	—	72,411
Balance at December 31, 2011	2,483,693	254,525	8,073,508	6,926,180	3,351,156	5,745,127	19,557,392	23,482,834	6,122,187	42,530,853	182,440	1,824	9,797,728	(195,000)	46,967	(45,174,618)	(35,523,099)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	396,375	—	—	—	396,375
Exercise of common stock options, which resulted in stock subscription receivable	—	—	—	—	—	—	—	—	—	—	304	3	194	(197)	—	—	—
Issuance of common stock warrants for services										—			5,123				5,123
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,034,095)	(6,034,095)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—	225,722	225,722	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	2,617	2,617	—	—	—	—	(7,854)	—	(7,854)
Balance at December 31, 2012	2,483,693	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	19,557,392	$23,482,834	$6,350,526	$42,759,192	182,744	$1,827	$10,199,420	$(195,197)	$39,113	$(51,208,713)	$(41,163,550)

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
NON-CONTROLLING INTERESTS AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock								Non- Controlling Interest	Total Con- vertible Preferred Stock and non- controlling interests	Common Stock		Additional Paid In Capital	Stock- holders’ Notes Receivable	Accu- mulated Other Compre- hensive Income (Loss)	Deficit Accu- mulated During Devel- opment Stage	Total Stock- holders’ Equity (Deficit)
	Series A		Series B		Series C		Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance at December 31, 2012	2,483,693	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	19,557,392	$23,482,834	$6,350,526	$42,759,192	182,744	$1,827	$10,199,420	$(195,197)	$39,113	$(51,208,713)	$(41,163,550)
Exercise of common stock warrants	—	—	—	—	—	—	—	—	—	—	1,730	17	1,104	—	—	—	1,121
Receipt of stock subscription receivable related to the exercise of common stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	197	—	—	197
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	184,030	—	—	—	184,030
Net Loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,879,447)	(3,879,447)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—	196,862	196,862	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	8,827	8,827	—	—	—	—	13,810	—	13,810
Balance at December 31, 2013	2,483,693	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	19,557,392	$23,482,834	$6,556,215	$42,964,881	184,474	$1,844	$10,384,554	$(195,000)	$52,923	$(55,088,160)	$(44,843,839)

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Period from Inception (December 26, 2004) Through December 31, 2013
	2013	2012
Operating activities
Net loss	$(3,682,585)	$(5,808,373)	$(54,758,260)
Adjustments to reconcile net loss to net cash (used in) by operating activities:
Depreciation and amortization	5,455	9,094	958,033
Non-cash interest expense	533,269	—	533,269
Stock-based compensation	184,030	396,375	1,756,430
Value of warrants issued in exchange for services	—	5,123	22,035
Write-off of stockholders notes receivable	—	—	40,852
Interest charges related to warrants	—	—	53,350
Gain on sale of property and equipment	—	—	(136,043)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	18,756	1,579	(22,351)
Refundable tax credit receivable	3,364	34,957	(35,124)
Other assets	(1,813)	69,920	(100,566)
Restricted cash	152,525	—	(30,000)
Accounts payable	(96,058)	26,189	13,691
Accrued expenses	(74,558)	43,249	488,989
Net cash (used in) by operating activities	(2,957,615)	(5,221,887)	(51,215,695)
Investing activities
Proceeds from sale of property and equipment	—	—	184,802
Purchases of property and equipment	—	—	(856,370)
Costs associated with intangible assets	—	—	(97,771)
Proceeds from sale of investment securities	—	—	370,441
Cash acquired in conjunction with Exchange Agreement	—	—	13,865
Net cash used in investing activities	—	—	(385,033)
Financing activities
Proceeds from convertible notes payable	1,459,691	34,197	5,632,101
Exercise of warrants	1,121	—	1,121
Receipt of stock subscription receivable related to the exercise of common stock options	197	—	7,030
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	—	31,880,727
Proceeds from issuance of subsidiary stock, net of issuance costs	—	—	13,283,358
Proceeds from issuance of promissory notes	—	—	365,015
Proceeds from issuance of common stock, net of issuance costs	—	—	1,206,736
Payments grants payable		(109,603)	(203,554)
Net cash provided by (used in) financing activities	1,461,009	(75,406)	52,172,534
Effect of exchange rate changes on cash	24,593	(3,854)	(70,634)
Net (decrease) increase in cash	(1,472,013)	(5,301,147)	501,172
Cash, beginning of period	1,973,185	7,274,332	—
Cash, end of period	$501,172	$1,973,185	$501,172

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Period from Inception (December 26, 2004) Through December 31, 2013
	2013	2012
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—	$35,941
Cash paid for income taxes	$—	$—	$—
Supplemental disclosure of noncash investing and financing activities
Conversion of notes payable into Series D convertible preferred stock	$—	$—	$4,167,188
Issuance of restricted stock in exchange for stockholders’ notes receivable	$—	$—	$273,679
Repurchase of restricted stock in exchange for stockholder’s notes receivable	$—	$—	$37,827
Conversion of notes payable into Series A convertible preferred stock	$—	$—	$164,229
Conversion of notes and interest payable into Series B convertible preferred stock	$—	$—	$200,786

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

Eyegate Pharmaceuticals, Inc. (“Eyegate” or the “Company”), a Delaware corporation, began operations in December 2004 and is a clinical-stage specialty pharmaceutical company that is focused on developing and commercializing therapeutics and drug delivery systems for treating diseases of the eye. EyeGate’s first product in clinical trials incorporates a reformulated topically active corticosteroid, dexamethasone phosphate, that is delivered into the ocular tissues though our proprietary innovative drug delivery system, the EyeGate® II Delivery System.

On December 29, 2004, EyeGate acquired all the outstanding ordinary shares of Optis France S.A. (“Optis”) in accordance with an Exchange Agreement. In exchange, EyeGate issued shares of common stock and Series A preferred stock of EyeGate to the shareholders of Optis. As a result, Optis became a wholly-owned subsidiary of EyeGate. Optis a company registered in France was founded for the purpose of developing safer, more effective and patient-friendly ocular treatments. The share contributions and exchange was considered an exchange of shares between entities under common control. As a result, EyeGate has recognized the assets and liabilities of Optis at their carrying amounts at the date of the share exchange. Subsequent to the share exchange, Optis changed its name to EyeGate Pharma S.A.S (“EyeGate Pharma.”)

In 2006, EyeGate Pharma, raised $4,000,000 in capital, net of $54,853 of issuance and exchange rate costs, which resulted in a 30.336% non-controlling interest in EyeGate Pharma. In 2007, EyeGate Pharma raised $1,000,000 in capital, which resulted in a total 35.094% non-controlling interest in EyeGate Pharma. In 2008, EyeGate Pharma raised $3,142,853 in capital, which resulted in a total 40.668% non-controlling interest in EyeGate Pharma. In 2009, EyeGate Pharma raised $2,475,659 in capital, which resulted in a total 46.9% non-controlling interest in EyeGate Pharma. In 2011, EyeGate Pharma raised $1,441,641 in capital, which resulted in a total 49.6% non-controlling interest in EyeGate Pharma. In 2011, EyeGate Pharma raised $842,019 in capital from current investors and $633,215 in capital from its Parent, EyeGate, which resulted in a total 49.99% non-controlling interest in EyeGate Pharma (see Note 9). Such percentage remained unchanged through December 31, 2013.

Since its inception, EyeGate has devoted substantially all of its efforts to business planning, research and development, and raising capital. Accordingly, EyeGate is considered a Development Stage Enterprise, and the accompanying consolidated financial statements represent those of a Development Stage Enterprise.

The accompanying consolidated financial statements have been prepared assuming that EyeGate will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At December 31, 2013, EyeGate has cash and cash equivalents of $501,172, and an accumulated deficit of $55,088,160. EyeGate has incurred operating losses and negative operating cash flows, and future losses are anticipated. To continue development, EyeGate needs to raise additional capital through debt and/or equity financing, or access additional funding through grants. However, additional capital may not be available on terms favorable to EyeGate, if at all. Accordingly, no assurances can be given that management will be successful in these endeavors. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and EyeGate Pharma, a majority-owned subsidiary of EyeGate, collectively referred to as the Company. The interests in Eyegate Pharma not owned by the Company are reported in the consolidated balance sheets as non-controlling interests, and the interest in the earnings or loss of the subsidiary not attributable to the Company is reported as net income (loss) attributable to non-controlling interests in the consolidated statements of operations and

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies - (continued)

comprehensive loss. Non-controlling interests represents the cumulative portion of equity and operating results of subsidiaries not owned by the Company. The non-controlling interests are convertible into shares of the Company’s convertible preferred stock (see Note 7) which are classified as temporary equity on the consolidated balance sheets, and accordingly, the non-controlling interests are also classified as temporary equity. All inter-company balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Reverse Stock Split

On September 25, 2014, the Company’s Board of Directors approved a 1-for-10.98 reverse split of the Company’s outstanding common stock. Accordingly, all shares and per share amounts were retroactively adjusted to reflect this reverse split.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are required in providing for losses on accounts receivable, establishing useful lives of intangible assets and conducting impairment reviews of long-lived assets. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known.

Foreign Currency Translation

Operations of EyeGate Pharma are conducted in euros which represent its functional currency. Balance sheet accounts of such subsidiary were translated into U.S. dollars at the exchange rate in effect at the balance sheet date and income statement accounts were translated to the average rate of exchange prevailing during the period. Translation adjustments resulting from this process, were included in accumulated other comprehensive income on the consolidated balance sheet.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less, that are not restricted as to withdrawal, to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents, which were nominal in amount, consisted of money market accounts that are readily convertible to cash. As of December 31, 2013 and 2012, the Company has classified $30,000 and $182,525 as restricted cash.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful life of 3 to 7 years for all assets. Maintenance and repair costs are expensed as incurred. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable, and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Impairment of Long-Lived Assets

The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of and considers whether long-lived assets held for use have been impaired whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Management makes significant estimates and assumptions regarding future sales, cost trends, productivity and market maturity in order to test for impairment. Management reports those long-lived assets to be disposed of and assets held for

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies - (continued)

sale at the lower of carrying amount or fair value less cost to sell. Based on current facts, estimates and assumptions, management believes that no assets are impaired at December 31, 2013. There is no assurance that management’s estimates and assumptions will not change in future periods.

Research and Development Expenses

Research and development expenditures are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, benefits, facilities, research-related overhead, sponsored research costs, contracted services, license fees, and other external costs. Because the Company believes that, under its current process for developing its product, viability of the product is essentially concurrent with the establishment of technological feasibility, no costs have been capitalized to date.

Income Taxes

The Company provides deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Unrecognized uncertain tax positions are required to be disclosed and the impact of a tax position is required to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. As of December 31, 2013, the Company had no unrecognized uncertain tax positions.

Refundable Tax Credits for Research and Development

EyeGate Pharma is entitled to receive refundable tax credits associated with its research and development expenses in France. These tax credits can be realized, upon request of the Company, in the form of a cash payment or credits against tax liabilities. The Company records the refundable tax credit as income in the year in which the research and development expenses are incurred.

Sale of Stock by the Subsidiary

The Company is largely dependent on obtaining financing to generate sufficient cash to cover operating costs. EyeGate Pharma S.A.S., periodically issues preferred shares in exchange for U.S. dollar proceeds. At December 31, 2013, these shares represent a 49.99% non-controlling interest in the subsidiary, which reduced the Parent’s ownership interest in the subsidiary to 50.01%. The Company accounts for sale of stock by the subsidiary as an equity transaction by recording the carrying value of the additional shares as an increase in the non-controlling interest, with any excess proceeds representing a gain to the parent company recorded to additional paid-in capital.

Concentration of Credit Risk and Off-Balance-Sheet Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company invests cash and cash equivalents in treasury instruments with accredited financial institutions. Consequently, such funds are subject to minimal credit risk.

The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in stockholders’ equity during a period from transactions, and other events and circumstances from non-owner sources. The foreign currency translation adjustments (see above) are the Company’s only component of other comprehensive income.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies - (continued)

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The Company estimates the fair value of stock options using a Black-Scholes valuation model. The Company recognizes compensation expense for non-employee stock option grants at the fair value of the goods or services received or the equity instruments issued, whichever is more reliably measurable. The Company recorded compensation expense for non-employee awards with graded vesting using the accelerated expense attribution method.

The Company records deferred tax assets for awards that result in deductions on the Company’s income tax returns, based on the amount of compensation expenses recognized and the Company’s statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax benefit realized on the Company’s income tax return are recorded in additional paid-in capital if the tax benefit exceeds the deferred tax asset, or in the consolidated statements of operations if the deferred tax asset exceeds the tax benefit and no additional paid-in capital exists from previous awards.

Net Loss per Share

Basic and diluted net loss per common share is based on the weighted average number of shares outstanding common stock.

In computing diluted loss per share, no effect has been given to the common shares issuable upon conversion or exercise of the following anti-dilutive securities:

	Year Ended December 31,
	2013	2012
Series A convertible preferred stock	625,895	625,895
Series B convertible preferred stock (including 5,746,141, shares from conversion of non-controlling interest)	1,262,651	1,262,651
Series C convertible preferred stock (including 1,798,184, shares from conversion of non-controlling interest)	537,233	537,233
Series D convertible preferred stock (including 3,917,011, shares from conversion of non-controlling interest)	2,145,810	2,145,810
Common stock warrants	18,176	19,906
Employee stock options	762,944	773,634
Total common shares issuable	5,352,709	5,365,129

Fair Value of Financial Instruments

The carrying amounts of receivables and accounts and notes payable approximate their fair values due to the short-term nature of these financial instruments. As of December 31, 2013 and 2012, the fair value of the Company’s money market funds was $390,981 and $1,705,989, respectively.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies - (continued)

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires companies to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Companies are also required to disclose these reclassifications by each respective line item on their statements of operations. ASU 2013-02 is effective prospectively for annual reporting periods beginning after December 15, 2012, and interim periods within those annual periods. The Company adopted ASU 2013-02 for the financial statements for the period ended December 31, 2013. This adoption did not have a material impact on our consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance is effective for us in the first quarter of fiscal year 2014. The Company does not expect the adoption of ASU 2003-11 to have a material impact on its consolidated financial statements.

3. Property and Equipment

Property and equipment at December 31, 2013 and 2012 consists of the following:

	Estimated Useful Life (Years)	2013	2012
Laboratory equipment	7	$14,661	$14,661
Computer equipment	3	182,914	182,914
Computer software	3	46,038	46,038
Furniture, fixtures and office equipment	5	24,480	24,480
		268,093	268,093
Less accumulated depreciation		265,112	259,657
		$2,981	$8,436

Depreciation expense was $5,455 and $9,094 for the years ended December 31, 2013 and 2012, respectively.

4. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2013	2012
Payroll and benefits	$30,920	$69,211
Clinical trials	216,350	377,476
Consulting	12,988	16,250
Professional fees	157,953	90,610
Accrued interest	70,778	—
Other accrued expenses	—	10,000
Total accrued expenses	$488,989	$563,547

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Grants Payable

On October 27, 1998, the EyeGate Pharma was awarded a non-interest bearing grant from OSEO/Anvar of France, which is an agency of the Ministry of Research of the French Government. The grant provided for a total advance of €228,673 (equivalent value of $314,837 at December 31, 2013) with a requirement that the grant be repaid by the year 2012. This grant was repaid as of December 31, 2012. The grant further provides that every year, starting on January 1, 2010, the Company will pay an annuity equal to either (a) 45% of the proceeds, before taxes, from royalties received during the prior calendar year when those proceeds are related to the project funded or (b) 45% of the proceeds, before taxes, from the sale to a third party or the usage by the Company for its own purpose of prototypes and samples derived from the project funded. No such annuity payments were payable as of December 31, 2013 or December 31, 2012.

In February 2007, the Company was awarded a second non-interest bearing grant from OSEO/Anvar of France. The grant provided for a total advance of €119,790 (equivalent value of $164,927 at December 31, 2013) with a requirement that the grant be repaid by the year 2012. The balance of the grant payable was $41,232 and $39,591 at December 31, 2013 and 2012, respectively. There are no incremental annuity payments provided for through this grant. The balance of the grant payable is currently due. The Company, as of the issuance of this report, has not paid the grant.

6. Debt

On December 21, 2012, the Company issued unsecured promissory notes (the “2012 Notes”) to certain stockholders in the aggregate principal amount of $525,000. The notes accrue interest at a rate of 8% per annum on the outstanding principal amount. The 2012 Notes were scheduled to mature December 10, 2013 at an aggregate repayment principal amount of $1,058,270 resulting in an effective interest rate of approximately 88%. In the event that the Company issues equity securities resulting in gross proceeds to the Company of at least $2 million prior to maturity, the Company will pay the note holders the repayment principal and all accrued and unpaid interest. In the event that the Company consummates a sale of the Company, as defined below, the Company shall while the 2012 Notes remain outstanding, at the election of the holders of two-thirds of the aggregate principal outstanding (“Requisite Holders”), shall either (i) pay the holders the repayment principal amount plus accrued interest or (ii) immediately prior to the closing, convert all outstanding principal and interest into the Company’s Series D convertible preferred stock at 75% of such the series D convertible preferred stock conversion price or 58,524 common shares, subject to the amendment and restatement detailed below.

On December 2, 2013, the 2012 Notes, the Company and the Requisite Holders agreed to extend the maturity of the notes until June 10, 2014. All other terms of the 2012 Notes remain the same. As the Company did not have the ability pay the debt and interest on maturity, and it could not obtain alternative financing from other creditors, it has prospectively accounted for this modification as a troubled debt restructuring.

The Company recorded non-cash interest expense of approximately $533,000 resulting from amortization of the difference between the aggregate principal amount and the aggregate principal repayment amount of the 2012 Notes.

On July 20, 2013, the Company entered into a Convertible Promissory Note Purchase Agreement (“Note Purchase Agreement”), pursuant to which the Company could issue up to an aggregate principal amount of $1,500,000 of unsecured promissory notes (the “2013 Notes”) to certain stockholders. The 2013 Notes mature on July 29, 2014, and accrue interest at a rate of 8% per annum. In the event that the Company issues equity securities resulting in gross proceeds to the Company of at least $3 million prior to maturity, the Company will pay the note holders the repayment principal and all accrued and unpaid interest. In the event that the Company consummates a sale of the Company, as defined, the Company shall while the 2012 Notes remain outstanding, at the election of the holders of two-thirds of the aggregate principal outstanding shall either (i) pay the holders the repayment principal amount plus accrued interest or (ii) immediately prior to the

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Debt - (continued)

closing, convert all outstanding principal and interest in into the Company’s Series D convertible preferred stock at 87.5% of the Series D convertible preferred stock conversion price, or 128,467 common shares, subject to the amendment and restatement detailed below.

Under the terms of the 2012 and 2013 Notes, “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholder of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; if any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company, or any successor or indebtedness of the Company is cancelled or converted or a combination thereof or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

On July 29, 2013, the Company issued 2013 Notes in an aggregate principal amount of $968,970 pursuant to the Note Purchase Agreement.

The Company and each holder of the 2012 Notes and the 2013 Notes executed and delivered an amended and restated promissory note (collectively, the “Amended and Restated Notes”) in the principal amount of the sum of all outstanding principal and accrued and unpaid interest as of June 6, 2014.

In the event that the Company issues equity securities resulting in gross proceeds to the Company of at least $5 million prior to maturity, all outstanding principal and accrued and unpaid interest under the Amended and Restated Notes will automatically convert into the equity securities, as applicable, in connection with the closing of the first sale of the equity securities of the Company. In the event that the Company consummates a sale of the Company, as defined therein, the Company shall, while the Amended and Restated Notes remain outstanding, at the election of the holders of two-thirds of the aggregate principal outstanding thereunder, shall immediately prior to the closing, convert all outstanding principal and interest under the 2014 Notes into the Company’s Series D Preferred stock at 70.0% of the Series D Preferred Stock original issuance price.

7. Preferred Stock

At December 31, 2013 and 2012, the Company had 45,462,673 authorized shares of convertible preferred stock, of which 2,483,693 shares were designated as Series A convertible preferred stock (“Series A preferred stock”), 13,794,259 shares were designated as Series B convertible preferred stock (“Series B preferred stock”), 5,161,236 shares were designated as Series C convertible preferred stock (“Series C preferred stock”), and 24,023,485 shares were designated as Series D convertible preferred stock (“Series D preferred stock”).

In connection with the December 29, 2004 Exchange Agreement between EyeGate Pharmaceuticals, Inc. and EyeGate Pharma S.A.S., each share of EyeGate Pharma S.A.S. preferred stock was converted into one share of EyeGate Pharmaceuticals, Inc. Series A preferred stock. The exchange resulted in the issuance of 974,998 shares ($90,296) of Series A preferred stock.

In October 2005, the Company issued 68,428 shares of Series A preferred stock, at $2.40 per share, in full satisfaction by the Company of its obligation to reimburse certain investors for certain notes payable totaling $164,229, previously made by the investors for and on behalf of the Company.

In July 2006, the Company issued 230,653 shares of Series B preferred stock upon the conversion of convertible notes totaling $200,786. In addition, proceeds of $3,725,394, net of issuance costs of $98,991, from the sale of an additional 4,395,177 shares of Series B preferred stock were received in 2006.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Preferred Stock - (continued)

In January 2007, the Company issued additional 3,447,678 shares of Series B preferred stock for proceeds of $3,000,000.

On March 7, 2008, the Company and certain investors entered into a stock purchase agreement (“2008 SPA”) for the issuance of Series C preferred stock in two tranches. At the first tranche on March 7, 2008, the Company issued 3,351,156 shares of Series C preferred stock at $1.75 per share, for proceeds of $5,759,143, net of issuance costs. For the second tranche, the Company and investors amended the 2008 SPA and agreed to convert the second closing to a convertible note financing as executed in the note purchase agreement. The notes carried annual interest at 0.81%. The Company imputed interest to reflect a fair market rate of 10% on the notes. The additional interest expense of $468,007 was recorded within additional paid-in capital. In December 2009, the notes automatically converted to the Company’s Series D preferred stock at $1.22.

On December 8, 2009, the Company’s received proceeds $4,167,188 of convertible notes which were simultaneously converted into 3,429,691 of the Company’s Series D preferred stock. The Company and certain investors also entered into a stock purchase agreement (“2009 SPA”) for the issuance of Series D preferred stock in several tranches. At the first tranche on December 8, 2009, the Company issued 3,483,603 shares of Series D preferred stock at $1.22 per share for approximately $4,092,721 of net proceeds. The Company’s convertible notes and issuance of the Series D stock resulted in total proceeds of $8,259,909, net of issuance costs. In connection with the first tranche, one shareholder of common stock converted 361,791 shares of common stock for 1,440,267 shares of Series A preferred stock.

The Company completed the closing of the second tranche on June 15, 2010. The Company issued 12,644,098 shares of Series D preferred stock at $1.22 per share. The issuance of the Series D stock resulted in total proceeds of $15,249,457, net of issuance costs.

The rights, preferences and privileges of the Series A, B, C and D preferred stock are as follows:

Voting

The holders of the Series A, B, C and D preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote other than matters that must by law be voted by class or series vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

Series A, B, C and D preferred stockholders are entitled to receive dividends with respect to any shares of Series A, B, C and D shares held by them, only if, when and as such dividends are declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose. For the period from inception (December 26, 2004) through December 31, 2013, the Company has not declared dividends related to the Series A, B, C and D preferred stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the affairs of the Company, including a change of control, the holders of the then outstanding shares of Series D preferred stock, including the holders of the corresponding S.A.S. shares per the exchange agreements, shall receive an amount equal to the original issuance price of Series D preferred stock ($1.22) plus all accumulated but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding Series A, B and C preferred stock and common stock. The holders of the then outstanding shares of Series C preferred stock shall receive an amount equal to the original issuance price of Series C preferred stock ($1.75) plus all accumulated but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding Series B and A preferred stock and common stock. The holders of the then outstanding shares of Series B preferred stock shall receive an amount equal to the original issuance price of Series B preferred stock ($0.87) plus all accumulated but unpaid dividends, payable in preference and priority to any

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Preferred Stock - (continued)

payments made to the holders of the then outstanding Series A preferred stock and common stock. The holders of the then outstanding Series A preferred stock shall receive an amount equal to the original issuance price per share of Series A preferred stock ($2.40) plus all accumulated but unpaid dividends. The remaining assets available for distribution, if any, shall be distributed among the holders of shares of common stock, such distribution to be made ratably based on the number of common shares held by each.

Conversion

Each share of Series A, B, C and D preferred stock is convertible at the option of the holder, into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion price of the Series D preferred stock is $1.22, Series C preferred stock is $1.75, and Series A and B preferred stock is $0.87 and are subject to adjustment in accordance with antidilution provisions. All outstanding shares of Series A, B, C and D preferred stock convert automatically to common stock immediately upon the closing of an underwritten public offering in which the public offering price equals or exceeds $4.35 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) at the conversion rates of 1:0.251, 1:0.091, 1:0.091, and 1:0.091, respectively.

All series of preferred stock have classified as temporary equity as the preferred stock is redeemable at the option of the holder in the event of a change in control.

8. Warrants

At December 31, 2007, the Company had warrants outstanding to purchase 2,599 shares of the Company’s common stock, which expired on December 29, 2011. On September 29, 2008, the Company issued warrants to purchase 7,247 shares of Common Stock to a consultant in exchange for services rendered, at $5.16 exercise price per share and exercisable through September 29, 2015. The fair value of the warrants at issuance amounted to $15,529 and was recorded as general and administrative expenses in the 2008 consolidated statement of operations.

In March 2008, the Company issued warrants to purchase 11,901 shares of Series C Preferred Stock for services rendered in connection with the initial closing of the Series C Preferred Stock, exercisable at $1.75 per share through February 13, 2016. The fair value of the warrants at issuance amounted to $14,016 and was recorded as Series C Preferred Stock issuance cost in the 2008 consolidated statement of stockholders’ deficit.

In August 2010, the Company issued warrants to purchase 25,502 shares of Series D Preferred Stock for services rendered in connection with the initial and Second closings of the Series D Preferred Stock, exercisable at $1.22 per share through August 12, 2017. The fair value of the warrants at issuance amounted to $19,861 and was recorded as Series D Preferred Stock issuance cost in the 2010 consolidated statement of stockholders’ deficit.

In March 2011, the Company issued warrants to purchase 2,430 shares of Series D Preferred Stock for services rendered in connection with the Third and Fourth closings of the Series D Preferred Stock, exercisable at $1.22 per share through March 29, 2018. The fair value of the warrants at issuance amounted to $1,383 and was recorded as Series D Preferred Stock issuance cost in the 2011 consolidated statement of stockholders’ deficit.

In February 2012, the Company issued warrants to purchase 9,107 shares of Common Stock in exchange for services rendered at an exercise price of $0.65 per share exercisable through February 2017. The fair value of the warrants at issuance amounted to $3,687 and was recorded as a Stock issuance cost in the 2012 consolidated statement of stockholders’ deficit.

In June 2012, the Company issued warrants to purchase 1,821 shares of Common Stock in exchange for services rendered related to one of its clinical trials at an exercise price of $0.65 per share exercisable through

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Warrants - (continued)

June 2017. The fair value of the warrants at issuance amounted to $736 and was recorded as a Stock issuance cost in the 2012 consolidated statement of stockholders’ deficit.

In June 2012, the Company issued warrants to purchase 1,730 shares of Common Stock in exchange for services rendered related to one of its clinical trials at an exercise price of $0.65 per share exercisable through June 2017. The fair value of the warrants at issuance amounted to $700 and was recorded as a Stock issuance cost in the 2012 consolidated statement of stockholders’ deficit. In 2013, the holder exercised these warrants.

9. Non-controlling interest

On July 25, 2006, EyeGate Pharma, S.A.S. issued subsidiary shares in exchange for proceeds totaling €3,136,762 ($4,000,000). A total of 731,180 shares were issued at €4.29 per share, which can be exchanged for 4,596,903 of the Parent Company’s Series B Preferred Shares. These shares represented a 30.336% non-controlling interest in the subsidiary which reduced the Parent’s ownership interest in the subsidiary to 69.664%. In consolidation, this transaction resulted in a gain of $2,947,665 for the Parent Company that has been recorded as an increase in additional paid-in capital. This gain represents the excess of the offering price over the carrying amount per share of the Parent’s investment in the Subsidiary at the time of the sale.

On January 10, 2007, EyeGate Pharma, S.A.S. issued subsidiary shares in exchange for proceeds totaling €766,872 ($1,000,000). A total of 178,758 shares were issued at €4.29 per share, which can be exchanged for 1,149,226 of the Parent Company’s Series B Preferred Shares. The issuance of these shares resulted in a 35.094% non-controlling interest in the subsidiary which reduced the Parent’s ownership interest in the subsidiary to 64.906%. In consolidation, this transaction resulted in a gain of $518,318 for the Parent Company that has been recorded as an increase in additional paid-in capital. This gain represents the excess of the offering price over the carrying amount per share of the Parent’s investment in the Subsidiary at the time of the sale.

On March 7, 2008, EyeGate Pharma, S.A.S. issued subsidiary shares in exchange for proceeds totaling €2,067,265 ($3,142,853). A total of 240,940 shares were issued at €8.58 per share, which can be exchanged for 1,798,184 of the Parent Company’s Series C Preferred Shares. The issuance of these shares resulted in a 40.668% non-controlling interest in the subsidiary, which reduced the Parent’s ownership interest in the subsidiary to 59.332%. In consolidation, this transaction resulted in a gain of $1,680,069 for the Parent Company that has been recorded as an increase in additional paid-in capital. This gain represents the excess of the offering price over the carrying amount per share of the Parent’s investment in the Subsidiary at the time of the sale.

On December 8, 2009, EyeGate Pharma, S.A.S. issued subsidiary shares in exchange for net proceeds totaling €1,979,763 ($2,681,353) of which $205,694 was received in February 2010. The net proceeds include the conversion of €1,596,554 of principal and accrued interest on convertible promissory notes held by several investors. A total of 332,175 shares were issued at €5.96 per share, which can be exchanged for 2,206,806 of the Parent Company’s Series D Preferred Shares. The issuance of these shares resulted in a 46.9% non-controlling interest in the subsidiary, which reduced the Parent’s ownership interest in the subsidiary to 53.1%. In consolidation, this transaction resulted in a gain of $925,800 for the Parent Company that has been recorded as an increase to additional paid-in-capital. This gain represents the excess of the offering price over the carrying amount per share the Parent’s investment in the Subsidiary at the time of the sale.

On June 15, 2010, EyeGate Pharma, S.A.S. issued subsidiary shares in exchange for net proceeds totaling €1,007,819 ($1,235,947). A total of 169,097 shares were issued at €5.96 per share, which can be exchanged for 1,017,208 of the Parent Company’s Series D Preferred Shares. The issuance of these shares resulted in a 49.6% non-controlling interest in the subsidiary, which reduced the Parent’s ownership interest in the subsidiary to 50.4%. In consolidation, this transaction resulted in a gain of $490,091 for the Parent Company that has been recorded as an increase to additional paid-in-capital. This gain represents the excess of the offering price over the carrying amount per share the Parent’s investment in the Subsidiary at the time of the sale.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Non-controlling interest - (continued)

On February 9, 2011, EyeGate Pharma, S.A.S. issued subsidiary shares in exchange for proceeds totaling €630,265 ($842,019). A total of 105,747 shares were issued at €5.96 per share, which can be exchanged for 692,997 of the Parent Company’s Series D Preferred Shares. On February 9, 2011, the Parent, EyeGate Pharmaceuticals, Inc., purchased 79,524 shares for net proceeds totaling €473,965 ($633,215). The issuance and purchase of these shares resulted in a 49.99% non-controlling interest in the subsidiary, which reduced the Parent’s ownership interest in the subsidiary to 50.01%. In consolidation, these transactions resulted in a cumulative gain of $63,408 for the Parent Company, which is recorded to additional paid-in-capital. This gain represents the excess of the offering price over the carrying amount per share the Parent’s investment in the Subsidiary at the time of the sale.

The subsidiary shares are convertible to Series B, Series C or Series D preferred shares of the Parent Company, respectively, or to common stock of the Parent Company, at the option of the holder (voluntary exchange) or mandatorily upon the occurrence of a Mandatory Exchange Event, as defined in the Exchange Agreement and accordingly the non-controlling interest is classified as temporary equity.

10. Stockholders’ Notes Receivable

In 2005 and 2006, certain of the Company’s stockholders and officers issued various promissory notes totaling $195,000 for the sale of common stock. The notes are full recourse and are collateralized by the shares of stock sold. The notes bear interest at 6.75% and are due in one payment on the fifth anniversary of the note. The Board resolved to change the interest rate on these notes from 6.75% to 0.93% effective October 1, 2012. These notes were granted an extension making them all mature on October 1, 2016. The Company records the stockholder notes as a component of stockholders’ equity and the interest receivable on the notes as other current and long-term assets. Interest receivable on the notes at December 31, 2013 and 2012 was $91,103 and $89,291, respectively. Interest earned on the notes in 2013 and 2012 amounted to $1,812 and $10,330, respectively, and are included within interest income in the consolidated statement of operations.

During 2007, the Company cancelled a note totaling $37,827 in connection with the repurchase of 126,089 shares and issued notes totaling $28,416 in connection with the sale of 94,720 shares. This transaction resulted in a reduction of additional paid-in capital of $9,097 and a reduction of Common Stock of $314.

During 2010, the Company cancelled two notes totaling $40,852 and accumulated interest totaling $11,316 in connection with the resignation of a member of the Board of Directors. This is recorded in general and administrative expenses in the consolidated statement of operations.

11. Equity Incentive Plan

In 2005, the Company approved the 2005 Equity Incentive Plan (the “2005 Plan”). The 2005 Plan provides for the granting of options, restricted stock or other stock-based awards to employees, officers, directors, consultants and advisors. During 2010, the maximum number of common shares that may be issued pursuant to the 2005 Plan was increased to 891,222 shares. The Board is responsible for administration of the 2005 Plan. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company’s voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company’s voting stock). Nonqualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than the par value per share.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Equity Incentive Plan - (continued)

The following is a summary of stock option activity for the year ended December 31, 2013:

	Number of Options	Weighted- Average Exercise Price	Weighted-Average Contractual Life (In Years)
Outstanding at beginning of year	773,634	$0.91	6.33
Granted	—
Exercised	—
Canceled	(10,690)	$0.91
Outstanding at end of year	762,944	$0.91	5.31
Exercisable at end of year	719,608	$0.91	7.33
Vested and expected to vest at end of year	719,608	$0.91	7.33

No options were granted in 2013. The weighted-average grant date fair value of options granted in 2012 was $0.65. None of the options outstanding have an intrinsic value as of December 31, 2013, and the options exercised in 2012 did not have an intrinsic value.

The fair value of stock options issued to employees and non-employees during the year ended December 31, 2012 is measured using the following assumptions:

	Employees	Non-Employees
Expected volatility	73%	65% – 68%
Expected dividend yield	0.00%	0.00%
Expected term (in years)	6 years	7.10 to 9.23 years
Risk-free rate	0.83%	1.18% – 1.78%

The expected volatility assumption is based on the volatility of similar public companies’ stock over a term equal to the expected term of the option granted. The Company has never paid dividends and does not currently intend to pay dividends, and this has assumed a dividend yield of zero. The expected term of stock options issued to employees and directors has been estimated by the average of the term of the grants and the average duration of the time to vesting dates weighted by the percentage of the grant vesting on those dates. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option granted.

The total stock-based compensation expense for employees and non-employees is included in the accompanying consolidated statements of operations as follows:

	2013	2012	Period from Inception (December 31, 2004) through December 31,2013
Research and development	$57,901	$2,780	$154,642
General and administrative	126,129	393,595	1,601,790
	$184,030	$396,375	$1,756,432

As of December 31, 2013, there is approximately $31,910 of total unrecognized compensation expense related to unvested stock-based compensation arrangements granted. That cost is expected to be recognized over a weighted average period of 2.0 years.

In 2010 and 2008, the Company issued options to purchase Common Stock to three members of its Scientific Advisory Board. The options have been recorded at fair value as calculated using the Black-Scholes option pricing model. The options vest over a three-year period and are subject to variable accounting.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Equity Incentive Plan - (continued)

Accordingly, the options are remeasured at each reporting period and each vesting date. The Company recorded $1 related to the remeasurement of non-employee stock option grants in 2013, and $1,314 in 2012.

Stock Option Repricing

On March 12, 2012 the Company modified the terms of stock options held by three officers and six other employees to purchase 613,817 shares of the Company’s common stock. The options were originally granted between 2006 and 2011 with exercise prices ranging from $2.85 to $4.06 and had a weighted average remaining term of 7.1 years when modified. The Company reduced the exercise price of the options to $0.66 per share reflecting the Company’s most recent valuation of its common stock. In connection with the repricing, the Company recorded additional stock-based compensation expense of $31,290 and $107,948 for the year ended December 31, 2013 and 2012, respectively.

12. Income Taxes

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2013	2012
Domestic	$(3,879,447)	$(6,034,095)
Foreign	196,862	225,722
Total	$(3,682,585)	$(5,808,373)

The difference between the effective rate reflected in the provision for income taxes on loss before taxes and the amounts determined by applying the applicable statutory U.S. tax rate are analyzed below:

	Year Ended December 31,
	2013	2012
United States federal income tax rate	34.00%	34.00%
State taxes, net of federal benefit	5.28%	5.28%
Permanent differences	(4.58)%	(4.68)%
Change in valuation allowance	(31.36)%	(30.77)%
Expiration of state net operating loss carryforward	(7.20)%	(3.34)%
Research and development credits	5.05%	—%
Other	(1.19)%	(0.49)%
Effective tax rate	0.00%	0.00%

The Company’s deferred tax assets consist of the following:

	2013	2012
Net operating loss carryforwards	$14,174,494	$12,876,574
Research and development credit carryforwards	1,190,023	1,009,351
Capitalized research and development	5,590,524	6,110,082
Nonqualified stock option	98,236	98,235
Warrants issued for services	383	(694)
Depreciation and amortization	594	374
Start-up costs/organization costs	26,276	30,655
Cash versus accrual adjustments	1,220,390	1,019,753
Total deferred tax assets	22,300,920	21,144,330
Valuation allowance	(22,300,920)	(21,144,330)
Net deferred tax asset	$—	$—

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes - (continued)

As of December 31, 2013, the Company has federal, and state net operating loss carryforwards of approximately $32,483,000 and $23,637,000, respectively, to offset future federal and state taxable income, which expire at various times through 2033. The Company has foreign net operating loss carryforwards of $5,068,309 as of December 31, 2013, which can be carried forward indefinitely. As of December 31, 2013, the Company also has federal, state and foreign research and development tax credit carryforwards of approximately $894,872, $410,071, and $24,505, respectively, to offset future income taxes, which expire at various times through 2033. The federal and state net operating loss and research tax credit carryforwards may be subject to the limitations provided in the Internal Revenue Code (“IRC”) Sections 382 and 383.

The Company files United States federal income tax returns and income tax returns in the Commonwealth of Massachusetts as well as foreign tax returns for its subsidiary in France. The Company is not under examination by any jurisdiction for any tax year.

The Company has recorded a valuation allowance against its United States deferred tax assets in each of the years ended December 31, 2013 and 2012 because the Company’s management believes that it is more likely than not that these assets will not be realized. The valuation allowance increased by $1,156,590 and $1,748,810 during the year ended December 31, 2013 and 2012, respectively, primarily as a result of net operating losses.

As of December 31, 2013, the Company had no unrecognized tax benefits or related interest and penalties accrued. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. The Company has not, as yet, conducted a study of R&D credit carryforwards. This study may result in an adjustment to the Company’s R&D credit carryforwards, however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position.

The statute of limitations for assessment by the Internal Revenue Service and Massachusetts tax authorities is closed for years prior to December 31, 2009, although carryforward attributes that were generated prior to tax year 2009 may still be adjusted upon examination by the IRS or state tax authorities. The Company files income tax returns in the United States, Massachusetts and France.

The net operating loss and tax credit carryforwards are subject to review by the Internal Revenue Service in accordance with the provisions of Section 382 of the Internal Revenue Code. Under this Internal Revenue Code section, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset the Company’s taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of the Company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of the Company’s net operating loss carryforwards before they expire. The closing of the Company’s initial public offering, alone or together with transactions that have occurred or that may occur in the future, may trigger an ownership change pursuant to Section 382, which could limit the amount of research and development and net operating loss carryforwards that could be utilized annually in the future to offset the Company’s taxable income, if any. Any such limitation, whether as the result of the Company’s initial public offering, sales of common stock by the Company’s existing stockholders or additional sales of common stock by the Company after its initial public offering, could have a material adverse effect on the Company’s results of operations in future years.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies

Operating Leases

The Company has a lease for the rental of office space for its corporate headquarters. The lease covers the rental of up to 2,390 square feet.

The Company executed its lease for laboratory and office space in November 2006, under a non-cancelable operating lease that expired in December 2012. Total rent expense under this operating leases was approximately $545,497 for the year ended December 31, 2012.

The Company executed a new agreement in January 2013 which expired in June 2013. The Company exercised its option to continue the lease on a month to month basis. The agreement is cancellable by either party with one month notice. The Company subleased its existing space beginning in February 2012, and recorded the sublease income as a reduction of the rental expense.

In connection with the facility lease, the Company was required to enter into a $152,525 letter of credit for the benefit of the landlord. The letter of credit was collateralized by a certificate of deposit which was been classified as restricted cash in the accompanying consolidated balance sheet at December 31, 2012. This letter of credit was cancelled and the certificate of deposit paid back to the Company in full in January 2013.

License Agreements

The Company is a licensee under two license agreements that grant the Company the exclusive right to commercialize the technology related to its proprietary drug delivery system. Both license agreements require the Company to pay royalties to the licensor based on revenues related to the licensed technology.

One of the license agreements requires the Company to pay an annual license fee of $12,500 and, beginning January 1, 2012, requires the Company to pay an annual minimum royalty of $100,000 until the Company has a product using the technology approved and available for commercial sale in the United States. This license also requires payments upon the Company’s achievement of certain milestones. Unless terminated pursuant to the license agreement, this license will expire 12 years after the date of the first commercial sale of a product containing the licensed technology.

Future minimum payments under the license as of December 31, 2013 are as follows:

Year	Amount
2014	$142,500
2015	157,500
2016	172,500
2017	187,500
2018	202,500

Contingencies

The Company neglected to file its Reports of Foreign Bank and Financial Accounts (“FBAR”) for 2011 and 2012 as required by the Bank Secrecy Act. The Company’s failure to file an FBAR when required may result in civil penalties, criminal penalties or both. The Company could be subject to penalties up to the greater of $100,000 per year or 50% of the amount in the account at the time of the violation. The Company intends to remediate its delinquent filings using a voluntary disclosure process. As of December 31, 2013, the Company has not recorded an accrual related to this contingency as it has not been assessed a penalty and because management believes that the Company did not willfully fail to file FBAR and it has retained records of account, therefore, the Company may not be subject to a significant penalty.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Employee Benefit Plans

The Company has an employee benefit plan for its United States-based employees under Section 401(k) of the Internal Revenue Code. The Plan allows all eligible employees to make contributions up to a specified percentage of their compensation. Under the Plan, the Company may, but is not obligated to, match a portion of the employee contribution up to a defined maximum. The Company made no matching contribution for the years ended December 31, 2013 and 2012.

15. Subsequent Events

On January 15, 2014, the Company’s Board of Directors authorized loan forgiveness on a promissory note with the President of Eyegate. The note principal totaled $136,176, plus accrued interest of $64,582. In addition to the loan forgiveness, the Board also authorized a bonus award for the Eyegate President in the amount of $130,000. The bonus amount is payable on June 30, 2014 or earlier upon sale of the Company, liquidation, dissolution or winding up of the Company.

On February 28, 2014 and April 14, 2014, the Company issued $446,151 and $16,667, respectively in convertible promissory notes (the “2014 Notes”). The 2014 Notes bear interest at the rate of 8% per annum and have a scheduled maturity date of July 29, 2014.

March 25, 2014, the Board approved a proposal to pursue an offering of its stock and to file an initial public offering (“IPO”). If the IPO is successful, all of the Company’s preferred stock, and the non-controlling interests convertible into the Company’s preferred stock, will be converted into common shares of the Company and Eyegate Pharma will once again become a wholly-owned subsidiary of the Company. The Company’s 2014 Employee Stock Purchase Plan, or the 2014 ESPP, was adopted by the Board in April 2014 and is expected to be approved by the Company’s stockholders prior to the completion of the Company’s planned IPO.

The Company’s Board adopted the 2014 Equity Incentive Plan, or the 2014 Plan, and which the Company’s stockholders are expected to approve prior to the completion of the Company’s planned IPO.

The Company evaluated all events and transactions that occurred after December 31, 2013 through September 25, 2014, the date these consolidated financial statements were available to be issued. During this period, no material subsequent events came to the attention of management.

On September 25, 2014, the Company’s Board of Directors approved a 1-for-10.98 reverse split of the Company’s outstanding Common Stock.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2014	December 31, 2013
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$311,098	$501,172
Prepaid expenses and other current assets	15,716	22,351
VAT and refundable tax credit receivable	25,243	35,124
Total current assets	352,057	558,647
Property and equipment, net	1,689	2,981
Restricted cash	30,000	30,000
Other assets, including deferred offering costs	1,225,787	100,566
Total assets	$1,609,533	$692,194
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Grants payable	$37,989	$41,232
Accounts payable	275,656	13,691
Accrued expenses	1,200,452	488,989
Convertible promissory notes due to stockholders, net (aggregate principal amount outstanding $3,088,855) September 30, 2014	2,842,125	2,027,240
Warrant liability	488,000	—
Total current liabilities	4,844,222	2,571,152
Commitments and contingencies (Note 10)
Convertible preferred stock and non-controlling interests: (classified as temporary equity)
Series A convertible preferred stock, $0.01 par value: 2,483,693 shares authorized; 2,483,693 shares issued and outstanding at September 30, 2014, and December 31, 2013 (liquidation preference of $5,960,863 at September 30, 2014)	254,525	254,525
Series B convertible preferred stock, $0.01 par value: 13,819,649 shares authorized; 8,073,508 shares issued and outstanding at September 30, 2014 and December 31, 2013 (liquidation preference of $7,023,952 at September 30, 2014)	6,926,180	6,926,180
Series C convertible preferred stock, $0.01 par value: 5,161,241 shares authorized; 3,351,156 shares issued and outstanding at September 30, 2014 and December 31, 2013 (liquidation preference of $5,857,140 at September 30, 2014)	5,745,127	5,745,127
Series D convertible preferred stock, $0.01 par value: 29,020,554 shares authorized; 19,557,392 shares issued and outstanding at September 30, 2014 and December 31, 2013 (liquidation preference of $23,762,876 at September 30, 2014)	23,482,834	23,482,834
Non-controlling interest	6,658,504	6,556,215
Total convertible preferred stock and non-controlling interests	43,067,170	42,964,881
Stockholders’ deficit:
Common stock, $0.01 par value: 70,000,000 shares authorized; 201,787 shares issued at September 30, 2014 and December 31, 2013	2,018	1,844
Additional paid-in capital	10,054,250	10,384,554
Accumulated deficit	(56,445,656)	(55,088,160)
Shareholder notes receivable	(58,824)	(195,000)
Accumulated other comprehensive income	146,353	52,923
Total stockholders’ deficit	(46,301,859)	(44,843,839)
Total liabilities, convertible preferred stock, non-controlling interests and stockholders’ deficit	$1,609,533	$692,194

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Operating expenses:
Research and development	$111,600	$148,718	$421,903	$881,277
General and administrative	480,450	550,760	1,646,910	1,585,363
Total operating expenses	592,050	699,478	2,068,813	2,466,640
Other income (expense), net:
Research & development tax credit	(9,703)	4,079	15,812	10,645
Interest income	89	617	720	1,511
Extinguishment of research liability	240,000		240,000
Change in warrant liability	881,753	—	876,753	—
Interest expense	(169,831)	(179,251)	(264,040)	(434,098)
Total other income (expense), net	942,308	(174,555)	869,245	(421,942)
Net income (loss)	350,258	(874,033)	(1,199,568)	(2,888,582)
Net income attributable to non-controlling interest	(40,666)	(14,816)	(157,928)	(126,600)
Net income (loss) attributable to Eyegate Pharmaceuticals, Inc. stockholders	$309,592	$(888,849)	$(1,357,496)	$(3,015,182)
Net income (loss) per common share – basic and diluted	$1.59	$(4.82)	$(7.12)	$(16.35)
Weighted average shares outstanding – basic and diluted	194,822	184,474	190,516	184,417

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net income (loss)	$350,258	$(874,033)	$(1,199,568)	$(2,888,582)
Other comprehensive income (loss):
Foreign currency translation adjustments	$(2,610)	$(16,292)	$(7,687)	$(10,961)
Total other comprehensive (loss) income	(2,610)	(16,292)	(7,687)	(10,961)
Less:
Net income attributable to non-controlling interests	(40,666)	(14,816)	(157,928)	(126,600)
Other comprehensive (income) loss attributable to non-controlling interests	86,765	57,359	55,639	54,946
Comprehensive (income) loss attributable to non-controlling interests	$46,099	$42,543	$(102,289)	$(71,654)
Comprehensive income (loss) attributable to EyeGate Pharmaceuticals, Inc. stockholders	$393,747	$(847,782)	$(1,309,544)	$(2,971,197)

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK,
NON-CONTROLLING INTERESTS AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock								Non- Controlling Interest	Total Convertible Preferred Stock and Non-Controlling Interests
	Series A		Series B		Series C		Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2013	2,483,693	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	19,557,392	$23,482,834	$6,556,215	$42,964,881
Cancellation of shareholder note receivable										—
Stock-based compensation										—
Loss on modification and extinguishment of 2013 Notes payable due to related party treated as an equity transaction										—
Gain on troubled debt restructuring of 2012 Notes payable due from related parties treated as an equity transaction										—
Net loss									157,928	157,928
Translation adjustment									(55,639)	(55,639)
Balance at September 30, 2014	2,483,693	$254,525	8,073,508	$6,926,180	3,351,156	$5,745,127	19,557,392	$23,482,834	$6,658,504	$43,067,170

	Common Stock		Additional Paid In Capital	Stockholders’ Notes Receivable	Accumulated Other Comprehensive Loss	Deficit Accumulated During Development Stage	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2013	184,474	$1,844	$10,384,554	$(195,000)	$52,923	$(55,088,160)	$(44,843,839)
Cancellation of shareholder note receivable				136,176			136,176
Stock-based compensation			25,452				25,452
Loss on modification and 2013 Notes payable to related parties treated as an equity transaction			(668,000)				(668,000)
Gain on troubled debt restructure of 2012 Notes payable due to related parties treated as an equity transaction			200,918				200,918
Issuance of shares as settlement of a liability	15,036	151	104,849				105,000
Exercise of common stock options	2,277	23	6,477				6,500
Net loss						(1,357,496)	(1,357,496)
Translation adjustment					93,430		93,430
Balance at September 30, 2014	201,787	$2,018	$10,054,250	$(58,824)	$146,353	$(56,445,656)	$(46,301,859)

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended September 30,
	2014	2013
Operating activities
Net loss	$(1,199,568)	$(2,888,582)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,292	4,582
Non-cash interest expense	113,400	386,650
Fair value adjustment of common stock warrants	(876,753)	—
Stock-based compensation	25,452	138,475
Loss on cancellation of shareholders’ note receivable and related accrued interest receivable	200,758	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	6,635	17,922
VAT and refundable tax credit receivable	8,810	19,622
Other assets	(718)	(1,356)
Restricted cash	—	152,525
Accounts payable	261,965	(20,501)
Accrued expenses	944,245	(45,517)
Net cash used in operating activities	(514,482)	(2,236,180)
Financing activities
Proceeds from convertible notes payable	1,471,374	1,455,526
Exercise of warrants	—	1,121
Exercise of stock options	6,500
Deferred offering costs	(1,189,084)	—
Receipt of stock subscription receivable related to the exercise of common stock options	—	197
Net cash provided by financing activities	288,790	1,456,844
Effect of exchange rate changes on cash	35,618	17,497
Net decrease in cash	(190,074)	(761,839)
Cash and cash equivalents, beginning of period	501,172	1,973,185
Cash and cash equivalents, end of period	$311,098	$1,211,346
Supplemental disclosure of cash flow information
Warrants issued to related parties in conjunction with issuance of amended convertible notes	$1,364,753
Settlement of a liability with shares	105,000
Accrued interest added to notes	127,782

See accompanying notes to the consolidated financial statements.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. Nature of Business and Liquidity

Eyegate Pharmaceuticals, Inc. (“Eyegate” or the “Company”), a Delaware corporation, began operations in December 2004 and is a clinical-stage specialty pharmaceutical company that is focused on developing and commercializing therapeutics and drug delivery systems for treating diseases of the eye. EyeGate’s first product in clinical trials incorporates a reformulated topically active corticosteroid, dexamethasone phosphate, that is delivered into the ocular tissues though our proprietary innovative drug delivery system, the EyeGate® II Delivery System.

On December 29, 2004, EyeGate acquired all the outstanding ordinary shares of Optis France S.A. (“Optis”) in accordance with an Exchange Agreement. In exchange, EyeGate issued shares of common stock and Series A preferred stock of EyeGate to the shareholders of Optis. As a result, Optis became a wholly-owned subsidiary of EyeGate. Optis a company registered in France was founded for the purpose of developing safer, more effective and patient-friendly ocular treatments. The share contributions and exchange was considered an exchange of shares between entities under common control. As a result, EyeGate has recognized the assets and liabilities of Optis at their carrying amounts at the date of the share exchange. Subsequent to the share exchange, Optis changed its name to EyeGate Pharma S.A.S (“EyeGate Pharma”).

In 2006, EyeGate Pharma, raised $4,000,000 in capital, net of $54,853 of issuance and exchange rate costs, which resulted in a 30.336% non-controlling interest in EyeGate Pharma. In 2007, EyeGate Pharma raised $1,000,000 in capital, which resulted in a total 35.094% non-controlling interest in EyeGate Pharma. In 2008, EyeGate Pharma raised $3,142,853 in capital, which resulted in a total 40.668% non-controlling interest in EyeGate Pharma. In 2009, EyeGate Pharma raised $2,475,659 in capital, which resulted in a total 46.9% non-controlling interest in EyeGate Pharma. In 2011, EyeGate Pharma raised $1,441,641 in capital, which resulted in a total 49.6% non-controlling interest in EyeGate Pharma. In 2011, EyeGate Pharma raised $842,022 in capital from current investors and $633,214 in capital from its Parent, EyeGate, which resulted in a total 49.99% non-controlling interest in EyeGate Pharma. Such percent remained unchanged through September 30, 2014.

On March 25, 2014, the Board approved a proposal to pursue an offering of its stock and to file an initial public offering (“IPO”). If the IPO is successful, all of the Company’s preferred stock, and the non-controlling interests convertible into the Company’s preferred stock, will be converted into common shares of the Company and EyeGate Pharma will once again become a wholly-owned subsidiary of the Company.

On June 17, 2014, the Company’s Restated and Amended Certification of Incorporation, was further amended to authorize the Company to issue 120,485,136 shares consisting of 70,000,000 share of common stock $0.01 par value per share and 50,485,136 shares of preferred stock, $0.01 par value per share (“Preferred Stock”), of which 2,483,692 shares are designated as Series A Convertible Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”) 13,819,649 shares are designated as Series B Convertible Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”), 5,161,241 shares are designated as Series C Convertible Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”) and 29,020,554 shares are designated as Series D Convertible Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”). The term “Designated Preferred Stock” shall mean, as the context may require, individually or collectively, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock.”

Since its inception, EyeGate has devoted substantially all of its efforts to business planning, research and development, and raising capital. Accordingly, EyeGate is considered a Development Stage Enterprise, and has elected the provisions of ASU 2014-10 (See Note 2) thereby eliminating the “inception to date” disclosures.

The accompanying consolidated financial statements have been prepared assuming that EyeGate will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At September 30, 2014, EyeGate has cash and cash equivalents of $311,098 and an accumulated deficit of $56,445,656. EyeGate has incurred operating losses and negative operating cash flows

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. Nature of Business and Liquidity - (continued)

since inception, and future losses are anticipated. To continue development, EyeGate needs to raise additional capital through debt and/or equity financing, or access additional funding through grants. However, additional capital may not be available on terms favorable to EyeGate, if at all. Accordingly, no assurances can be given that management will be successful in these endeavors. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statement do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The unaudited interim consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with US GAAP have been condensed or omitted. Accordingly, these unaudited interim consolidated financial statements and accompanying footnotes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2013. In the opinion of management, these financial statements reflect all adjustments that are necessary for a fair presentation of the results of operations and financial condition for the interim periods shown including normal recurring accruals and other items.

The accompanying consolidated financial statements include the accounts of the Company and EyeGate Pharma, a majority-owned subsidiary of EyeGate, collectively referred to as the Company. The interests in Eyegate Pharma not owned by the Company are reported in the consolidated balance sheets as non-controlling interests, a component of stockholders’ equity, and the interest in the earnings or loss of the subsidiary not attributable to the Company is reported as net income (loss) attributable to non-controlling interests in the consolidated statements of operations and comprehensive loss. Non-controlling interests represents the cumulative portion of equity and operating results of subsidiaries not owned by the Company. The non-controlling interests are convertible into shares of the Company’s convertible preferred stock which are classified as temporary equity on the consolidated balance sheets, and accordingly, the non-controlling interests are also classified as temporary equity. All inter-company balances and transactions have been eliminated in consolidation.

Reverse Stock Split

The Company’s Board of Directors approved a 1-for-10.98 reverse split of the Company’s outstanding common stock. Accordingly, all shares and per share amounts were retroactively adjusted to reflect this reverse split.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are required in providing for losses on accounts receivable, fair value of warrants and conducting impairment reviews of long-lived assets. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. Summary of Significant Accounting Policies - (continued)

Foreign Currency Translation

Operations of EyeGate Pharma are conducted in euros which represent its functional currency. Balance sheet accounts of such subsidiary were translated into U.S. dollars at the exchange rate in effect at the balance sheet date and income statement accounts were translated to the average rate of exchange prevailing during the period. Translation adjustments resulting from this process, were included in accumulated other comprehensive loss on the consolidated balance sheet.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with a maturity of 90 days or less, that are not restricted as to withdrawal, to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents, consisted of money market accounts that are readily convertible to cash. As of September 30, 2014 and December 31, 2013, the Company has classified $30,000 as restricted cash.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful life of 3 to 7 years for all assets. Maintenance and repair costs are expensed as incurred. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable, and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Impairment of Long-Lived Assets

The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of and considers whether long-lived assets held for use have been impaired whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Management makes significant estimates and assumptions regarding future sales, cost trends, productivity and market maturity in order to test for impairment. Management reports those long-lived assets to be disposed of and assets held for sale at the lower of carrying amount or fair value less cost to sell. Based on current facts, estimates and assumptions, management believes that no assets are impaired at September 30, 2014. There is no assurance that management’s estimates and assumptions will not change in future periods.

Research and Development Expenses

Research and development expenditures are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, benefits, facilities, research-related overhead, sponsored research costs, contracted services, license fees, and other external costs. Because the Company believes that, under its current process for developing its product, viability of the product is essentially concurrent with the establishment of technological feasibility, no costs have been capitalized to date.

Income Taxes

The Company provides deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the impact of an uncertain tax position in the financial statements if that position is more likely than not of being sustained by the taxing authority. As of September 30, 2014, the Company had no unrecognized uncertain tax positions.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. Summary of Significant Accounting Policies - (continued)

Refundable Tax Credits for Research and Development

EyeGate Pharma is entitled to receive refundable tax credits associated with its research and development expenses in France. These tax credits can be realized, upon request of the Company, in the form of a cash payment or credits against tax liabilities. The Company records the refundable tax credit as income in the year in which the research and development expenses are incurred.

Sale of Stock by the Subsidiary

The Company is largely dependent on obtaining financing to generate sufficient cash to cover operating costs. Through 2011, EyeGate Pharma S.A.S., periodically issued preferred shares in exchange for U.S. dollar proceeds. At September 30, 2014, these shares represent a 49.99% non-controlling interest in the subsidiary, which reduced the Parent’s ownership interest in the subsidiary to 50.01%. The Company accounts for the sale of stock by the subsidiary (of which there were no such sales in 2014 and 2013) as an equity transaction by recording the carrying value of the percentage of the equity sold as an increase in the non-controlling interest, with any excess proceeds representing a gain to the parent company recorded to additional paid-in capital.

Concentration of Credit Risk and Off-Balance-Sheet Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company invests cash in accredited financial institutions and cash equivalents in widely held money market funds. Consequently, such funds are subject to minimal credit risk.

The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in stockholders’ equity during a period from transactions, and other events and circumstances from non-owner sources. The foreign currency translation adjustments (see above) are the Company’s only component of other comprehensive income (loss).

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The Company estimates the fair value of stock options using a Black-Scholes valuation model. The Company recognizes compensation expense for non-employee stock option grants at the fair value of the goods or services received or the equity instruments issued, whichever is more reliably measurable. The Company recorded compensation expense for non-employee awards with graded vesting using the accelerated expense attribution method.

The Company records deferred tax assets for awards that result in deductions on the Company’s income tax returns, based on the amount of compensation expenses recognized and the Company’s statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax benefit realized on the Company’s income tax return are recorded in additional paid-in capital if the tax benefit exceeds the deferred tax asset, or in the consolidated statements of operations if the deferred tax asset exceeds the tax benefit and no additional paid-in capital exists from previous awards.

Net Income (Loss) per Share

Basic and diluted net loss per common share is based on the weighted average number of shares outstanding common stock.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. Summary of Significant Accounting Policies - (continued)

In computing diluted loss per share, no effect has been given to the common shares issuable upon conversion or exercise of the following dilutive securities as the Company’s net loss would make the effect anti-dilutive.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Series A convertible preferred stock	625,894	625,894	625,894	625,894
Series B convertible preferred stock (including 525,004, shares from conversion of non-controlling interest)	1,262,651	1,262,651	1,262,651	1,262,651
Series C convertible preferred stock and warrants (including 187,173, shares from conversion of non-controlling interest)	537,233	555,981	537,233	555,981
Series D convertible preferred stock and warrants (including 358,146, shares from conversion of non-controlling interest)	2,145,810	2,333,212	2,145,810	2,333,212
Common stock warrants	18,176	18,176	18,176	18,176
Employee stock options	752,372	773,634	752,372	773,634
Total common shares issuable	5,342,136	5,569,548	5,342,136	5,569,548

The above table does not include shares issuable upon warrants issued to note holders or upon conversion of promissory notes (See Note 5) as the number of shares issuable under the warrants is not yet determinable.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate their fair values due to the short-term nature of these financial instruments. As of September 30, 2014 and December 31, 2013, the fair value of the Company’s money market funds was $190,004 and $390,981, respectively.

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 — No observable pricing inputs in the market

The following table represents the fair value of the warrant liability measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
As of September 30, 2014
Non-current liabilities:
Warrant liability	$—	$—	$488,000	$488,000
As of December 31, 2013 — Not applicable

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. Summary of Significant Accounting Policies - (continued)

Deferred issuance costs

Deferred public offering costs, which primarily consist of direct, incremental legal and accounting fees relating to the company’s initial public offering, are capitalized within deferred issuance costs. The deferred issuance costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. The Company has incurred approximately $1,159,000 in initial public offering costs as of September 30, 2014, which is included in other assets on the accompanying balance sheet.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers. This ASU provides a robust framework for addressing revenue issues. The core principle contained in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods and services. This amendment will be effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company will evaluate the impact of this ASU after it begins to earn revenue.

In June 2014, the FASB issued ASU 2014-10 Development Stage Entities. The amendments to the authoritative literature in this ASU remove the definition of a development stage entity, thereby removing the distinction between the development stage entities and the other reporting entities. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. These amendments are effective for annual reporting period beginning after December 15, 2014, and interim periods beginning after December 15, 2015, however early adoption is permitted. The Company has elected to early adopt ASU 2014-10 effective with its interim financial information for the three and six months ended June 30, 2014. Upon adoption of this ASU the Company eliminated the inception-to-date information in the statements of operations, comprehensive loss, cash flows and convertible preferred stock, non-controlling interests and stockholders’ deficit and no longer labels its financial statements as those of a company in the development stage.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. The new standard will be effective for reporting periods beginning after December 15, 2016, with early adoption permitted. Management is currently evaluating the impact of the adoption of ASU 2014-15 on our financial statements and disclosures.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

3. Accrued Expenses

Accrued expenses consist of the following:

	September 30, 2014	December 31, 2013
Payroll and benefits	$192,205	30,920
Clinical trials	—	216,350
Consulting	38,366	12,988
Professional fees	882,566	157,953
Accrued interest	87,315	70,778
Total accrued expenses	$1,200,452	488,989

4. Grants Payable

On October 27, 1998, the EyeGate Pharma was awarded a non-interest bearing grant from OSEO/Anvar of France. The balance of the grant was repaid in 2012. No annuity payments (specified percentage of the proceeds from the sale or license of products funded by such research grant) were payable as of September 30, 2014 or December 31, 2013.

In February 2007, the Company was awarded a second non-interest bearing grant from OSEO/Anvar of France. The balance of the grant payable was $37,989 and $41,232 at September 30, 2014 and December 31, 2013, respectively. There are no incremental annuity payments provided for through this grant. The balance of the grant payable is currently due. The Company, as of the issuance of this report, has not paid the grant.

5. Debt

On December 21, 2012, the Company issued unsecured promissory notes (the “2012 Notes”) to certain stockholders in the aggregate principal amount of $525,000. The notes accrued interest at a rate of 8% per annum on the outstanding principal amount. The 2012 Notes were scheduled to mature December 10, 2013 at an aggregate repayment principal amount of $1,058,270 (the “premium” of $533,000 was recognized as additional interest through December 10, 2013) resulting in an effective interest rate of approximately 88%. On December 2, 2013, the 2012 Notes, the Company and the Requisite Holders agreed to extend the maturity of the notes until June 10, 2014. All other terms of the 2012 Notes remained the same.

On July 20, 2013, the Company entered into a Convertible Promissory Note Purchase Agreement (“Note Purchase Agreement”), pursuant to which the Company could issue up to an aggregate principal amount of $1,500,000 of unsecured promissory notes (the “2013 Notes”) to certain stockholders. The 2013 Notes were scheduled to mature on July 29, 2014, and accrued interest at a rate of 8% per annum. In the event that the Company issued equity securities resulting in gross proceeds to the Company of at least $3 million prior to maturity, the Company was to pay the note holders the repayment principal and all accrued and unpaid interest, at such time. In the event that the Company consummated a sale of the Company, as defined, the Company was to, while the 2012 Notes remain outstanding and at the election of the holders of two-thirds of the aggregate principal outstanding either (i) pay the holders the repayment principal amount plus accrued interest or (ii) immediately prior to the closing, convert all outstanding principal and interest into the Company’s Series D convertible preferred stock at 87.5% of the Series D convertible preferred stock conversion price.

On July 29, 2013, the Company issued 2013 Notes in an aggregate principal amount of $968,970 pursuant to the Note Purchase Agreement. On February 28, 2014, the Company issued an additional $446,151 in convertible promissory notes (the “2013 Notes”) and on April 15, 2014, the Company issued $16,667 of additional 2013 Notes.

On June 6, 2014, the Company entered into a Convertible Promissory Note and Warrant Purchase Agreement (“Note and Warrant Purchase Agreement”), pursuant to which the Company could issue up to an aggregate principal amount of $2,000,000 of unsecured promissory notes (the “2014 Notes”) to certain

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

5. Debt - (continued)

stockholders. The 2014 Notes mature on June 6, 2015, and accrue interest at a rate of 12% per annum. In the event that the Company issues equity securities, resulting in gross proceeds to the Company of at least $5 million prior to maturity, all outstanding principal and accrued and unpaid interest under the 2014 Notes will automatically convert into the newly issued equity securities at 70% of the offering price, as applicable, in connection with the closing of the first sale of the equity securities of the Company. In the event that the Company consummates a sale of the Company, as defined, the Company shall, while the 2014 Notes remain outstanding and at the election of the holders of two-thirds of the aggregate principal outstanding shall immediately prior to the closing, convert all outstanding principal and interest into the Company’s Series D convertible preferred stock (or other Subsequent Qualified Financing Instruments) at 70.0% of the Series D convertible preferred stock original issuance price.

The Company and each holder of 2012 and 2013 Notes executed an amended and restated promissory note (“Amended and Restated Notes”) in the principal amount of the sum of all outstanding principal and accrued and unpaid interest as at June 6, 2014, which aggregated approximately $2.1 million as of June 6, 2014. The Amended and Restated Notes have the same terms as the 2014 Notes.

As part of the Amended and Restated Notes, the requirement to pay the above mentioned premium of $533,000 on the 2012 Notes was rescinded. The Company determined that the restructuring and amendment of 2012 debt agreement resulted in a troubled debt restructuring, primarily due to concession in the form of the rescission of the premium and resulted in a gain of approximately $200,000. Since such note holders are also shareholders in the Company, such gain was recognized as a capital contribution by the note holders. The fair value of the warrants of approximately $260,000 (see discussion below) issued to such note holders was recorded as a warrant liability. The carrying amount of the Amended and Restated debt is approximately $660,000 at September 30, 2014, representing the expected, undiscounted cash flows over the term of the notes and the face amount is approximately $586,000.

The restructuring of the 2013 notes resulted in a recognition of an extinguishment of debt as the terms of the new debt and of the original instrument are substantially different. The Company recorded a loss of $668,000, (the difference between the reacquisition price, consisting of the warrant issued and the fair value of the ‘new’ debt, and the net carrying amount of the debt before modification) and recorded the fair value of the warrant liability of approximately $668,000 separately. The loss has been recorded as a capital transaction as the Note holders are also Preferred Stockholders. Accordingly, the carrying value of the Amended and Restated debt was approximately $1.5 million at September 30, 2014.

On June 6, 2014 and July 17, 2014, the Company issued 2014 Notes in an aggregate principal amount of approximately $995,000 pursuant to the Note and Warrant Purchase Agreement, of which approximately $495,000 was received on June 6, 2014 by the Company. The fair value of the warrants issued in July 17, 2014 with such debt of approximately $219,000 was recognized as a debt discount and accreted to interest expense over the one year maturity term of the debt. At September 30, 2014, the carrying amount of the 2014 Notes was approximately $675,000.

The Company evaluated the features of the Amended and Restated Notes, and the 2014 Notes, to ascertain if the embedded conversion feature was required to be bifurcated and accounted for as a derivative. The Company evaluated whether the embedded feature met the definition of a derivative and determined that the conversion option does not as it does not meet the “net settlement” requirement. The underlying shares of the Company are those of a private company and are not considered readily convertible to cash, and therefore bifurcation is not required. The Company next considered whether the discount upon conversion required recognition of a beneficial conversion feature. Since the debt is only convertible in the instance of specific transactions, it is considered contingently convertible, and any beneficial conversion would only be recognized upon the occurrence of one of the contingent events.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

5. Debt - (continued)

The Company issued to each holder of a 2014 Note or the Amended and Restated Notes, a warrant exercisable for common stock of the Company if the Company consummates an initial public offering (“IPO”) on or prior to December 31, 2014 or Series D convertible preferred stock at the original issuance price of such equity issuance if the IPO is not consummated on or prior to December 31, 2014 or if the Company is sold in 2014 in an M&A transaction consummated prior to the closing of the IPO. Under such scenario the number of warrants exercisable into Series D convertible stock would be approximately 2.1 million shares at an exercise price of $1.22 per share. The number of shares subject to such Warrant shall be equal to the sum of (a) the principal amount of any Amended and Restated Notes of any holder or affiliates, as defined, and (b) the principal amount of any 2014 Notes of such holder issued by the Company, divided by (2) the original issue price of the Series D Preferred Stock or common stock at the IPO price.

Since the warrants are convertible into Series D Preferred Stock, which is a redeemable security and presented as temporary equity these warrants are classified as liabilities.

The Company determined the fair value of the warrants issued on June 6, 2014 and July 17, 2014 was approximately $1,365,000, based upon the following assumptions:

•	The number of warrants to be issued and the strike price will be determined based upon future events, including potential sale, liquidation or IPO transactions as described above. The Company utilized a probability weighting of potential outcomes to estimate the number of warrants issuable, the type of underlying security, and the exercise price.
•	Volatility — 70%
•	Term — 0.5 years for an IPO scenario; 5 years for an M&A or liquidation scenario
•	Dividends — 0%
•	Discount rate — 0.6 – 1.6%

The Company utilized a probability weighting of the calculated values of the warrant utilizing a Black Scholes methodology to compute the estimated fair value. The Company will record changes in the fair value of the warrants in the statement of operations at each reporting period. The change in the fair value of the warrants for the three and nine months ended September 30, 2014 was approximately $881,800 and $876,800, respectively.

6. Warrants

At September 30, 2014, the following warrants were outstanding:

Class of Stock	Number of Shares	Exercise Price	Common Shares upon conversion
Series C Preferred	11,901	$1.75	1,239
Series D Preferred	27,932	$1.22	2,549
Common Stock	10,929	$0.65	10,929
Common Stock	7,247	$5.16	7,247
Total common stock	58,009		21,964

The above table does not include shares issuable upon exercise of warrants issued to note holders as the number of warrants issuable is not yet determinable (see Note 5).

All of the warrant agreements contain a provision providing for a cashless exercise whereby, the number of warrants to be issued will be reduced by the number shares which could be purchased from the proceeds of the exercise of the respective warrant. The warrants to purchase the Series C preferred stock and the Series D preferred stock and to purchase 10,928 shares of common stock must be exercised prior to the closing of an IPO or such warrants will expire. The remaining warrants expire from 2015 through 2018.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

7. Stockholders’ Notes Receivable

In 2005 and 2006, certain of the Company’s stockholders and officers issued various promissory notes totaling $195,000 for the sale of common stock. The notes were full recourse and were collateralized by the shares of stock sold. The notes bore interest at 6.75% and were due in one payment on the fifth anniversary of the note. The Board resolved to change the interest rate on these notes from 6.75% to 0.93%, effective October 1, 2012. The holders of these notes were granted an extension of maturity to October 1, 2016.

On January 15, 2014, the Company’s Board of Directors authorized loan forgiveness on the promissory note with the President of Eyegate. The note principal totaled $136,176, plus accrued interest of $64,582, which is included as a component of general and administrative expenses.

8. Equity Incentive Plan

In 2005, the Company approved the 2005 Equity Incentive Plan (the “2005 Plan”). The 2005 Plan provides for the granting of options, restricted stock or other stock-based awards to employees, officers, directors, consultants and advisors. During 2010, the maximum number of common shares that may be issued pursuant to the 2005 Plan was increased to 891,222 shares. The Board is responsible for administration of the 2005 Plan. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company’s voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company’s voting stock). Nonqualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than the par value per share.

The Company’s Board adopted the 2014 Equity Incentive Plan, or the 2014 Plan, and the Company’s stockholders are expected to approve the 2014 Plan prior to the completion of the Company’s planned IPO.

The following is a summary of stock option activity for the nine months ended September 30, 2014:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Life (In Years)
Outstanding at beginning of year	762,944	$0.91
Granted	—
Exercised	(2,277)	$2.85
Expired	(8,295)	$3.60
Outstanding at September 30, 2014	752,372	$0.93	4.55
Exercisable at September 30, 2014	727,836	$0.93	7.42
Vested and expected to vest at September 30, 2014	727,836	$0.93	7.42

Zero options were granted in the nine months ended September 30, 2014 and 2013, respectively.

The total stock-based compensation expense for employees and non-employees is included in the accompanying consolidated statements of operations as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Research & development	$1,232	$18,748	$10,181	$49,344
General and administrative	131	29,740	15,271	89,131
	$1,363	$48,488	$25,452	$138,475

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

8. Equity Incentive Plan - (continued)

As of September 30, 2014, there is approximately $6,458 of total unrecognized compensation expense related to unvested stock-based compensation arrangements granted. That cost is expected to be recognized over a weighted average period of 1.25 years. The intrinsic value of stock options outstanding and exercisable at September 30, 2014 is de minimus.

9. Income Taxes

The Company has not provided a benefit for income taxes as it forecasted operating losses for the years ended December 31, 2014 and 2013, and the Company expects to offset any deferred tax assets that arise therefrom with a valuation allowance.

The Company files United States federal income tax returns and income tax returns in the Commonwealth of Massachusetts as well as foreign tax returns for its subsidiary in France. The Company is not under examination by any jurisdiction for any tax year.

The statute of limitations for assessment by the Internal Revenue Service and Massachusetts tax authorities is closed for years prior to December 31, 2009, although carryforward attributes that were generated prior to tax year 2009 may still be adjusted upon examination by the IRS or state tax authorities. The Company files income tax returns in the United States, Massachusetts and France.

As of September 30, 2014, the Company had no unrecognized tax benefits or related interest and penalties accrued. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. The Company has not, as yet, conducted a study of R&D credit carryforwards. This study may result in an adjustment to the Company’s R&D credit carryforwards, however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position.

The Company has significant net operating loss carryforwards in the United States, State of Massachusetts and country of France. The net operating loss and tax credit carryforwards are subject to review by the Internal Revenue Service in accordance with the provisions of Section 382 of the Internal Revenue Code. Under this Internal Revenue Code section, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset the Company’s taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of the Company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of the Company’s net operating loss carryforwards before they expire. The closing of the Company’s initial public offering, alone or together with transactions that have occurred or that may occur in the future, may trigger an ownership change pursuant to Section 382, which could limit the amount of research and development and net operating loss carryforwards that could be utilized annually in the future to offset the Company’s taxable income, if any. Any such limitation, whether as the result of the Company’s initial public offering, sales of common stock by the Company’s existing stockholders or additional sales of common stock by the Company after its initial public offering, could have a material adverse effect on the Company’s results of operations in future years.

10. Commitments and Contingencies

Operating Leases

The Company has a lease for the rental of office space for its corporate headquarters. The lease covers the rental of up to 2,390 square feet.

The Company executed a lease agreement in January 2013 which expired in June 2013. The Company exercised its option to continue the lease on a month to month basis. The agreement is cancellable by either party with one month notice.

EYEGATE PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

10. Commitments and Contingencies - (continued)

License Agreements

The Company is a licensee under two license agreements that grant the Company the exclusive right to commercialize the technology related to its proprietary drug delivery system. Both license agreements require the Company to pay royalties to the licensor based on revenues related to the licensed technology.

One of the license agreements requires the Company to pay an annual license fee of $12,500 and, beginning January 1, 2012, requires the Company to pay an annual minimum royalty of $100,000 until the Company has a product using the technology approved and available for commercial sale in the United States. This license also requires payments upon the Company’s achievement of certain milestones. Unless terminated pursuant to the license agreement, this license will expire 12 years after the date of the first commercial sale of a product containing the licensed technology. On July 7, 2014, the Company and the Licensor entered into an amendment of the license agreement, whereby the parties agreed to eliminate the past and future minimum royalty provisions and related obligations in exchange for the increase of certain future milestone payments, as well as the issuance of 15,036 shares of our common stock to the licensor. The Company extinguished $240,000, net of the fair value of the stock consideration received, in the three months ended September 30, 2014.

Future minimum payments under the license as of September 30, 2014 are $12,500 per year.

Executive Bonus

In addition to the loan forgiveness discussed in Note, the Board also authorized a bonus award for the Eyegate President in the amount of $130,000. The bonus amount is due upon the earlier of the sale of the Company, liquidation, dissolution or winding up of the Company, or June 30, 2014, and is included in accrued expenses at September 30, 2014.

Contingencies

The Company neglected to file its Reports of Foreign Bank and Financial Accounts (“FBAR”) for 2011 and 2012 as required by the Bank Secrecy Act. The Company’s failure to file an FBAR when required may result in civil penalties, criminal penalties or both. The Company could be subject to penalties up to the greater of $100,000 per year or 50% of the amount in the account at the time of the violation. On July 24, 2014, the Company filed the delinquent returns. As of September 30, 2014, the Company has not recorded an accrual related to this contingency as it has not been assessed a penalty and because management believes that the Company did not willfully fail to file FBAR and it has retained records of account, therefore, the Company may not be subject a significant penalty.

11. Employee Benefit Plans

The Company has an employee benefit plan for its United States-based employees under Section 401(k) of the Internal Revenue Code. The Plan allows all eligible employees to make contributions up to a specified percentage of their compensation. Under the Plan, the Company may, but is not obligated to, match a portion of the employee contribution up to a defined maximum. The Company made no matching contribution during the nine months ended September 30, 2014 and 2013.

12. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2013 through November 20, 2014, the date these consolidated financial statements were available to be issued. During this period, no material subsequent events came to the attention of management.

1,428,572 Shares
Common Stock

PROSPECTUS

Aegis Capital Corp

Until            , 2014 (25 days after the commencement of this offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Capital Market listing fee.

SEC registration fee	$3,905
FINRA filing fee	$10,094
NASDAQ Capital Market listing fee	$50,000
Printing and engraving expenses	$145,582
Legal fees and expenses	$400,000
Accounting fees and expenses	$444,875
Blue sky fees and expenses	$20,000
Custodian and transfer agent fees	$1,000
Miscellaneous fees and expenses	$74,544
Total	$1,150,000
Item 14.	Indemnification of Directors and Officers.

In connection with the completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors for monetary damages for breach of their fiduciary duties as directors. The Registrant’s amended and restated bylaws to be in effect immediately prior to the completion of this offering provide that the Registrant must indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware. Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. Prior to the consummation of this offering, the Registrant expects to enter into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future. The Registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions. The Underwriting Agreement, the form of which is attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the United States Securities Act of 1933, as amended, or the Securities Act, and affords certain rights of contribution with respect thereto. See also “Undertakings” set out in response to Item 17 herein.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding the shares of common stock and preferred stock and the warrants issued, and options granted, by us in the three years preceding the filing of this registration statement that were not registered under the Securities Act.

(1)	Under the 2005 Equity Incentive Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) in 2010, we granted stock options to purchase an aggregate of 209,414 shares of our common stock at an exercise price of $0.65 per share, (b) in 2011, we granted stock options to purchase 121,375 shares of our common stock at an exercise price of $0.65 per share, (c) in 2012, we granted stock options to purchase an aggregate of 60,723 shares of our common stock at an exercise price of $0.65 per share and (d) in 2013 we did not grant any stock options.
(2)	In January 2011, EyeGate S.A.S. issued an aggregate of 98,212 shares of its common stock at a price per share of $7.96, which shares are exchangeable into shares of our Series D Preferred Stock or common stock.
(3)	In 2012, we issued warrants to investors exercisable for an aggregate of 10,929 shares of our common stock at an initial exercise price of $0.65 per share. These warrants terminate seven years after the date issued.
(4)	In 2012, 2013, the three months ended March 31, 2014, and April 2014 we issued convertible promissory notes under which we must repay the aggregate principal amount of $2,490,058. Such notes were amended and restated in June 2014.
(5)	In June and July 2014, we issued convertible promissory notes in the principal amount of approximately $995,000, convertible into shares of our common stock and warrants to purchase that number of shares of our common stock equal to the aggregate amount of the principal and interest outstanding under the 2012 Notes, the 2013 Notes and the 2014 Notes divided by the offering price of a share of common stock under this offering.
(6)	In July 2014, we issued 15,036 shares of our common stock in connection with the amendment to our Amended and Restated License Agreement with the University of Miami.

The offers, sales, grants and issuances of the securities described in paragraph (1) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701. The recipients of such securities were our employees, directors, officers, consultants and advisors and received the securities under our 2005 Equity Incentive Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offer, sale, and issuance of the securities described in paragraphs (2), (3), (4), (5) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuances of the securities to the accredited investors did not involve a public offering. The recipients of the securities in these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on December 1, 2014.

EYEGATE PHARMACEUTICALS, INC.

By:	/s/ Stephen From Stephen From Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Stephen From Stephen From	President, Chief Executive Officer and Director (principal executive officer and principal financial and accounting officer)	December 1, 2014

+ Paul Chaney	Director	December 1, 2014

+ Morton Goldberg	Director	December 1, 2014

+ Praveen Tyle	Director	December 1, 2014

+ Thomas Balland	Director	December 1, 2014

+ Thomas E. Hancock	Director	December 1, 2014

+ Bernard Malfroy-Camine	Director	December 1, 2014

+ Mounia Chaoui	Director	December 1, 2014

+By: /s/ Stephen From Stephen From Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1**	Form of Underwriting Agreement
3.1**	Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated as of December 8, 2009, Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated as of June 15, 2010, Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated as of December 29, 2010, and Certificate of Third Amendment to Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated as of June 17, 2014.
3.2**	By-laws of the Registrant
3.3**	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3.4**	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)
3.5**	Certificate of Fourth Amendment to Fourth Amended and Restated Certificate of Incorporation of the Registrant
4.1**	Specimen Stock Certificate evidencing the shares of common stock
4.2**	Form of Representative’s Warrant Agreement
5.1**	Opinion of Burns & Levinson LLP
10.1**	2005 Equity Incentive Plan, as amended
10.2**	2014 Equity Incentive Plan
10.3**	Employee Stock Purchase Plan
10.4†**	Transaction Protocol (License Agreement), by and between Optis B.V., Optis France SA, and Mrs. Francine Behar-Cohen, dated as of July 23, 1999
10.5†**	Amended and Restated License Agreement, by and between University of Miami and EyeGate Pharma SA (f/k/a Optis France SA), dated as of December 16, 2005
10.6**	Form of Indemnification Agreement
10.7#**	Form of Second Amended and Restated Employment Agreement by and between the Registrant and Stephen From (to be effective upon closing of this offering)
10.8#**	Form of Amended and Restated Offer of Employment by and between the Registrant and Michael Manzo (to be effective upon closing of this offering)
10.9**	Form of Notice of Stock Option Grant pertaining to the 2014 Equity Incentive Plan
10.10**	Form of Notice of Stock Unit Award pertaining to the 2014 Equity Incentive Plan
10.11†**	First Amendment to First Amended and Restated License Agreement of and between EyeGate Pharma SA and University of Miami, dated as of July 7, 2014
21.1**	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Accounting Firm
23.2**	Consent of Burns & Levinson LLP (included in Exhibit 5.1)
24.1**	Power of Attorney

**	Previously filed.
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
#	Management contract or compensatory plan or arrangement.